Primero Mining Corp.

Cerro Resources NL

Scheme Implementation
Deed

REFILED FEBRUARY 4, 2013, AS AMENDED TO REFLECT CORRECT DATE OF EXECUTION

1

DATED	13 December	2012

PARTIES

PRIMERO MINING CORP. of Suite 2301, 20 Queen Street West Toronto, Ontario, M5H 3R3, Canada (“Primero”)

CERRO RESOURCES NL ACN 006 381 684 of Ground Floor, 139 Coronation Drive, Milton, Brisbane QLD, Australia (“Cerro ”)

BACKGROUND

A.	The parties have agreed that:

(i) Primero will acquire all of the ordinary shares in Cerro by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Cerro and Scheme Shareholders; and

(ii)

the terms of the Cerro Options will be amended and the obligations thereunder assumed by Primero by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Cerro and the Scheme Optionholders.

B.

Cerro and Primero have agreed that the shares of Spinco will be distributed in-specie to Scheme Shareholders and that the Spinout Assets will be transferred to Spinco in accordance with the terms and conditions of the Demerger Deed.

C.	Cerro and Primero have also agreed that Primero will subscribe for shares in Spinco in accordance with the terms and conditions of the Demerger Deed.

D.	The parties have agreed to implement the schemes of arrangement on the terms of this Deed.

OPERATIVE PROVISIONS

1.	Definitions and Interpretation

1.1	Defined Terms and Interpretation

In the interpretation of this Deed, unless inconsistent with the subject or context each of the expressions defined in Part 1 of Schedule 1 shall have the meaning there assigned to it and the provisions of Part 2 of Schedule 1 shall apply.

1.2	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.3	Contra proferentem excluded

No term or condition of this Deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Deed or a provision of it.

2.	Agreement to proceed with the Transaction

	(a)	Cerro agrees to put the Capital Reduction Resolution to Cerro Shareholders for approval by ordinary resolution at the General Meeting.

	(b)	The Capital Reduction is conditional on the Cerro Securityholders approving the Schemes at the Scheme Meetings.

	(c)	The Schemes will be put to Cerro Securityholders for approval at the Scheme Meetings, by the majorities required under section 411(4)(a)(ii) of the Corporations Act.

	(d)	The Schemes are conditional on the Cerro Shareholders approving the Capital Reduction Resolution at the General Meeting.

	(e)	Cerro agrees to propose and implement the Schemes on and subject to the terms and conditions of this Deed, and substantially in accordance with the Timetable.

	(f)	Cerro agrees to transfer the Spinout Assets to Spinco and to issue the Spinco Shares to Primero pursuant to the Subscription and otherwise pursuant to the terms of the Demerger Deed

	(g)	Primero agrees with Cerro to assist Cerro to propose and implement the Schemes on and subject to the terms of this Deed, and substantially in accordance with the Timetable.

3.	Conditions precedent and pre-implementation steps

3.1	Conditions precedent

Subject to this clause 3, the Schemes will not become Effective, and the respective obligations of the parties in relation to the implementation of the Schemes are not binding, until each of the following conditions precedent is satisfied or waived to the extent and in the manner set out in clause 3.3.

	Conditions	Party entitled to benefit

(a)	Regulatory Approvals: before 5:00pm on the Business Day before the Second Court Date:

(i)	FIRB: if required of Primero by virtue of FATA based on Primero’s proposed investment in Spinco or the Schemes:	Cannot be waived if Primero requires FIRB approval under FATA, otherwise Primero is entitled to the benefit of this condition.

(A)	the Treasurer gives an approval under FATA to the Subscription and to the acquisition of Cerro Shares, as the case may be;

(B)	the Treasurer notifies Primero in writing that there are no objections in terms of foreign investment policy of the Australian government to the Subscription or to the acquisition of Cerro Shares, as the case may be; or

(C)	the Treasurer becomes precluded by passage of time from making any order under Part II of FATA in respect of the Subscription or to the acquisition of Cerro Shares, as the case may be.

(ii)	ASIC, ASX and TSX-V: before 8.00am on the Second Court Date ASIC, ASX and TSX-V issue or provide such consents, approvals, waivers or have done such other acts which the parties agree are reasonably necessary or desirable to implement the Schemes and the Spinout and such consents approvals waivers or acts (as applicable) have not been withdrawn or revoked before 8.00am on the Second Court Date;	Both parties

(iii)	TSX and NYSE: conditional approval from the TSX and approval (subject to official notice of issuance) from the NYSE to the listing of the New Primero Shares to be issued pursuant to the Schemes and, if required by TSX or NYSE, the approval of persons holding New Primero Shares.	Both parties

(iv)	Mexico approvals: Any regulatory approval required under the laws of Mexico as a consequence of the Transaction.	Primero

(together “Regulatory Approvals”).

(b)	Capital Reduction Resolution: Cerro Shareholders approve the Capital Reduction Resolution.	Cannot be waived

(c)	Shareholder approval: Cerro Shareholders approve the Share Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act.	Cannot be waived

(d)	Court approval: The Court approves the Share Scheme in accordance with section 411(4)(b) of the Corporations Act either unconditionally or on conditions that do not impose unduly onerous obligations upon any party (acting reasonably).	Cannot be waived - unless the condition is imposed on one party only, in which case, it can only be waived by that party

(e)	Restraints: No temporary restraining order, preliminary or permanent injunction or other order issued by, or other material legal restraint or prohibition imposed by, any court of competent jurisdiction or Government Agency preventing the Transaction is in effect at 8:00am on the Second Court Date.	Cannot be waived

(f)	No Cerro Prescribed Occurrence: no Cerro Prescribed Occurrence occurs between the date of this Deed and 8:00am on the Second Court Date.	Primero

(g)	No Cerro Material Adverse Change: no Cerro Material Adverse Change occurs between the date of this Deed and 8:00am on the Second Court Date.	Primero

(h)	Cerro Representations and Warranties: the representations and warranties of Cerro set out in this Deed are true and correct as at the date of this Deed and as at 8:00am on the Second Court Date.	Primero

(i)	No Primero Prescribed Occurrence: no Primero Prescribed Occurrence occurs between the date of this Deed and 8:00am on the Second Court Date.	Cerro

(j)	No Primero Material Adverse Change: no Primero Material Adverse Change occurs between the date of this Deed and 8:00am on the Second Court Date.	Cerro

	Condition	Party Entitled to Benefit

(k)	Primero Representations and Warranties: the representations and warranties of Primero set out in this Deed are true and correct in all material respects as at the date of this Deed and as at 8:00am on the Second Court Date.	Cerro

(l)	Cerro Optionholder approval: Cerro Optionholders approve the Option Scheme at the meeting or meetings of Cerro Optionholders held in connection with the Option Scheme by the requisite majorities under the Corporations Act.	Cannot be waived

(m)	Court approval of the Option Scheme: The Court approves the Option Scheme in accordance with section 411(4)(b) of the Corporations Act.	Cannot be waived - unless the condition is imposed on one party only, in which case, it can only be waived by that party

(n)	Support agreements: each Cerro Board member, the Senior Persons and their respective Associates, who are Cerro shareholders, in their capacity as shareholders, enter into a Support Deed in favour of Primero under which they agree to vote in favour of the Share Scheme, and the Option Scheme if they are Cerro Optionholders.	Primero

(o)	Material breach: there is no material breach of this Deed by any party before 8:00am on the Second Court Date.	The party (if any) who is not in material breach of this Deed

(p)	Independent Expert: the Independent Expert's Report concludes that the Transaction is fair and reasonable to the Cerro Securityholders or in the best interests of the Cerro Securityholders and the Independent Expert has not publicly withdrawn or qualified this conclusion on or before the despatch of the Scheme Booklet.	Cerro

3.2	Reasonable endeavours

	(a)	Cerro must use its reasonable endeavours to procure that the conditions precedent in clauses 3.1(b), 3.1(c), 3.1(f), 3.1(g), 3.1(h), 3.1(l), 3.1(n) and 3.1(p) are satisfied.

	(b)	Primero must use its reasonable endeavours to procure that the conditions precedent in clauses 3.1(i), 3.1(j) and 3.1(k) are satisfied.

	(c)	Each party must use its reasonable endeavours to procure that:

(i) the conditions precedent in clauses 3.1(a), 3.1(d), 3.1(e), 3.1(m) and 3.1(o) are satisfied; and

(ii)

there is no occurrence within the control of Cerro or Primero (as the context requires) that would prevent the conditions precedent in clause 3.1, which that party must use reasonable endeavours to satisfy, being satisfied.

(d)	Without limiting this clause 3.2, each party must:

	(i)	promptly apply for all relevant Regulatory Approvals (as applicable) and provide to the other a copy of all those applications;

	(ii)	take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information at the earliest practicable time;

	(iii)	provide the other party with all correspondence and other information reasonably requested in connection with the applications for Regulatory Approvals;

	(iv)	consult with the other in advance as is reasonable, in relation to the progress of obtaining Regulatory Approvals; and

(v)

so far as it is able, allow the other party and its Representatives the opportunity to be present and make submissions at any meetings with any regulatory body relating to the Regulatory Approvals in respect of the Transaction.

3.3	Waiver of conditions precedent

(a)

A condition precedent can only be waived in writing by a party entitled to the benefit of that condition as noted in the table in clause 3.1 (in its absolute discretion) and will only be effective to the extent specifically set out in the waiver.

	(b)	A party entitled to waive the breach or non-fulfilment of a condition precedent may do so in its absolute discretion.

(c)

If a party waives the breach or non-fulfilment of any of the conditions precedent in clause 3.1, that waiver does not prevent it from suing the other party for any breach of this Deed that resulted in the breach or non-fulfilment of the condition precedent.

	(d)	Waiver of a breach or non-fulfilment in respect of one condition precedent does not constitute:

		(i)	a waiver of breach or non-fulfilment of any other condition precedent resulting from the same event; or

		(ii)	a waiver of breach or non-fulfilment of that condition precedent resulting from any other event.

3.4	Termination on failure of condition precedent

(a)

If any condition precedent in clause 3.1 is not satisfied or (where capable of waiver) waived by the date specified in this Deed for its satisfaction, or any event occurs that would prevent any of the conditions precedent in clause 3.1 being satisfied or there is an occurrence that will prevent the condition precedent being satisfied by the time and date specified in this Deed for its satisfaction or the Schemes have not become Effective by the End Date , the parties must consult in good faith to:

(i)	consider and, if agreed, determine whether the Transaction may proceed by way of alternative means or methods;

(ii)	consider and, if agreed, extend the relevant time or date for satisfaction of the conditions precedent;

(iii)

consider and, if agreed, change the date of the applications made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Schemes or adjourning those applications (as applicable) to another date agreed to in writing by Primero and Cerro (being a date no later than 5 Business Days before the End Date); or

(iv)	consider and, if agreed, extend the relevant date or End Date.

(b)

Subject to clauses 3.4(d), 3.4(e) and 3.4(f), if the parties are unable to reach agreement under clause 3.4(a) within 5 Business Days of becoming aware of the relevant occurrence or relevant date or by the End Date, unless that condition precedent is waived by Primero or Cerro as provided in clause 3.3, then either party may terminate this Deed without any liability to the other party because of that termination. To avoid doubt, nothing in this clause 3.4(b) affects the obligation of Cerro to pay the Cerro Reimbursement Fee, if it is required to do so under clause 12.

(c)

Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of clause 13.3), on termination of this Deed, no party has any rights against or obligations to any other party under this Deed except for those rights and obligations which accrued prior to termination.

(d)

If the conditions in clauses 3.1(c) and 3.1(l) are not satisfied only because of a failure to obtain the majorities required by section 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice within 3 Business Days after the date of the conclusion of the Scheme Meetings, require the approval of the Court to be sought, pursuant to the Court's discretion in that section, provided the party has in good faith formed the view that the prospect of the Court exercising its discretion in that way is reasonable.

(e)

If the Court refuses to make an order approving the Schemes satisfying clauses 3.1(d) and 3.1(m), at Primero's request, Cerro must appeal the Court's decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent senior counsel indicates that, in his or her view, an appeal would have negligible prospects of success before the End Date). Cerro may bring an appeal even if not requested by Primero. If any such appeal is undertaken at the request of Primero, Primero will bear Cerro 's costs of the appeal (including costs of the independent senior counsel) unless the parties otherwise agree. If any such appeal is undertaken by Cerro, without the prior request from Primero, Cerro will bear Primero's costs of the appeal unless the parties otherwise agree.

(f)	A party will not be entitled to terminate this Deed pursuant to clause 3.4(b) if the relevant condition precedent has not been satisfied as a result of:

	(i)	a breach of this Deed by that party; or

	(ii)	a deliberate act or omission of that party which either alone or together with other circumstances prevents that condition precedent from being satisfied.

3.5	Certain notices

	(a)	Cerro and Primero (as the case may be) must promptly advise each other in writing of satisfaction of a condition precedent.

(b)

If a condition precedent is not satisfied by the time and date specified, the parties agree that (unless there is no reasonable prospect that the condition precedent will be satisfied before the End Date) an application will be made to defer the Second Court Date until such time (not later than the Business Day before the End Date) as reasonably required to enable the relevant condition precedent to be satisfied.

(c)

If, before the time and date specified for satisfaction of a condition precedent, an event that will prevent that condition precedent being satisfied occurs, the party with knowledge of that event must immediately give the other party written notice of that event and full particulars relating to that event.

	(d)	Cerro and Primero (as the case may be) must promptly advise each other in writing of any change or event causing, or which, so far as can reasonably be foreseen, would cause:

		(i)	a representation or warranty provided in this Deed by the relevant party to be false;

		(ii)	a breach or non-fulfilment of any of the conditions precedent; or

		(iii)	a material breach of this Deed by the relevant party.

3.6	Interpretation

For the purposes of clause 3, a condition precedent will be incapable of satisfaction, or incapable of being fulfilled if:

(a)

in the case of a condition precedent relating to a Regulatory Approval – the relevant regulatory authority makes or has made a final adverse determination in writing to the effect that it will not provide the Regulatory Approval; and

(b)

in all other cases – there is an act, failure to act or occurrence that will prevent the condition precedent being satisfied by the End Date (and the breach or non- fulfilment that would otherwise have occurred has not already been waived in accordance with this Deed).

3.7	Certificates

(a)	On the Second Court Date:

(i)

Cerro will provide a certificate to the Court confirming whether or not the conditions precedent set out in clauses 3.1(a)(ii) to 3.1(a)(iv), 3.1(b), 3.1(c), 3.1(e), 3.1(f), 3.1(g), 3.1(h), 3.1(l), 3.1(m), 3.1(n), 3.1(o) and 3.1(p) have been satisfied or waived in accordance with the terms of this Deed;

(ii)

Primero will provide a certificate to the Court confirming whether or not the conditions precedent set out in clauses 3.1(a)(i) to 3.1(a)(iv), 3.1(e), 3.1(i), 3.1(j), 3.1(k) and 3.1(o) have been satisfied or waived in accordance with the terms of this Deed;

(iii)

Cerro will provide a certificate to Primero confirming whether or not it has materially breached any of its obligations under this Deed (including a breach of a representation or warranty), and if it has, giving details of such breach(es); and

(iv)

Primero will provide a certificate to Cerro confirming whether or not it has materially breached any of its obligations under this Deed (including a breach of a representation or warranty), and if it has, giving details of such breach(es).

(b)

The giving of a certificate by Cerro or Primero under clause 3.7(a) will, in the absence of manifest error or a contradictOption Schmeory statement in the certificate given by another, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in each certificate.

4.	Transaction steps

4.1	Schemes

Cerro must, as soon as reasonably practicable after the date of this Deed and substantially in compliance with the Timetable, propose and implement the Schemes under which, subject to the Schemes becoming Effective:

	(a)	the Distribution Entitlement of each Scheme Shareholder will be distributed to the Scheme Shareholders;

	(b)	Cerro will transfer the Spinout Assets to Spinco in accordance with the Demerger Deed;

	(c)	all of the Scheme Shares will be transferred to Primero and the Scheme Shareholders will be entitled to receive the Acquisition Consideration;

	(d)	the terms of all of the Scheme Options will be amended by the terms of the Option Scheme; and

	(e)	Cerro will issue Spinco Shares to Primero in accordance with the Demerger Deed.

4.2	No amendment to the Schemes without consent

Cerro must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of either of the Schemes (to the extent they relate to the Acquisition) or the Spinout without the prior written consent of Primero (acting reasonably).

4.3	Acquisition Consideration

(a)

Subject to clause 4.3(b) and 4.3(c), Primero undertakes and warrants to Cerro that in consideration of the transfer to Primero of all Scheme Shares under the terms of the Share Scheme, on the Implementation Date Primero will provide to each Scheme Shareholder the Acquisition Consideration for each Scheme Share held by such Scheme Shareholder in accordance with the terms of this Deed and the Share Scheme.

(b)

Where the calculation of the number of Primero Shares to be issued to a particular Scheme Shareholder would result in the issue of a fraction of a Primero Share any entitlement of a Scheme Shareholder to a fraction of a Primero Share:

		(i)	which is 0.5 or greater, will be rounded up to the nearest whole number of Primero Shares; and

		(ii)	which is less than 0.5, will be rounded down to the nearest whole number of Primero Shares.

(c)

If Primero is of the opinion, formed reasonably, that several Scheme Shareholders, each of which holds a holding of Cerro Shares which results in a fractional entitlement to New Primero Shares, have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Shareholder's entitlement to the Acquisition Consideration, Primero may direct Cerro to give notice to those Scheme Shareholders:

	(i)	setting out the names and registered addresses of all of them;

	(ii)	stating that opinion; and

	(iii)	attributing to one of them specifically identified in the notice the Cerro Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice will, for the purposes of the Scheme, be taken to hold all those Cerro Shares and each of the other Scheme Shareholders whose names are set out in the notice will, for the purposes of the Scheme, be taken to hold no Cerro Shares.

4.4	Ineligible Foreign Shareholders

Primero has no obligation to allot or issue New Primero Shares to an Ineligible Foreign Shareholder or Small Lot Scheme Shareholder under the Share Scheme and, instead, must procure that New Primero Shares are issued to the Sale Agent for the account of the Ineligible Foreign Shareholder and Small Lot Scheme Shareholders, and are dealt with in accordance with the Share Scheme. Any New Primero Shares to be sold under the Sale Facility will be issued for the account of and will be held by the Sale Agent as nominee in trust for the Scheme Shareholder who is the beneficial owner of the New Primero Shares.

4.5	Shares to rank equally

Primero covenants in favour of Cerro (in its own right and on behalf of the Scheme Shareholders) that:

(a)	the New Primero Shares will rank equally in all respects with all existing Primero Shares; and

(b)	on issue each New Primero Share will be fully paid and free from any Encumbrance.

4.6	Cerro Options

	(a)	On the Implementation Date, the terms of each Scheme Option will be varied in accordance with Annexure 3.

	(b)	Primero covenants and undertakes that Primero will:

		(i)	comply with the terms of the Amended Options;

		(ii)	issue Primero Shares on exercise of Amended Options in accordance with the terms of the Amended Options; and

(iii)

if necessary, waive any terms or conditions attaching to the Amended Options that result in the expiry or lapse of the Amended Options on cessation of a Scheme Optionholder’s employment (other than for termination for cause) with Cerro and allow a Scheme Optionholder to exercise an Amended Option despite any such cessation of employment but otherwise in accordance with the terms thereof.

4.7	Deed Poll

Primero must execute and deliver the Primero Deed Poll prior to the despatch of the Scheme Booklet. Cerro holds the benefit of this obligation in its own right and separately as trustee for each Scheme Securityholder.

5.	Implementation

5.1	Cerro's obligations

Cerro must take all reasonably necessary steps to implement the Schemes and the Spinout as soon as is reasonably practicable after the date of this Deed and, without limitation, must use reasonable endeavours to ensure that each step in the Timetable is met by the relevant date set out beside that step (and must consult with Primero on a regular basis about its progress in that regard), including:

	(a)	doing any acts it is authorised and able to do, on behalf of Cerro Securityholders; and

	(b)	each of the following:

(i)

preparation of Scheme Booklet: prepare and despatch the Scheme Booklet in accordance with all applicable laws and in particular with the Corporations Act, the Corporations Regulations, RG 60, the Listing Rules, the orders of the Court at the First Court Date and clause 5.2;

(ii) execution of Demerger Deed: by the date specified in the Timetable, incorporate Spinco and enter into, and procure that Spinco enters into, the Demerger Deed with Spinco and Primero;

(iii)

execution of Promissory Note and Security Agreement: as soon as reasonably practicable after the date of this Deed enter into the Promissory Note and Security Agreement with Primero, in furtherance of the loan facility referred to at clause 16.2;

(iv)

directors' recommendation: include in the Scheme Booklet the Board Recommendation and a statement by the Cerro Board that each Cerro Board member will vote, or procure the voting of any Cerro Shares or Cerro Options (as applicable) held by or on behalf of such Cerro Board member at the time of the Scheme Meetings in favour of the Schemes at the Scheme Meetings (as applicable) in the absence of a Superior Proposal;

(v)	section 411(17)(b) statement: apply to ASIC for the production of:

	(A)	an indication of intent letter stating that it does not intend to appear before the Court on the First Court Date; and

	(B)	a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes before the Second Court Date;

(vi)	Court direction: apply to the Court for orders pursuant to section 411(1) of the Corporations Act directing Cerro to convene the Scheme Meetings;

(vii)	General Meeting: convene the General Meeting to obtain Cerro Shareholder approval to the Capital Reduction Resolution;

(viii)	Scheme Meetings: convene the Scheme Meetings to agree to the Schemes in accordance with the orders made by the Court pursuant to section 411(1) of the Corporations Act;

(ix)

Court documents: consult with Primero in relation to the content of the documents required for the purpose of each of the Court hearings held for the purpose of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Schemes (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, comments from Primero and its Representatives on those documents;

(x)

Court approval: (subject to all conditions precedent in clause 3.1, other than the conditions in clause 3.1(d) and 3.1(m) relating to Court approval being satisfied or waived in accordance with this Deed) apply to the Court for orders approving the Schemes as agreed to by the Cerro Securityholders at the Scheme Meetings;

(xi)

Certificate: at the hearing on the Second Court Date provide to the Court the certificates confirming whether or not the conditions precedent in clause 3.1 (other than the condition in clause 3.1(d) and 3.1(m)) have been satisfied or waived in accordance with clause 3.7(a). Drafts of the relevant certificates shall be provided by Cerro to Primero and the Court (as applicable) by 5:00pm on the Business Day prior to the Second Court Date;

(xii)

lodge copy of Court order: lodge with ASIC an office copy of the Court orders in accordance with section 411(10) of the Corporations Act approving the Schemes on the day such office copies are received (or such later date as agreed in writing by Primero);

(xiii)	Capital Reduction and Distribution Entitlement: reduce its share capital in accordance with the Capital Reduction Resolution and distribute to each Scheme Shareholder their Distribution Entitlement;

(xiv)

Acquisition Consideration: close the Cerro Share Register as at the Record Date and determine entitlements to the Acquisition Consideration in accordance with the Share Scheme and the Primero Deed Poll;

(xv)	Cerro Options: close the Cerro Option Register as at the Record Date and determine entitlements of Cerro Optionholders in accordance with the Option Scheme and the Primero Deed Poll;

(xvi)

registration of Scheme Shares: subject to Primero having issued the Acquisition Consideration in accordance with the Share Scheme and Primero Deed Poll, register all transfers of Scheme Shares held by the Scheme Shareholders to Primero and update the Cerro Share Register on or as soon as practicable after the Implementation Date;

(xvii)

registration of Scheme Options: register the entitlements of the Scheme Optionholders to the Amended Options in the relevant register of Primero and update the Cerro Option Register accordingly on or as soon as practicable after the Implementation Date;

(xviii)	consultation with Primero in relation to Scheme Booklet: consult with Primero as to the content and presentation of the Scheme Booklet including:

(A)

providing to Primero drafts of the Scheme Booklet and the Independent Expert's Report for the purpose of enabling Primero to review and comment on those draft documents. In relation to the Independent Expert's Report, Primero's review is to be limited to a factual accuracy review;

	(B)	taking all comments made by Primero into account in good faith when producing a revised draft of the Scheme Booklet;

(C)

providing to Primero a revised draft of the Scheme Booklet within a reasonable time before the Regulator's Draft is finalised and to enable Primero to review the Regulator's Draft before the date of its submission;

	(D)	obtaining written approval from Primero for the form and content in which the Primero Information appears in the Scheme Booklet; and

	(E)	confirming to Primero the accuracy of the Cerro Information in the Scheme Booklet;

(xix)

information: provide all necessary information, or procure that the Cerro Registry provides all necessary information, in each case in a form reasonably requested by Primero, about the Schemes, the Scheme Securityholders and Cerro Securityholders to Primero and its Representatives which Primero reasonably requires in order to:

(A)	canvass agreement to the Schemes by Cerro Securityholders (including the results of directions by Cerro to Cerro Securityholders under Part 6C.2 of the Corporations Act); or

(B)	facilitate the provision by, or on behalf of, Primero of the Acquisition Consideration.

Cerro must comply with any reasonable requests of Primero for Cerro to give directions to Cerro Securityholders pursuant to Part 6C.2 of the Corporations Act from time to time for any of the purposes referred to in clauses 5.1(b)(xix)(A) or 5.1(b)(xix)(B) above;

(xx)

ASIC: keep Primero informed of any matters raised by ASIC in relation to the Scheme Booklet or the Transaction, and use reasonable endeavours to take into consideration in resolving such matters any issues raised by Primero;

(xxi)

Independent Expert: promptly appoint the Independent Expert, and provide all assistance and information reasonably requested by it in connection with the preparation of the Independent Expert's Report for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by it for inclusion in the Scheme Booklet (including any updates to it);

(xxii)

Regulatory notifications: in relation to the Regulatory Approvals, lodge with any regulatory authority within the relevant time periods all documentation and filings required by law to be so lodged by Cerro in relation to the Transaction;

(xxiii)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt from those laws);

(xxiv)	Cerro Prescribed Occurrence: ensure that no Cerro Prescribed Occurrence occurs between the date of this Deed and 8:00am on the Second Court Date;

(xxv)

merged co-information: prepare and promptly provide to Primero any information regarding the Cerro Group which Primero reasonably requires in order to prepare the information regarding the merged Cerro-Primero entity following implementation of the Schemes for inclusion in the Scheme Booklet; and

(xxvi)

Other: do all other things contemplated by or necessary to give effect to the Schemes and the orders of the Court approving the Schemes (or procure them to be done) in accordance with the Timetable and the orders of the Court.

5.2	Scheme Booklet

(a)	The Scheme Booklet will include:

(i)	the terms of the Schemes;

(ii)

the notice of the General Meeting to consider and if thought fit, approve the Capital Reduction Resolution and any other resolutions necessary to give full effect to the Transaction, together with a proxy form for the General Meeting and for any ancillary meeting;

(iii)

the notices of each of the Scheme Meetings, and any other notice of meeting in respect of any resolution that is necessary, expedient or incidental to give effect to the Schemes, together with the proxy forms for each of the Scheme Meetings and for any ancillary meeting;

(iv)	the Cerro Information;

(v)	the Primero Information;

(vi)	the Board Recommendation;

(vii)	a copy or summary of this document (without the schedules or annexures);

(viii)	a copy of the executed Deed Polls; and

(ix)	a copy of the Independent Expert’s Report.

(b)

Cerro must make available to Primero drafts of the Scheme Booklet, consult with Primero in relation to the content of those drafts, and consider in good faith, for the purpose of amending those drafts, comments from Primero on those drafts. Primero acknowledges and agrees that Cerro has ultimate discretion with respect to the preparation, form and content of the Scheme Booklet other than the Primero Information.

(c)

Cerro must seek approval from Primero for the form and context in which the Primero Information appears in the Scheme Booklet, which approval Primero must not unreasonably withhold or delay, and Cerro must not lodge the Scheme Booklet with ASIC or other applicable regulatory authority until such approval is obtained from Primero.

(d)

Cerro must take all reasonable steps to ensure that the Scheme Booklet (other than the Primero Information) is not misleading or deceptive in any material respect (whether by omission or otherwise) as at the date it is despatched to Cerro Securityholders.

(e)

Primero must take reasonable steps to ensure that the Primero Information is not misleading or deceptive in any material respect (whether by omission or otherwise) as at the date on which the Scheme Booklet is despatched to Cerro Securityholders.

(f)

Cerro must provide to Primero all such further or new information of which Cerro becomes aware that arises after the Scheme Booklet has been despatched until the date of the last Scheme Meeting where this is or may be necessary to ensure that the Scheme Booklet continues to comply with the Corporations Act, RG 60 and the Listing Rules and any other applicable laws or requirements.

(g)

Cerro must ensure that the Scheme Booklet is updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the Scheme Meeting which is necessary to ensure that the Scheme Booklet is not misleading or deceptive in any material respect (including because of any material omission).

(h)

Cerro and Primero each agree that the efficient preparation of the Scheme Booklet and the implementation of the Transaction are in the interests of Cerro, Cerro Securityholders and Primero and that they will use reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 5 and to implement the Transaction as soon as reasonably practicable and substantially in accordance with the Timetable.

(i)

Each party must undertake appropriate verification processes for the information supplied by that party for the Scheme Booklet and must provide each other with full and free access to, and on request (acting reasonably), copies of all materials and documents used or created in connection with their respective verification processes, and must maintain those materials and documents for at least 7 years from the date of this document for that purpose.

5.3	Primero's obligations

Primero must take all reasonably necessary steps to assist Cerro to implement the Schemes as soon as is reasonably practicable and, without limitation, use reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and consult with Cerro on a regular basis about its progress in that regard), including doing each of the following:

	(a)	Primero Information:

(i)

prepare and promptly provide to Cerro, the Primero Information for inclusion in the Scheme Booklet, including all information regarding the Primero Group, the merged Cerro-Primero entity following implementation of the Schemes, and the Acquisition Consideration required by all applicable laws (and in particular by the Corporations Act, the Corporations Regulations and RG60); and

(ii)

consent to the inclusion of that information (other than any information provided by Cerro to Primero or obtained from Cerro’s public filings on ASX regarding the Cerro Group contained in, or used in the preparation of, the information regarding the merged Cerro-Primero entity following implementation of the Schemes) in the Scheme Booklet;

	(b)	review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by Cerro and provide comments promptly on those drafts in good faith;

(c)

Independent Expert's report: subject to the Independent Expert entering into arrangements with Primero including in relation to confidentiality in a form reasonably acceptable to Primero, promptly provide any assistance or information reasonably requested by Cerro or by the Independent Expert in connection with the preparation of the Independent Expert's report to be sent together with the Scheme Booklet;

	(d)	execution of Demerger Deed: by the date specified in the Timetable, enter into the Demerger Deed with Spinco and Cerro;

(e)

execution of Security Agreement: as soon as reasonably practicable after the date of this Deed enter into the Security Agreement with Cerro in furtherance of the loan facility referred to at clause 16.2;

(f)

approval of draft for ASIC: as soon as reasonably practicable after the preparation of an advanced draft of the Scheme Booklet suitable for review by ASIC, procure that a meeting of the appropriate decision-making organ of Primero is held to consider approving those sections of the draft that relate to Primero as being in a form appropriate for provision to ASIC for review;

(g)

approval of Scheme Booklet: as soon as reasonably practicable after the conclusion of the review by ASIC of the Scheme Booklet, procure that a meeting of the appropriate decision-making organ of Primero is held to consider approving those sections of the Scheme Booklet that relate to Primero as being in a form appropriate for despatch to Cerro Securityholders, subject to approval of the Court;

(h)

Further or New Information: Primero must provide to Cerro all such further or new information of which Primero becomes aware that arises after the Scheme Booklet has been despatched until the date of the last Scheme Meeting where this is or may be necessary to ensure that the Primero Information continues to comply with the Corporations Act, RG 60 and the Listing Rules and any other applicable laws or requirements.

(i)

representation: procure that it is represented by counsel at the Court hearing convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Primero will undertake (if requested by the Court) to do all such things and take all such steps acceptable to Primero, acting reasonably, and reasonably within its power to ensure the fulfilment of its obligations under this Deed and the Schemes;

(j)	Primero Deed Poll: on the Business Day prior to the First Court Date, enter into the Primero Deed Poll;

(k)

accuracy of Primero Information: confirm to Cerro the accuracy of the Primero Information in the Scheme Booklet (other than any information regarding the Cerro Group contained in, or used in the preparation of, the information regarding the merged Cerro-Primero entity following implementation of the Schemes);

(l)

register changes: if the Schemes become Effective, accept a transfer of the Scheme Shares as contemplated by clause 4.3(a) and update Primero’s relevant register to show each Scheme Optionholder’s entitlement to the Amended Options as contemplated by clause 4.6(a);

(m)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt from those laws);

(n)

Acquisition Consideration: if the Schemes become Effective, procure the provision of, by or on behalf of Primero, the Acquisition Consideration in the manner and amount contemplated by clause 4 and the terms of the Share Scheme;

(o)

Primero Prescribed Occurrence: take all steps acceptable to Primero, acting reasonably, and reasonably within its power to ensure that no Primero Prescribed Occurrence occurs between the date of this Deed and 8:00am on the Second Court Date;

(p)

implementation of Spinout: if the Schemes are approved by the Court, do all other things contemplated by or required under the Demerger Deed or necessary to give effect to the Spinout in accordance with Primero’s obligations under the Demerger Deed;

(q)

CHESS Depository Interests: subject to approval by ASX, arrange for the listing of the CHESS Depository Interests on the ASX in respect of the Acquisition Consideration, on the same date that the Acquisition Consideration is given to the Scheme Shareholders in accordance with the Timetable; and

(r)

Sale Facility: subject to complying with all applicable Canadian and US securities law requirements and all applicable Canadian and US regulatory requirements and subject to obtaining advice that it is permitted by applicable law and regulation without the need to prepare a Canadian prospectus (or equivalent document), which advice Primero must promptly ask its advisers to provide, procure that the Sale Facility (on the key terms set out in Annexure 4) is made available, provided that its use must not affect the availability of exemptions for the issuance of the New Primero Shares in connection with the Schemes under applicable securities laws.

5.4	Conduct of business

	(a)	Subject to clauses 5.4(b), from the date of this Deed up to and including the Effective Date, and without limiting any other obligations of Cerro under this Deed, Cerro must:

(i)

conduct its businesses, and must cause each of its Subsidiaries to conduct their respective businesses, in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of this Deed;

		(ii)	keep Primero informed of the conduct of business;

(iii)

ensure that each member of the Cerro del Gallo Entities does not, enter into or materially amend any employment, consulting, severance or similar agreement or arrangement with officers, directors, other executives or employees of Cerro or a Cerro Group Member, accelerate or otherwise materially increase compensation or benefits for any of the above, other than pursuant to:

			(A)	contractual arrangements in effect on the date of this Deed and which have been disclosed in writing to Primero prior to the date of this Deed;

(B)	Cerro’s policies and guidelines in effect on the date of this Deed and which have been disclosed in writing to Primero prior to the date of this Deed; or

(C)	any requirement of an applicable law;

(iv)

not, and must ensure that each member of the Cerro del Gallo Entities does not, pay any of its directors or employees a termination or retention payment, other than in accordance with contractual arrangements in effect on the date of this Deed and which have been disclosed in writing to Primero prior to the date of this Deed;

(v)	not, and must ensure that each member of the Cerro del Gallo Entities does not, waive any non-compete or other rights against Cerro Group executives;

(vi)

not, and must ensure that each member of the Cerro del Gallo Entities does not, enter into any enterprise bargaining agreement or industrial instrument other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this Deed and which have been disclosed in writing to Primero prior to the date of this Deed;

(vii)	make all reasonable efforts to:

	(A)	subject to compliance with 5.4(a)(iv), keep available the services of the directors, officers and employees of each Cerro Group Member;

(B)

maintain and preserve the relationships with Government Agencies, customers, suppliers, licensors, licensees and others having business dealings with any Cerro Group Member (including, using reasonable endeavours to obtain consents from Third Parties to any change of control provisions which Primero reasonably requests in contracts or arrangements to which a member of the Cerro Group is a party); and

	(C)	not enter into any lines of business or other activities in which no Cerro del Gallo Entity is engaged as of the date of this Deed.

(b)	Nothing in clause 5.4(a) restricts the ability of Cerro to take any action that:

	(i)	is required by this Deed or the Schemes;

	(ii)	has been fully and fairly disclosed in:

(A)

the information provided by or on behalf of Cerro to Primero or its Related Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Cerro Group not less than 1 Business Day prior to the date of this Deed;

		(B)	any public announcement by Cerro to the ASX prior to the date of this Deed; or

	(iii)	has been agreed to in writing by Primero.

5.5	Appointment of Directors

	(a)	Cerro must:

		(i)	on the Implementation Date (provided the Schemes are approved by the Court), take:

			(A)	all actions necessary to cause the appointment of such number of nominees of Primero (such number shall not be less than 3) to the Cerro Board and to the boards of each Cerro del Gallo Entity; and

(B)

all other actions which give those nominees, acting together, control of at least half the votes that may be cast at a meeting of the Cerro Board and at a meeting of the Boards of each Cerro del Gallo Entity;

(ii)

on the date specified in the Timetable ensure that all directors on the Cerro Board (other than Primero's nominees appointed pursuant to clause 5.5(a)) resign and that each resigning director releases Cerro from any claims they may have against Cerro on terms acceptable to Primero; take all action to ensure that all directors on the boards of each Cerro del Gallo Entity (other than the nominees of the Primero appointed pursuant to clause 5.5(a)(i)) resign and releases each respective Cerro del Gallo Entity from which they resign from any claims they may have against that member.

(b)

Primero acknowledges that Cerro intends, in respect of all persons who were directors and officers of Cerro immediately prior to the Schemes becoming Effective, to prepay directors’ and officers’ liability insurance for their benefit for a period of 7 years from the Effective Date, the cost of which prepayment will not exceed AUD 150,000.

5.6	Cerro Board recommendation

	(a)	Subject to clause 5.6(c), the Cerro Board must unanimously recommend that Cerro Securityholders vote in favour of:

		(i)	the Schemes (as applicable); and

		(ii)	all of the resolutions in the Scheme Booklet,

at the Scheme Meetings.

(b)

The Scheme Booklet must include a statement by the Cerro Board to the effect that each of the Cerro Directors intends to vote all Cerro securities held or controlled by him in favour of the Schemes (as applicable) (qualified only by the words to the effect of "in the absence of a Superior Proposal".

(c)	The Board Recommendation, must not be changed, withdrawn or modified unless:

(i)

the Independent Expert opines prior to the despatch of the Scheme Booklet, to the effect that the Transaction is not fair and reasonable to Scheme Securityholders or is not in the best interests of Scheme Securityholders; or

(ii)	Cerro has received, other than as a result of a breach of clause 11, a Superior Proposal.

5.7	Conduct of Court proceedings

(a) Cerro and Primero are entitled to separate representation at all Court proceedings affecting the Transaction.

(b) This Deed does not give Cerro or Primero any right or power to give undertakings to the Court for or on behalf of the other party without that party's written consent.

(c)

Cerro and Primero must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this Deed.

5.8	Use of Cerro Information

The provisions in this Deed relating to the provision and content of Primero Information by Primero to Cerro in relation to the preparation of the Scheme Booklet shall apply mutatis mutandis in relation to the provision and content of information regarding the Cerro Group by Cerro to Primero in relation to any disclosure document that is required to be prepared by Primero in furtherance of Primero's obligation under this Deed.

5.9	Responsibility statement

The Scheme Booklet will contain a responsibility statement to the effect that:

(a)

Primero is responsible for the Primero Information (other than any information provided by Cerro to Primero or obtained from Cerro's public filings on ASX regarding the Cerro Group contained in, or used in the preparation of, the information regarding the merged Cerro-Primero entity following implementation of the Schemes) contained in the Scheme Booklet; and

(b)

Cerro is responsible for the Cerro Information contained in the Scheme Booklet and is also responsible for the information contained in the Scheme Booklet provided by Cerro to Primero or obtained from Cerro's public filings on ASX regarding the Cerro Group contained in, or used in the preparation of, the information regarding the merged Cerro-Primero entity following implementation of the Schemes.

6.	Integration

6.1	Access by Primero to information

Between the date of this Deed and the Implementation Date Cerro must, and must cause each other Cerro Group Member to, afford to Primero and its Representatives reasonable access to information (subject to any existing confidentiality obligations owed to third parties described in writing to Primero prior to the date of this Deed), premises and such senior executives of any member of the Cerro Group or any entity Cerro manages as reasonably requested by Primero at mutually convenient times and afford Primero reasonable co-operation for such purpose including:

(a)

implementation of the Schemes, provided that nothing in this subclause will require Cerro to provide information to Primero concerning Cerro 's directors’ and management's consideration of the Schemes or any actual or potential Acquisition Proposal; and

(b)	any other reasonable purpose,

provided that:

(c)	such requests by Primero do not result in unreasonable disruptions to the Cerro Group's business; and

(d)	Cerro may provide to Primero its records at a place other than Cerro’s business premises.

6.2	Access by Primero to auditors

Cerro must provide, and must cause each of its Subsidiaries to provide, Primero, its Representatives and any investigating accountant with reasonable access (at times mutually agreeable to the parties) to Cerro's auditors, accountants, books and records (including financial reports, audited or otherwise) for the purpose of preparation of the financial statements (including for the merged Cerro-Primero entity, if any) for inclusion in the Scheme Booklet or any investigating accountant's report (and any updates), and for such other purposes as are reasonably required by Primero in connection with clause 6.1.

6.3	Post-Closing Transitional Assistance

Each senior executive of each Cerro de Gallo Entity shall use its reasonable efforts to encourage key employees to assist Primero with transitional matters relating to the integration of the Cerro del Gallo Entities and the Primero Group after the Effective Date.

7.	Representations and warranties

7.1	Primero's representations and warranties

Primero represents and warrants to Cerro each of the Primero Representations and Warranties.

7.2	Qualifications on Primero Warranties

The Primero Representations and Warranties are subject to matters that have been fully and fairly disclosed in:

(a)

the written information provided by or on behalf of Primero to Cerro or any other Cerro Group Member or any of their respective Representatives in the course of their due diligence investigations in relation to the Primero Group prior to the entry into this Deed;

(b) Primero's public filings on SEDAR or EDGAR prior to entry into this Deed;

(c) the Primero Disclosure Letter; and

(d) information made available on Primero’s website www.primeromining.com, as at 1 Business Day prior to the date of this Deed.

7.3	Cerro’s representations and warranties

Cerro represents and warrants to Primero each of the Cerro Representations and Warranties.

7.4	Qualifications on Cerro Warranties

The Cerro Representations and Warranties are subject to matters that have been fully and fairly disclosed in:

(a)

the written information provided by or on behalf of Cerro to Primero or its Related Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Cerro Group not less than 1 Business Day prior to the entry into this Deed; and

(b)	Cerro’s public filings on ASX and TSX-V prior to the entry into this Deed.

7.5	Survival of representations

(a)

No representation and warranty referred to in clauses 7.1 or 7.3 shall survive the implementation of the Schemes and each such representation and warranty shall cease to be of effect on the earlier of the Effective Date and the date on which this Deed is terminated in accordance with its terms.

	(b)	Each representation and warranty referred to in clauses 7.1 and 7.3 is severable.

7.6	Timing of representation and warranties

Each representation and warranty made or given under clauses 7.1 or 7.3 is given:

	(a)	at the date of this Deed;

	(b)	at 8:00am on the Second Court Date; and

	(c)	where expressed to be given at a particular time, at that time.

8.	Releases

8.1	Cerro directors and officers

	(a)	Primero releases its rights existing as of the date of this Deed, and agrees with Cerro that it will not make a claim, against any Cerro Indemnified Party other than Cerro in connection with:

(i)

any breach of any representations, covenants and warranties of Cerro or any member of the Cerro Group in this Deed, except where such Cerro Indemnified Party has not acted in good faith, is negligent or has engaged in wilful misconduct; or

(ii)

any disclosures containing any statement which is false or misleading whether in content or by omission, except where the Cerro Indemnified Party has not acted in good faith, is negligent or has engaged in wilful misconduct.

(b)

This clause is subject to any Corporations Act restriction and will be read down accordingly. Cerro receives and holds the benefit of this clause to the extent it relates to each Cerro Indemnified Party as trustee for each of them.

8.2	Primero directors and officers

	(a)	Cerro releases its rights existing as of the date of this Deed, and agrees with Primero that it will not make a claim, against any Primero Indemnified Party other than Primero in connection with:

(i)

any breach of any representations, covenants and warranties of Primero in this Deed, except where such Primero Indemnified Party has not acted in good faith, is negligent or has engaged in wilful misconduct; or

(ii)

any disclosure containing any statement which is false or misleading whether in content or by omission, except where the Primero Indemnified Party has not acted in good faith, is negligent or has engaged in wilful misconduct.

(b)

This clause is subject to any statutory restriction and will be read down accordingly. Primero receives and holds the benefit of this clause to the extent it relates to each Primero Indemnified Party as trustee for each of them.

9.	Public announcement

9.1	Announcement of transaction

	(a)	Immediately after the execution of this Deed, Cerro and Primero must issue public announcements in a form previously agreed to in writing between them.

	(b)	The Cerro announcement must include:

		(i)	the Board Recommendation; and

		(ii)	a statement that each member of the Cerro Board will vote (or will procure the voting of) all Cerro securities held by or on behalf of such member in favour of the Schemes.

9.2	Public announcements

Subject to clause 9.3 and applicable law, no public announcement or disclosure of the Transaction or any other transaction the subject of this Deed or the Schemes may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable.

9.3	Required disclosure

Where a party is required by applicable law or by the ASX, TSX, TSX-V or NYSE to make any announcement or to make any disclosure in connection with the Transaction or any other transaction the subject of this Deed or the Schemes, it must use reasonable endeavours, to the extent practicable and lawful, to consult with the other party prior to making the relevant disclosure.

10.	Confidentiality

Cerro and Primero acknowledge and agree that they continue to be bound by the Confidentiality Agreement after the date of this Deed. The rights and obligations of the parties under the Confidentiality Agreement survive termination of this Deed.

11.	Exclusivity

11.1	Exclusivity

	(a)	Cerro shall not, and shall ensure that each other Cerro Group member, and each of its and their respective Representatives, does not, directly or indirectly:

(i)

solicit, initiate or encourage any inquiry, proposal or offer by any Third Party that constitutes or will lead to, or is intended or may reasonably be expected, to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any Third Party regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal (other than what is permitted pursuant to clause 11.5);

(iii)

furnish or provide copies of, or access to, or disclosure of, any confidential information, properties, facilities, books or records of Cerro or any of its subsidiaries to any Third Party in connection with that Third Party making or considering making, an Acquisition Proposal;

(iv)	make a change in recommendation of the Schemes (other than as permitted pursuant to clause 5.6 and clause 11.3);

(v)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (unless the Board is permitted to change the Board Recommendation under clause 5.6 and 11.3); or

(vi)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal.

(b)

Cerro represents and warrants to Primero that, as at the date of this Deed, no Cerro del Gallo Entity or any of their Representatives is in discussions or negotiations with any Third Party regarding any Acquisition Proposal, nor has any agreement, arrangement or understanding been entered into or reached with any third party regarding an Acquisition Proposal.

11.2	Notification of Approaches

If any Cerro Group Member or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer from any Third Party that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to any Cerro Group Member, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of any Cerro Group Member, Cerro shall immediately notify Primero, at first orally, and then promptly (and in any event within 24 hours) in writing, of:

(a)

such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of, from or on behalf of such Third Party; and

(b) any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

11.3	Withdrawal or Modification of Board Recommendation

If any Cerro Group Member receives an Acquisition Proposal that constitutes a Potential Superior Proposal prior to the approval of the Schemes by the Cerro Securityholders, the Cerro Board may, subject to compliance with clause 12.2, withdraw or modify the Board Recommendation and the recommendations made in the Scheme Booklet, if and only if:

(a)	the Third Party making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	Cerro has been, and continues to be, in compliance with its obligations under this clause 11;

(c)	Cerro has delivered to Primero:

(i)

a written notice (the “Potential Superior Proposal Notice”) of the determination of the Cerro Board that such Acquisition Proposal constitutes a Potential Superior Proposal and of the intention of the Cerro Board to withdraw or modify its recommendation of the Schemes and the recommendations made in the Scheme Booklet;

(ii)

a written notice that the Cerro Board has received a written opinion from its Financial Advisors regarding the value and financial terms that have been ascribed to any non-cash consideration offered under such Potential Superior Proposal;

(d)

such Potential Superior Proposal does not require Cerro or any other person to seek to interfere with the attempted successful completion of the Schemes (including requiring Cerro to delay, adjourn, postpone or cancel the Scheme Meetings) or provide for the payment of any break, termination or other fees or expenses or confer any rights or options to acquire assets or securities of Cerro or any of its subsidiaries to any person in the event that Cerro or any of its Subsidiaries completes the Schemes or any other similar transaction with Primero agreed to prior to the termination of this Deed;

(e)	the Matching Period (or such longer period as Cerro may approve in writing for such purpose) for such Potential Superior Proposal has expired; and

(f)

during the applicable Matching Period (or such longer period as Cerro may approve in writing for such purpose), Primero has not delivered to Cerro a written offer to amend this Deed and the Schemes under clause 11.4(a) that is as favourable as, or superior to, the Proposed Superior Proposal.

11.4	Right to Match

(a)

If Primero delivers to Cerro a written offer to amend the terms of this Deed and the Schemes during the Matching Period (or such longer period as Cerro may approve in writing for such purpose) and such offer is as favourable as, or superior to, the Proposed Superior Proposal, taken as a whole, the Cerro Board shall negotiate in good faith with Primero to amend this Deed and the Schemes to reflect such offer made by Primero, and shall take, and cause to be taken, all such actions as are necessary to give effect to the foregoing.

(b)

Any amendment to a Proposed Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Cerro Securityholders or other material terms or conditions thereof shall constitute a new Proposed Superior Proposal and the terms of this clause 11.4 shall again be applicable to each such new Proposed Superior Proposal; and without limiting the foregoing, Primero shall be afforded a new Matching Period for each such new Proposed Superior Proposal.

(c)

The Cerro Board shall promptly reaffirm its Board Recommendation and all resolutions in the Scheme Booklet by press release after any public announcement by any person in respect of any Acquisition Proposal that is determined not to be a Superior Proposal. Cerro shall provide Primero and its legal Advisor with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Primero.

(d)

If any Matching Period expires after 12:01 p.m. on the third Business Day before the Scheme Meetings, Cerro shall, at the request of Primero, acting reasonably, postpone the Scheme Meetings to a date that is not more than 20 Business Days after the scheduled date of the Scheme Meetings but before the End Date.

(e)

Nothing contained in this clause 11.4 shall limit in any way the obligation of Cerro to convene and hold the Scheme Meetings in accordance with clause 5.1(b) of this Deed, notwithstanding the receipt by Cerro of any Superior Proposal.

11.5	Fiduciary exemption

Clause 11.1(a)(ii) does not apply to the extent that the Cerro Board, after receiving written legal advice from Cerro's external legal advisers, acting in good faith determines that failing to respond to the Potential Superior Proposal may constitute a breach of its fiduciary or statutory duties.

11.6	Compliance with law

(a)	Notwithstanding clauses 11.1 to 11.5, inclusive, if the Takeovers Panel or a court of competent jurisdiction determines that the agreement by Cerro under this clause 11 or any part of it:

	(i)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of any director of Cerro; or

	(ii)	constituted, or constitutes, or would constitute, Unacceptable Circumstances; or

	(iii)	was, or is, or would be, unlawful for any other reason,

then, to that extent only, Cerro will not be obliged to comply with that provision of this clause 11.

(b)

Cerro agrees not to make or cause to be made or permit to be made or assist, any application to a court or the Takeovers Panel for or in relation to any of the matters in clause 11.6(a), and to take all reasonable steps to defend against all such applications and Primero agrees to pay Cerro’s reasonable legal costs in defending such applications.

12.	Cerro Reimbursement Fee

12.1	Background to Cerro Reimbursement Fee

	(a)	Each party acknowledges that, if they enter into this Deed and the Schemes are subsequently not implemented, Primero will incur significant costs, including significant opportunity costs.

(b)

In the circumstances referred to in clause 12.1(a), Primero has requested provision be made for the payment outlined in clause 12.2, without which Primero would not have entered into this Deed or otherwise agreed to implement the Schemes.

(c)	Cerro confirms that the Cerro Board has acknowledged that:

	(i)	it has received legal advice in relation to this Deed and the operation of this clause 12;

(ii)

it believes the implementation of the Schemes will provide significant benefits to Cerro and Cerro Securityholders, such that it is reasonable and appropriate for Cerro to agree to the Cerro Reimbursement Fee in order to secure Primero's participation in the Transaction; and

(iii)

the Cerro Reimbursement Fee represents a genuine and reasonable estimate of cost and loss that would be suffered by Primero if this Deed was entered into and the Schemes are subsequently not implemented.

12.2	Payment of the Cerro Reimbursement Fee

Subject to clause 12.5, notwithstanding any other provision hereof relating to the payment of fees and expenses, Cerro must pay the Cerro Reimbursement Fee to Primero, without set-off or withholding, if:

(a)

prior to the earlier of the Effective Date or the End Date, the Board Recommendation is withdrawn or any member of the Cerro Board adversely modifies his or her support of the Schemes or his or her recommendation that Cerro Securityholders vote in favour of the Schemes or makes a public statement indicating that he or she no longer supports the Schemes, or that he or she has approved a Superior Proposal, unless:

(i) Cerro terminates this Deed under clause 13.1(a)(i), 13.1(c)(i), 13.1(c)(ii) or 13.2(b); or

(ii)

Primero fails to satisfy a condition precedent in clause 3.1, which has not been waived by Cerro or subsequently satisfied by Primero in accordance with this Deed and which does not arise or occur as a result of a breach by Cerro of clause 3.2;

	(b)	a Fee Trigger Event occurs; or

	(c)	Primero terminates this Deed pursuant to clause 13.1(a)(i), 13.1(b)(ii) or 13.2(a).]

12.3	Primero written demand

Cerro must pay the Cerro Reimbursement Fee to Primero within 5 Business Days after receiving a written demand from Primero. The demand for payment of the Cerro Reimbursement Fee can only be made after the occurrence of an event referred to in clause 12.2. Cerro is only liable to pay the Cerro Reimbursement Fee once.

12.4	Nature of payment

The parties agree that the Cerro Reimbursement Fee is an amount to compensate Primero for:

(a)	advisory costs (including costs of advisors other than success fees);

(b)	costs of management and directors' time;

(c)	out-of-pocket expenses; and

(d)

reasonable opportunity costs incurred by Primero in pursuing the Schemes or in not pursuing other alternative acquisitions or strategic initiatives which Primero could have developed to further its business and objectives.

12.5	Compliance with law

(a)

No amount shall be payable by Cerro under clause 12.2 if the Schemes become Effective, despite the occurrence of any event in clause 12.2. To the extent that any amounts have already been paid under this clause 12.2 and the Schemes become Effective, such amounts shall be immediately refunded to Cerro.

(b)

The parties agree not to make or cause to be made, any application to a court or the Takeovers Panel for or in relation to a determination that the Cerro Reimbursement Fee is unenforceable and, in the event that any such application is made by another person, to take all reasonable steps to ensure that any such determination applies to the minimum extent possible.

12.6	Other claims

Where an amount becomes payable to Primero under clause 12.2 and is actually paid to Primero (or is payable, but no demand is made under clause 12.3), the amount of any loss or damage caused in relation to any breach under this Deed by Cerro shall be reduced by the amount paid to the Primero under clause 12.2.

13.	Termination

13.1	Termination

	(a)	Without prejudice to any other rights of termination under this Deed, either party may terminate this Deed by written notice to the other party:

		(i)	except for a breach of either a Primero Representation and Warranty or a Cerro Representation and Warranty which are dealt with in clause 13.2, at any time before 8:00am on the Second Court Date if:

			(A)	the other party has materially breached any provision of this Deed;

			(B)	the party wishing to terminate has given written notice to the other party in a timely manner setting out the relevant circumstances and stating an intention to terminate this Deed; and

			(C)	the relevant circumstances continue to exist for 10 Business Days (or any shorter period ending at 5:00pm on the day before the Second Court Date) from the time the notice is given;

		(ii)	at any time before 8:00am on the Second Court Date if a Court or Government Agency has:

			(A)	taken any action permanently restraining or otherwise prohibiting the Transaction; or

(B)	has refused to do anything necessary to permit the Transaction,

and the action or refusal has become final and cannot be appealed;

(iii)	in the circumstances set out in, and in accordance with, clause 3.4.

(b)	Primero may terminate this Deed by written notice to Cerro if:

	(i)	a Cerro Material Adverse Change occurs prior to 8:00am on the Second Court Date;

	(ii)	a Cerro Prescribed Occurrence occurs prior to 8:00am on the Second Court Date; or

	(iii)	the Cerro Board or a majority of the Cerro Board has changed, withdrawn or modified their recommendation as permitted under clause 5.6.

(c)	Cerro may terminate this Deed by written notice to Primero if:

	(i)	a Primero Material Adverse Change occurs prior to 8:00am on the Second Court Date; or

	(ii)	a Primero Prescribed Occurrence occurs prior to 8:00am on the Second Court Date.

13.2	Breach of representations and warranties

Despite any other term of this Deed, prior to 8:00am on the Second Court Date:

	(a)	Primero may terminate this Deed for breach of a Cerro Representation and Warranty, or for failure of the condition in clause 3.1(h), only if:

		(i)	Primero has given written notice to Cerro setting out the relevant circumstances and stating an intention to terminate or to allow the Schemes to lapse;

(ii)

the relevant breach continues to exist 5 Business Days (or any shorter period ending at 5:00pm on the Business Day before the Second Court Date) from the time the notice is given under clause 13.2(a)(i);and

		(iii)	the loss that could reasonably be expected to follow from such a breach would exceed AUD $1 million in aggregate.

	(b)	Cerro may terminate this Deed for breach of a Primero Representation and Warranty, or for failure of the condition of clause 3.1(k), only if:

		(i)	Cerro has given written notice to Primero setting out the relevant circumstances and stating an intention to terminate or to allow the Schemes to lapse;

(ii)

the relevant breach continues to exist 5 Business Days (or any shorter period ending at 5:00pm on the Business Day before the Second Court Date) from the time the notice is given under clause 13.2(b)(i); and

(iii)	the loss that could reasonably be expected to follow from such a breach would exceed CAD $5 million in aggregate.

13.3	Effect of termination

If this Deed is terminated by either party under clauses 3.4, 13.1 or 13.2, except if that termination results from a breach by either party of its obligations under this Deed, this Deed will become void and have no effect, without any liability or obligation on the part of any party, other than in relation to:

(a) rights and obligations that accrued prior to termination; and

(b) the provisions of this clause 13 and of clauses 8, 9.2, 10, 12, 14, 15, 16.1 and 16.4, which will remain in force after termination.

13.4	Termination

Where a party has a right to terminate this Deed, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this Deed and the provision under which it is terminating the Deed.

13.5	Termination by consent

This Deed may be terminated for a reason other than provided under clause 13.1 or 13.2 if agreed to in writing by Primero and Cerro.

14.	Duty, costs and expenses

14.1	Duty

Primero must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this Deed or the Schemes or the steps to be taken under this Deed or the Schemes.

14.2	Costs and expenses

Except as otherwise provided in this Deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this Deed and the proposed, attempted or actual implementation of this Deed and the Transaction.

15.	GST

(a) Any consideration or amount payable under this Deed, including any non- monetary consideration (as reduced in accordance with clause 15(e) if required) (Consideration) is exclusive of GST.

(b)

If GST is or becomes payable on a Supply made under or in connection with this Deed, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)

The Additional Amount payable under clause 15(b) is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)

If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 15(b):

(i) the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

(ii) the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(iii)

the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e)

Despite any other provision in this Deed if an amount payable under or in connection with this Deed (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred.

(f)

Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)	Any term starting with a capital letter that is not defined in this Deed has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act

1999 (Cth).

(h)	To avoid doubt, if the Cerro Reimbursement Fee is subject to GST the relevant GST shall be paid by Cerro in addition to that fee.

16.	General

16.1	No Disparagement

(a)

Cerro agrees not to, and to ensure that no other Cerro Group Member or any of its or their respective Representatives do not, make any disparaging or derogatory comment or intimation, or procure any other person to do so, concerning or otherwise relating to:

		(i)	any Primero Group Member or any of its Representatives; or

		(ii)	the Transaction, the Share Scheme or the Option Scheme.

(b)

Primero agrees not to, and to ensure that its Representatives do not, make any disparaging or derogatory comment or intimation, or procure any other person to do so, concerning or otherwise relating to:

	(i)	any Cerro Group Member, or any of its Representatives; or

	(ii)	the Transaction, the Share Scheme or the Option Scheme.

16.2	Bridge Loan Facility

At the option of Cerro, upon not less than 5 Business Days’ prior written notice to Primero, Primero agrees to advance to Cerro a bridge loan (the “Loan”) in an aggregate principal amount not exceeding USD $5,000,000 (the “Principal Amount”), which shall be evidenced by a promissory grid note (the “Note”) and secured by collateral granted pursuant to clause 16.2(h) under a security agreement (the “Security Agreement”), each of shall be duly executed by Cerro and in form and content satisfactory to Primero, acting reasonably. The Loan shall be advanced on the following terms and conditions:

	(a)	the outstanding Principal Amount shall bear interest at a rate per annum equal to 6%, calculated and payable on the Maturity Date (as defined below);

(b)

the Loan may be advanced from time to time in one tranche or multiple tranches, at the option of Cerro, but the Principal Amount shall not revolve, and any repayment thereof shall permanently reduce the aggregate principal amount available under such Loan;

	(c)	each advance pursuant to the Loan shall be recorded on the grid attached to and forming part of such Note;

	(d)	each request for an advance shall specify the amount thereof, the date on which such advance is requested and set out in detail the costs (including amounts) to be funded from the advance;

	(e)	the Principal Amount, together with all accrued and unpaid interest thereon, shall be due and payable in full on the date (the “Maturity Date”) that is the earliest of the following dates:

		(i)	the date that is 24 months after the date of this deed;

		(ii)	the date that is 5 Business Days after Cerro raises $10 million or more under an equity raising;

		(iii)	the date that is 5 Business Days after Cerro arranges project finance of at least $10 million for the Cerro del Gallo project that is available to be drawn down;

		(iv)	the date that is 30 calendar days after the date on which this Deed is terminated due to Cerro’s breach;

		(v)	the date on which an “Event of Default” (as defined in a Security Agreement) occurs; and

		(vi)	the date that is 5 Business Days after the date on which any Superior Proposal is publicly announced by Cerro or any Third Party;

(f)

if this Deed is terminated by Primero in accordance with clauses 13.1(a), 13.1(b)(i), or 13.2(a), or if any amount under the Loan remains outstanding after the Maturity Date, notwithstanding clause 16.2(a) interest on the outstanding Principal Amount shall accrue at 12% per annum from the date of termination or the Maturity Date (as the case may be), (which Cerro acknowledges and agrees reflects additional repayment risk to Primero in respect of the funds advanced by it);

(g)	if this Deed is terminated for any reason Cerro will not be entitled to any further advances after such date of termination;

(h)

the aggregate outstanding indebtedness at any time and from time to time under the Loan shall be secured by a first lien on all of the assets and undertaking of Cerro, Administracion Integral Ceresour SA de CV, Cerro San Anton Pty Ltd, San Anton Resource Corporation Inc, and Kings San Anton SA de CV, subject only to encumbrances permitted in writing by Primero in its sole and absolute discretion or as set forth in the Security Agreement; and

(i)

until the aggregate outstanding indebtedness under the Loan has been repaid in full and Primero’s obligation to advance any Principal Amount thereunder has been terminated, Primero shall be entitled to participate in, and agree upon, all operational decisions relating to drilling or other exploration and exploitation activities by any Cerro del Gallo Entity.

16.3	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Deed, except for representations or inducements expressly set out in this Deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this Deed, the circumstances surrounding the parties' entry into it and the transactions contemplated by it are excluded.

(b)

Each party acknowledges and confirms that it does not enter into this Deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Deed.

(c)

Each party acknowledges and confirms that clauses 16.3(a) and 16.3(b) do not prejudice any rights a party may have in relation to information which has been filed by the other party with ASIC, ASX, TSX, TSX-V or NYSE (as the case may be).

16.4	No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

16.5	Consents

Any consent referred to in, or required under, this Deed from any party may not be unreasonably withheld, unless this Deed expressly provides for that consent to be given in that party's absolute discretion.

16.6	Notices

Any communication under or in connection with this Deed:

(a)

must be in legible writing. A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 16.6(f) and informs the sender that it is not legible;

	(b)	must be in English; and

	(c)	must be addressed as shown below:

(i)	Cerro
	Name:	Cerro Resources NL
	Address:	Ground Floor, 139
Coronation Drive, Milton,
Brisbane 4064
	Attention:	Managing Director
	Fax:	+61 7 3221 0698

(ii)	Primero
	Name:	Primero Mining Corp.
	Address:	Suite 2301
20 Queen Street West
Toronto, Ontario M5M 3R3
	Attention:	President and Chief
Executive Officer
	Fax:	+1 416 814 3170
Copy to Chief General Counsel
	Fax:	+1 416 814 3151

(or as otherwise notified by that party to the other party from time to time);

(d)	must be signed by the party making the communication or by a person duly authorised by that party;

(e)	must be delivered or sent by fax to the fax number, of the addressee, in accordance with clause 16.6(c); and

(f)	is regarded as received by the addressee:

(i)

if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day in the place of receipt, when that communication will be regarded as received at 9:00am on the next Business Day; and

(ii)

if delivered by hand, on delivery at the address of the addressee as provided in clause 16.6(c), unless delivery is not made on a Business Day, or after 5:00pm on a Business Day, when that communication will be regarded as received at 9:00am on the next Business Day.

16.7	Governing law and jurisdiction

(a) This Deed is governed by the laws of Queensland.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Queensland and courts competent to hear appeals from those courts.

16.8	Waivers

(a)

Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this Deed by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this Deed.

(b) Any waiver or consent given by any party under this Deed is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this Deed operates as a waiver of another breach of that term or of a breach of any other term of this Deed.

16.9	Variation

This Deed may only be varied by a document signed by or on behalf of each of the parties.

16.10	Assignment

A party may not assign, novate, declare a trust over or otherwise transfer or deal with any of its rights or obligations under this Deed without the prior written consent of the other party.

16.11	Acknowledgement

Each party acknowledges that the remedy of damages may be inadequate to protect the interests of the parties for a breach of clause 11 and that Primero is entitled to seek and obtain without limitation injunctive relief if Cerro breaches clause 11.

16.12	No third party beneficiary

(a) This Deed shall be binding on and inure solely to the benefit of each party to it and each of their respective permitted successors and assigns.

(b)

Nothing in this Deed is intended to or shall confer on any other person, other than the Primero Indemnified Parties and the Cerro Indemnified Parties, to the extent set forth in clause8, any third party beneficiary rights.

16.13	Further action

Each party will do all things and execute all further documents necessary to give full effect to this Deed.

16.14	Timetable

The parties agree that the Timetable is indicative only and is not binding on the parties.

16.15	Entire Agreement

This Deed, the Demerger Deed and all other deeds and agreements, including the schedules and annexures hereto, contemplated by this Deed or the Demerger Deed:

(a) embody the entire understanding of the parties (as applicable) and constitute the entire terms agreed on between the parties; and

(b) supersedes any prior agreement (whether or not in writing) between the parties.

16.16	Counterparts

(a) This Deed may be executed in any number of counterparts.

(b) All counterparts, taken together, constitute one instrument.

(c) A party may execute this Deed by signing any counterpart.

SCHEDULE 1

Part 1 – Definitions

In this Deed, unless the context otherwise indicates, each of the following expressions shall have the meaning assigned to it below:

Acquisition	the acquisition by Primero of all of the Scheme Shares and amendment of the Scheme Options on the terms of this Deed.

Acquisition Consideration	in respect of each Scheme Share held by a Scheme Shareholder at the Record Date, 0.023 Primero Shares.

Acquisition Proposal	means, other than the transactions contemplated by the Schemes and other than any transaction involving only Cerro Group Members, any:

(a) offer, proposal or inquiry (whether written or oral, direct or indirect) from any Third Party after the date of this Deed relating to:

              (i)           any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 10% or more of the consolidated assets or contributing
                            10% or more of the consolidated revenue of the Cerro del Gallo Entities or of
                            10% or more of the voting or equity securities of the Cerro del Gallo Entities
                            (or rights or interests in such voting or equity securities);

              (ii)         any take-over bid, exchange offer or other transaction that, if consummated, would result in any Third Party beneficially owning 10% or more of any class of voting or equity securities of the Cerro del Gallo Entities;

              (iii)        any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Cerro del Gallo Entities; or

(iv) any other similar transaction or series of transactions involving the Cerro del Gallo Entities; or

(b) any offer, proposal, public announcement or other public disclosure of an intention to, do any of the foregoing.

Advisor	any person who is engaged to provide professional advice of any type (including legal, accounting, consulting or financial advice) to Cerro or Primero, as applicable.

AIFRS	the International Financial Reporting Standards as adopted in Australia.

Amended Option	a Scheme Option as varied in accordance with Annexure 3.

ASIC	the Australian Securities and Investments Commission.

Associate	has the meaning set out in section 12 of the Corporations Act.

ASX	ASX Limited (ABN 98 008 624 691), or if the context requires, the financial market operated by it.

Board Recommendation	a recommendation by each director of Cerro that the Cerro Securityholders vote in favour of the Transaction, in the absence of any Superior Proposal .

Business Day	a day in Brisbane or Vancouver that is not a Saturday, Sunday or public holiday and on which banks and ASX and TSX are open for trading.

Capital Reduction	an equal reduction of the share capital of Cerro constituted by the distribution in- specie of all the issued shares in Spinco to Scheme Shareholders, as set out in the Demerger Deed.

Capital Reduction Resolution	an ordinary resolution to approve the Capital Reduction pursuant to section 256C(1) of the Corporations Act.

Cerro Board	the board of directors of Cerro.

Cerro Consolidated Tax Group	the consolidated group of which Cerro is the head company (where "consolidated group" and "head company" have the same meaning in the Income Tax Assessment Act 1997 (Cth)).

Cerro del Gallo Entities	Cerro, Administracion Integral Ceresour SA de CV, Cerro San Anton Pty Ltd, San Anton Resource Corporation Inc, Kings San Anton SA de CV, San Anton de las Minas SA de CV and San Anton de Oro SA de CV.

Cerro Diligence Material

the information provided by Cerro to Primero in Cerro’s data room not less than 1 Business Day prior to the date of this Deed, in writing, and during conference call between Cerro and Primero on 10 December 2012 at 4:30pm (Toronto time).

Cerro Group	Cerro and each of its Subsidiaries and a reference to a “Cerro Group Member” or a “member of the Cerro Group” is to Cerro or any of its Subsidiaries.

Cerro Indemnified Parties	Cerro, its subsidiaries and all of their respective directors, officers and employees.

Cerro Information

information regarding the Cerro Group provided by Cerro for inclusion in the Scheme Booklet, that explains the effect of the Schemes and sets out the information prescribed by the Corporations Act and the Corporations Regulations and any other information that is material to the making of a decision by Cerro Securityholders on whether or not to vote in favour of the Schemes (as applicable), being information that is within the knowledge of Cerro's directors and has not previously been disclosed to Cerro Securityholders, (which to avoid doubt does not include the Primero Information or the Independent Expert's Report).

Cerro Insolvency Event	means:

(a)         a Cerro Group Member resolving that it be wound up or the making of an application or order for the winding up or dissolution of that member other than where the application or order (as the case may be) is set aside within 14 days;

(b) a liquidator or provisional liquidator of being appointed to a Cerro Group Member;

(c) a court making an order for the winding up of a Cerro Group Member;

(d) an administrator being appointed under the Corporations Act to the Cerro Group Member;

(e)        a Cerro Group Member is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that member has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

(f) a Cerro Group Member executing a deed of company arrangement; or

(g) a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a Cerro Group Member;

(h) anything analogous to those set out in any of paragraphs (a) to (g) inclusive occurs in relation to the person under the laws of a foreign jurisdiction.

Cerro Material Adverse Change

1 or more changes, events, occurrences, facts or matters (including to avoid doubt any actions of Government Agencies) which, whether individually or when aggregated with all other changes, events, occurrences or matters, has had or may be considered reasonably likely to have:

(a)        the effect of a diminution in the consolidated gross assets of the Cerro Group, taken as a whole from that shown on Cerro balance sheet as at 30 June (calculated on the basis of
              AIFRS), of at least AUD 2.0 million; or

(b)        a material adverse effect on the business, trading or financial position, assets and material licences of the Cerro del Gallo Entities provided that, there will only be a material adverse effect under this paragraph (b) if the relevant change, event, occurrence, fact or matter is reasonably likely to have an effect over a material period of time,

other than those changes, events, occurrences or matters:

(c) required or permitted by this Deed, the Scheme or transactions contemplated by them;

(d) which took place with the written consent of Primero;

(e) which Cerro fully and fairly disclosed in an announcement made to the ASX prior to entry into this Deed;

(f) that are or that arise from:

(i) changes in world gold prices or exchange rates;

(ii) general changes in economic, political or business conditions; or

(iii) from changes in law, regulation or policy of Government Agencies in jurisdictions in which the Cerro Group operates,

              in each case, which impact producers of gold in a similar manner, but excluding (to avoid doubt) changes in law, regulation or policy of Government Agencies in jurisdictions in which the Cerro del Gallo Entities operate which are directed at the Cerro del Gallo
              Entities’ existing operations or which affect the Cerro del Gallo Entities disproportionately more than other entities;

(g) arising from changes to any generally accepted accounting principles in Australia or the interpretation of those principles by any professional body or Government Agency.

To avoid doubt, a fall in Cerro’s share price will not itself constitute a Cerro Material Adverse Change.

Cerro Option	an option to acquire unissued Cerro Shares.

Cerro Optionholder	each person who is registered as the holder of a Cerro Option.

Cerro Option Register	the register of holders of Cerro Options maintained in accordance with the Corporations Act.

Cerro Prescribed	other than:
Occurrence
(a) as required by this Deed, the Demerger Deed or the Schemes;

(b) matters which have been fully and fairly disclosed in:

              (i)        the information provided by or on behalf of Cerro to Primero or its Related
                          Bodies Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Cerro del Gallo Entities prior to the entry into this Deed;

(ii) any announcement by the Cerro to the ASX prior to the entry into this Deed; or

(c) as agreed to in writing by Primero; or

(d) as required by law,

the occurrence of any of the following between the date of this Deed and 8:00am on the Second Court Date:

(e) Cerro converting all or any of its shares into a larger or smaller number of shares;

(f) any of the Cerro del Gallo Entities resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(g) any of the Cerro del Gallo Entities:

(iii) entering into a buy-back agreement; or

(iv) resolving to approve the terms of a buy-back agreement under the Corporations Act;

(h) any of the Cerro del Gallo Entities declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members;

(i)         a Cerro del Gallo Entity issuing securities, including without limitation shares, or granting an option (over its shares, or agreeing to make such an issue or grant such an option), other than pursuant to the exercise of an option disclosed to ASX prior to the date of this Deed, including pursuant to a dividend reinvestment or other share plan;

(j)         a Cerro del Gallo Entity issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan, other than pursuant to the Shareholders
             Agreement;

(k) a Cerro del Gallo Entity making any change to its constitution;

(l) a Cerro del Gallo Entities disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(m) subject to paragraph (n) a Cerro del Gallo Entity:

	(v)	acquiring, leasing or disposing of;

	(vi)	agreeing to acquire, lease or dispose of; or

	(vii)	irrevocably offering, proposing, announcing a bid or tendering for,

any business, assets, entity or undertaking, the value of which exceeds AUD 1 million (individually or in aggregate);

(n)	a Cerro del Gallo Entity acquiring land in relation to the Cerro del Gallo project for an amount in excess of AUD 1.5 million;

(o)	a Cerro del Gallo Entity entering into a contract or commitment which materially restrains a Cerro del Gallo Entity from competing with any person or conducting activities in any material market;

(p)

a Cerro del Gallo Entity creating, or agreeing to create, any Encumbrance over the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

(q)	a Cerro del Gallo Entity:

(viii)

entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by the Cerro Group in excess of AUD 500,000 (individually or in aggregate) other than any payment required by law or as provided for under the Promissory Note; or

	(ix)	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of this Deed of more than AUD 500,000 (individually or in aggregate);

	(x)	waiving any material third party default where the financial impact on the Cerro Group will be in excess of AUD 250,000 (individually or in aggregate);

(xi)

accepting as a compromise of a matter less than the full compensation due to a member of the Cerro Group where the result of the compromise is that the member will receive an amount which is more than AUD 250,000 (individually or in aggregate) less than the amount of full compensation; or

	(xii)	otherwise waiving, releasing, granting or transferring any rights with a value of more than AUD 250,000 (individually or in aggregate);

(r)

a Cerro del Gallo Entity providing financial accommodation other than to members of the Cerro Group (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of AUD 50,000 (individually or in aggregate);

(s)

a Cerro del Gallo Entity entering into any agreement, arrangement or transaction with respect to derivative instruments which relate to the price of gold or to interest rates (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

(t)	a Cerro Insolvency Event occurs;

(u)

a member of the Cerro Group entering into or resolving to enter into a transaction with any related party of Cerro (other than a related party which is a member of the Cerro Group) as defined in section 228 of the Corporations Act which would require shareholder approval under Chapter 2E or under Chapter 10 of the Listing Rules;

(v) Cerro or any of its subsidiaries being deregistered as a company or otherwise dissolved;

(w)        a member of the Cerro Group amending in any material respect any arrangements with its
              Financial Advisor, or entering into arrangements with a new Financial Advisor which arrangements with a new Financial Advisor may involve the payment of fees of in excess of AUD 200,000 (individually or in aggregate), in respect of the Transaction;

(x) a member of the Cerro Group changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in accounting standards;

(y)        a member of the Cerro Group doing anything that would result in a de- consolidation of the
             Cerro Consolidated Tax Group, other than acquiring or disposing of a wholly owned subsidiary (subject always to the other provisions of this Deed);

(z) a member of the Cerro Group cancelling, waiving, releasing, assigning, settling or compromising any material claims or rights;

(aa) a member of the Cerro Group amending any material term of any joint venture agreements to which it is a; or

(bb) a member of the Cerro Group Member not taking all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which it is a party.

Cerro Registry	Link Market Services Limited.

Cerro Reimbursement	AUD 1.4 million.
Fee

Cerro Representations	the representations and warranties of Cerro set out in Schedule 3.
and Warranties

Cerro Securityholders	the Cerro Shareholders and Cerro Optionholders.

Cerro Share	a fully paid ordinary share of Cerro.

Cerro Share Register	the register of members of Cerro maintained in accordance with the Corporations Act.

Cerro Shareholder	each person who is registered as the holder of a Cerro Share.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

CIFRS	the International Financial Reporting Standards as adopted in Australia

Confidentiality	the confidentiality agreement between Primero and Cerro dated June 15, 2012.
Agreement

Corporations Act	the Corporations Act 2001 (Cth).

Corporations	the Corporations Regulations 2001 (Cth).
Regulations

Court	the Federal Court of Australia, Brisbane Registry, or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Primero and Cerro.

Deed	this document including any schedule or annexure.

Deed Polls	the Spinco Deed Poll and the Primero Deed Poll.

Demerger Deed	the deed to be entered into between Cerro, Spinco and Primero, which sets out how the Spinout, Capital Reduction and Subscription will occur, set out in Schedule 6.

Distribution Entitlement

in relation to a Scheme Shareholder, the total number of Spinco Shares allocated to that Scheme Shareholder (in accordance with the Capital Reduction Resolution), in respect of the Scheme Shares held by the Scheme Shareholder at the Record Date.

EDGAR	the Electronic Data Gathering, Analysis, and Retrieval system.

Effective

when used in relation to the Schemes, the coming into effect, under section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act in relation to the Schemes.

Effective Date	the date on which the Schemes become Effective.

Encumbrance	includes a mortgage, charge, encumbrance, pledge, lien, security, option to purchase or third party interest of any kind.

End Date	(a) 30 June 2013; or

(b) such other date and time agreed in writing between Primero and Cerro.

Exclusivity Period	the period from and including the date of this Deed to the earlier of:

(a) the termination of this Deed;

(b) the Implementation Date; and

(c) the End Date.

FATA	the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Fee Trigger Event

an Acquisition Proposal of any kind, including a Superior Proposal, is received by a member of the Cerro Group prior to the End Date and within 1 year of the date of such announcement, the relevant Third Party or an Associate or Related Body Corporate of that Third Party completes a transaction resulting from or described in such Acquisition Proposal.

Financial Advisor	any financial advisor retained at any time by Cerro in relation to the Scheme or an Acquisition Proposal at any time.

Financial Indebtedness	any debt or other monetary liability (whether actual or contingent) in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

(a) bill, bond, debenture, note or similar instrument;

(b) acceptance, endorsement or discounting arrangement;

(c) guarantee;

(d) finance or capital lease;

(e) agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

(f) obligation to deliver goods or provide services paid for in advance by any financier.

First Court Date	the first day on which the applications made to the Court for orders under section 411(4)(a) of the Corporations Act convening the Scheme Meetings are heard.

FIRB	the Foreign Investment Review Board.

General Meeting

the extraordinary general meeting of Cerro Shareholders to be held immediately before the Scheme Meetings, convened to consider the Capital Reduction Resolution, and any other matters of business (as applicable).

Government Agency

any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian).

Implementation Date	the fourth Business Day after the Record Date, or such other day as the parties agree.

Independent Expert	an expert, independent of the parties, engaged by Cerro in good faith to opine on whether the Transaction is fair and reasonable to the Cerro Securityholders.

Independent Expert Report	the report to be issued by the Independent Exert and stating whether the Transaction is fair and reasonable to the Cerro Securityholders or in the best interests of Cerro Securityholders.

Ineligible Foreign Shareholder

a Scheme Shareholder whose address shown in the Cerro Share Register is a place outside Australia and its external territories, New Zealand, Canada and the United States of America and to whom the Cerro Board has determined that it would be unlawful or not justifiable to offer the Acquisition Consideration.

Listing Rules	the official listing rules of the ASX.

Matching Period

means, with respect to any particular Potential Superior Proposal Notice, a period of 5 Business Days commencing on the date immediately following the date on which Primero receives such Potential Superior Proposal Notice.

New Primero Shares	common shares in the capital of Primero to be issued under the Transaction.

NYSE	NYSE AMEX LLC or such other stock exchange in the United States of America upon which the Primero Shares are listed.

Option Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Cerro and the Cerro Optionholders, substantially in the form set out in Annexure 2, Part 2 to give effect to the Transaction or in such other form as the parties agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Primero and Cerro.

Potential Superior Proposal	an Acquisition Proposal that would constitute a Superior Proposal unless Primero offers to amend this Deed and the Schemes in accordance with clause 11.4(a).

Primero Deed Poll	the deed poll executed by Primero, in the form set out in Annexure 5.

Primero Diligence Material

the information provided by Primero to Cerro in Primero’s data room in August 2012, verbal update provided by Primero to John Skeet of Cerro,written responses to Cerro due diligence questionnaire, and oral communication referred to in the Primero Disclosure Letter.

Primero Disclosure Letter	a letter identified as such provided by Primero to Cerroprior to entry into this Deed.

Primero Group	Primero and each of its subsidiaries and a reference to a “Primero Group Member” or a “member of the Primero Group” is to Primero or any of its subsidiaries.

Primero Indemnified Parties	Primero, its subsidiaries, and all of their respective directors, officers and employees.

Primero Information	such information regarding Primero or an Associate of Primero, their assets and business that Cerro or the Independent Expert reasonably requires:

(a) to enable the Scheme Booklet to be prepared and completed in compliance with the securities laws of all applicable jurisdictions and all other applicable laws, including:

(i) the arrangements Primero has to issue the Acquisition Consideration;

(ii) Primero’s intentions with respect to the assets, business and employees of Cerro if the Schemes are approved and implemented; and

             (iii)      all information relating to Primero that a Cerro Securityholder reasonably requires to make an informed assessment as to whether to vote in favour of the Schemes and to accept the Acquisition Consideration;

(b) to enable applications for Regulatory Approvals to be made; and

(c) to enable the Independent Expert to prepare the Independent Expert’s Report.

Primero Insolvency	means:
Event

(d)        a Primero Group Member resolving that it be wound up or the making of an application or order for the winding up or dissolution of that member other than where the application or order (as the case may be) is set aside within 14 days;

(e) a liquidator or provisional liquidator of being appointed to a Primero Group Member;

(f) a court making an order for the winding up of a Primero Group Member;

(g) an administrator being appointed under the Corporations Act to the Primero Group Member;

(h)        a Primero Group Member is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the
             Corporations Act unless that member has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

(i) a Primero Group Member executing a deed of company arrangement; or

(j) a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a Primero Group Member;

anything analogous to those set out in any of paragraphs (a) to (g) inclusive occurs in relation to the person under the laws of a foreign jurisdiction.

Primero Material Adverse Change

1 or more changes, events, occurrences, facts or matters (including to avoid doubt any actions of Government Agencies) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or may be considered reasonably likely to have:

(a)        the effect of a diminution in the consolidated gross assets of the Primero Group, taken as a whole from that shown on Primero's balance sheet as at 30 June 2012 (calculated on the basis of CIFRS), of at least CAD 25 million; or

(b)        the result that the business, prospects, trading or financial position, assets and material licences of the Primero Group are materially adversely affected; provided that, there will only be a material adverse affect under this paragraph (b) if the relevant change, event, occurrence, fact or matter is reasonably likely to have an affect over a material period of,

other than those changes, events, occurrences or matters

(c) required or permitted by this Deed, the Scheme or transactions contemplated by them;

(d) which took place with the written consent of Cerro;

(e) which Primero fully and fairly disclosed publicly on SEDAR or EDGAR prior to entry into this Deed or in the Primero Disclosure Letter;

(f) that are or that arise from:

(i) changes in world gold prices or exchange rates;

(ii) general changes in economic, political or business conditions; or

(iii) changes in law, regulation or policy of Government Agencies in jurisdictions in which Primero Group operates,

in each case, which impact producers of gold in a similar manner, but excluding (to avoid) doubt changes in law, regulation or policy of Government Agencies in jurisdictions in which Primero Group operates which are directed at the Primero Group's existing operations or which changes affect the Primero Group disproportionately more than other entities; or

(g) arising from changes to CIFRS or the interpretation of those principles by any professional body or Government Agency.

To avoid doubt, a fall in Primero's share price will not of itself alone constitute a Primero Material Adverse Change.

Primero Prescribed	other than:
Occurrence
(a) as required by this Deed, the Demerger Deed, the Deed Poll or the Schemes;

(b) matters which have been fully and fairly disclosed in:

             (i)        the information provided by or on behalf of Primero to Cerro or its Related Bodies
                        Corporate or their respective Representatives in the course of their due diligence investigations in relation to the Cerro Group prior to the entry into this Deed;

(ii) the Primero Disclosure Letter;

(iii) Primero in publicly filed disclosure documents on SEDAR or EDGAR prior to entry into this Deed; or

(c) as agreed to in writing by Cerro; or

(d) required by law,

the occurrence of any of the following between the date of this Deed and 8:00am on the Second Court Date:

(e) Primero converting all or any of its shares into a larger or smaller number of shares;

(f)        any member of the Primero Group (other than a direct or indirect wholly owned subsidiary of Primero) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(g) any member of the Primero Group (other than a direct or indirect wholly owned subsidiary of Primero):

(iv) entering into a buy-back agreement; or

(v) resolving to approve the terms of a buy-back agreement;

(h)        any member of the Primero Group Primero declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly owned subsidiary of Primero declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to Primero or to another direct or indirect wholly owned subsidiary of Primero);

(i) a member of the Primero Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property; or

(j) if a Primero Insolvency Event occurs.

Primero Representations and Warranties	the representations and warranties of Primero set out in Schedule 2.

Primero Shares	common shares in the capital of Primero.

Promissory Note	the promissory note to be issued as referred to in clause 16.2.

Record Date	5:00pm on the fifth Business Day (or such other Business Day as the parties agree in writing) following the Effective Date.

Register	Cerro’s register of Cerro Shareholders, kept in accordance with the Corporations Act.

Regulator's Draft	the draft of the Scheme Booklet in a form which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval	an approval set out in clause 3.1(a).

Regulatory Requirements	the requirements of ASIC, ASX, the Takeovers Panel.

Related Bodies Corporate	has the meaning set out in the Corporations Act.

Representative	(a) in respect of a party or its Subsidiaries, each director, officer, employee, Advisor, agent or representative of that party or Related Body Corporate; and

(b) in respect of a Financial Advisor, each director, officer, employee or contractor of that Financial Advisor.

RG 60	Regulatory Guide 60 issued by ASIC in September 2011relating to schemes of arrangement and the application of section 411(17) of the Corporations Act.

Sale Agent

a person appointed by Primero after consultation with Cerro to sell the New Primero Shares that are attributable to Ineligible Foreign Shareholders and Small Lot Scheme Shareholders sold through the Sale Facility under the terms of the Share Scheme.

Sale Facility	the share sale facility referred to in clause 5.3(r).

Schemes	the Share Scheme and the Option Scheme.

Scheme Booklet	the information described in clause 5.1(b)(i) to be approved by the Court and dispatched to the Cerro Shareholders and which must include the information set out in clause 5.2.

Scheme Meetings	the two separate meetings of:

(a) Cerro Shareholders to consider and approve the Share Scheme; and

(b) Cerro Optionholders to consider and approve the Option Scheme,

ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Option	a Cerro Option held by a Scheme Optionholder as at 5:00pm on the fifth Business Day after the date on which the Option Scheme comes into effect under section 411(10) of the Corporations Act.

Scheme Optionholders	holders of Cerro Options recorded in Cerro's register of optionholders as at the Record Date.

Scheme Securityholder	the holder of a Scheme Share or Scheme Option.

Scheme Share	a Cerro Share held by a Scheme Shareholder as at the Record Date.

Scheme Shareholders	holders of fully paid ordinary shares in Cerro recorded in the Register as at the Record Date, excluding the Ineligible Foreign Shareholders.

Second Court Date

the first day on which the applications made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Schemes is heard or, if the applications are adjourned for any reason, the date on which the adjourned applications are heard or scheduled to be heard.

Security Agreement	has the meaning given by clause 16.2.

SEDAR	the System for Electronic Document Analysis and Retrieval of the securities regulatory authorities in Canada.

Senior Persons	Cerro’s Managing Director, Tony McDonald and Cerro’s Chief Financial Officer and alternate director Craig McPherson.

Shareholders Agreement

the agreement between Desarrollos Mineros San Luis S.A DE C.V., Cerro San Anton Pty Ltd (formerly Kings Minerals Mexico Pty Ltd), Kings San Anton SA de CV and San Anton De Las Minas S.A DE C.V. dated 16 May 2006.

Share Scheme

the proposed scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Cerro and Cerro Shareholders, substantially in the form set out in Annexure 2, Part 1 to give effect to the Transaction or in such other form as the parties agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Small Lot Scheme Shareholder

each person registered in the Cerro Share Register as the holder of Scheme Shares who as at the Record Date based on the Acquisition Consideration, would be entitled to 100 or less New Primero Shares under the Share Scheme.

Spinco	the newly incorporated wholly-owned subsidiary of Cerro to which the Spinout Assets are to be transferred.

Spinco Deed Poll	the deed poll executed by Spinco, in the form set out in Annexure 6.

Spinco Share	a fully paid ordinary share of Spinco.

Spinout	the in-specie distribution of Spinco Shares to the Scheme Shareholders and the transfer of the Spinout Assets to Spinco.

Spinout Assets	all entities and assets of the Cerro Group other than the Cerro del Gallo Entities.

Subsidiary	has the meaning given to that term in section 46 of the Corporations Act.

Subscription	the subscription by Primero of the new Spinco Shares in accordance with the Demerger Deed.

Superior Proposal

any unsolicited bona fide written Acquisition Proposal proposed by an arm’s length Third Party, which does not require the approval of the security holders of the Third Party (or any parent entity or affiliate of that Third Party), to acquire all of the outstanding Cerro Shares or all or substantially all of the assets of Cerro on a consolidated basis (and not resulting from a breach by Cerro of its obligations under this Deed including clause 11) which the Cerro Board determines, acting in good faith and taking into account all terms and conditions of such Acquisition Proposal:

(a)        is reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Acquisition Proposal and such Third Party making such Acquisition
             Proposal, including without limitation having regard to legal, regulatory and financial matters and any conditions precedents (including any financing contingency);

(b) is not subject to any due diligence or access condition;

(c)        would be, if consummated in accordance with its terms, more favourable, from a financial point of view and otherwise, to Cerro Securityholders than the Schemes (after taking into account any amendments to the terms and conditions of the Schemes proposed by Primero pursuant to clause 11.3(f)) .

Support Deed	the deed to be entered into by each Cerro Board Member and the Senior Persons, and their respective Associates, who are Cerro Securityholders, set out in Schedule 7

Takeovers Panel	the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2011 (Cth).

Tax Act	the Income Tax Assessment Act 1997 (Cth).

Third Party	a person other than Primero and its Associates.

Timetable	the indicative timetable for the implementation of the Transaction set out in Annexure 1, with such modifications as may be agreed in writing by the parties acting in good faith.

Transaction	the proposed:

(a) Spinout; and

(b) Acquisition.

Treasurer	the Treasurer of the Commonwealth of Australia or his delegate.

TSX	the Toronto Stock Exchange.

TSX-V	The TSX Venture Exchange.

Unacceptable Circumstances	has the meaning given to it by the Takeovers Panel.

Words or expressions that are defined in this Deed appear throughout this Deed with the same initial capital letters, however if the initial capital letters are omitted they have the same meaning unless the context otherwise requires.

Part 2 - Interpretation

In this Deed, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this Deed have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e)

a reference to a clause, party, Attachment, exhibit or schedule is a reference to a clause of, and a party, Attachment, exhibit and schedule to this Deed, and a reference to this Deed includes any Attachment, exhibit and schedule;

(f)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	a reference to any document (including this Deed) is to that document as varied, notated, ratified or replaced from time to time;

(h)	the word “includes” in any form is not a word of limitation;

(i)	a reference to “$”, “AUD” or “dollar” is to the lawful currency of Australia;

(j)	a reference to “CAD” is to the lawful currency of Canada;

(k)	a reference to any time is to the time in Brisbane, Australia;

(l)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Deed; and

(m)

a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

SCHEDULE 2

Primero Representations and Warranties

Primero represents and warrants to Cerro (in its own right and separately as trustee or nominee for each of the other Cerro Indemnified Parties) that:

(a)

Scheme Booklet: the Primero Information provided for inclusion in the Scheme Booklet (other than any information regarding the Cerro Group contained in, or used in the preparation of, the information regarding the merged Cerro-Primero entity following implementation of the Schemes), as at the date the Scheme Booklet as despatched to Cerro Shareholders, will not contain any statement which is materially misleading or deceptive including by way of omission from that statement;

(b)

New information: it will, as a continuing obligation, provide to Cerro all further or new information which arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that there would be no breach of paragraph (a) above if it applied as at the date on which that information arose;

(c)	Primero Diligence Material:

(i)

Primero has collated and prepared all of the Primero Diligence Materials in good faith for the purposes of a confirmatory due diligence exercise (but which exercise does not include diligence on information of commercial or competitive sensitivity) and in this context, as far as Primero is aware, such Primero Diligence Materials have been collated with all reasonable care and skill; and

(ii)

Primero has not intentionally withheld from the Primero Diligence Materials given before the date of this Deed any written information that is known to Primero to be material to Cerro in light of the Transaction, provided that for the purposes of this paragraph (c)(ii), all disclosure documents of the Primero publicly filed on SEDAR or EDGAR prior to midday on 13 December 2012 will be deemed to have been provided to Cerro;

(d)	Validly existing: it is a validly existing corporation under the laws of Canada;

(e)	Authority: the execution and delivery of this Deed has been properly authorised by all necessary corporate action of Primero;

(f)	Power: it has full corporate power and lawful authority to execute, deliver and perform this Deed;

(g)	Deed binding: this Deed is a valid and binding obligation on Primero enforceable in accordance with its terms, subject to laws generally affecting creditors' rights and principles of equity;

(h)	No default: this Deed does not conflict with or result in the breach of or a default under:

(i) Primero's restated articles and bylaws or other constituent documents; or

(ii) any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound;

(i)

New Primero Shares: the New Primero Shares to be issued in accordance with clause 4.3 and the terms of the Scheme will be duly authorised and validly issued or transferred, fully paid and free of all security interests and third party rights and will rank equally with all other Primero Shares then on issue;

(j)

Capital structure: Primero's authorised share capital consists of an unlimited number of common shares of which as of the date of this Deed, the common shares listed in Schedule 3 were issued and outstanding and has not issued any other securities, options or instruments which are still outstanding and may convert into Primero Shares other than as set out in (v);

(k)

Independent Expert: all information provided by or on behalf of Primero to the Independent Expert to enable its report to be prepared will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing its report for inclusion in the Scheme Booklet;

(l)

Continuous disclosure: Primero has complied in all material respects with its continuous disclosure requirements under applicable Canadian and United States securities laws and has not filed any confidential material change reports with any Canadian securities regulatory authorities and none of its disclosure documents publicly filed on SEDAR or EDGAR as of the date of its filing, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to prevent the statement made from being false or misleading in the circumstances in which it was made;

(m)

Restrictions on business activities: except as disclosed by Primero to Cerro in writing, to Primero's knowledge, there is no agreement, judgment, injunction, order or decree binding on Primero or any of its subsidiaries that has or would be likely to have the effect of prohibiting, restricting or materially impairing after the Effective Date any business of Primero or any of its subsidiaries;

(n)	Litigation: except as disclosed by Primero to Cerro in writing, to Primero's knowledge:

(i)	there are no material actions, suits, arbitrations, legal or administrative proceedings pending or threatened against Primero or any of its subsidiaries;

(ii)	neither Primero nor any of its subsidiaries is the subject of any material pending or material threatened investigation; and

(iii)

neither Primero nor any of its subsidiaries nor the respective assets, properties or business of Primero or any of its subsidiaries is subject to any judgment, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal;

(o)	Solvency: neither Primero nor any other member of the Primero Group is affected by a Primero Insolvency Event;

(p)	Environmental: except as disclosed by Primero to Cerro in writing:

(i)

neither Primero nor any material subsidiary of Primero has been convicted of any material offence under any Environmental Law and, to Primero's knowledge, there are no orders issued by any Government Agency or any claims relating to the breach of any Environmental Law or Environmental Permit against Primero or any of its subsidiaries;

(ii)

Primero and its subsidiaries have complied in all material respects with all applicable Environmental Laws, all Environmental Permits necessary for the conduct and operation of their businesses as presently conducted have been obtained, are in force and effect and are being complied with in all material respects.

In this warranty:

Environmental Law means any law or regulation relating to the environment including relating to:

(iii)	the discharge or emission of substances (whether sold, liquid or gaseous) to air, water or land;

(iv)	contamination of air, water or land;

(v)	the production, use, handling, storage, disposal or transport of waste, hazardous substances; and

(vi)	the presence of asbestos; or

(vii)	any other aspect of protection of the environment or the enforcement or administration of any such law.

Environmental Permit means any permit, licence, authority, approval, certificate of approval, consent or authorisation required by Environmental Laws;

(q)	Filings and undisclosed liabilities:

(i)

other than for this Transaction, it has pursuant to Canadian and US securities laws filed with Canadian securities regulators and the SEC all required reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed so filed on SEDAR or EDGAR (all of those documents being the Primero Reporting Documents) and it is not relying on exceptions under any listing rule or law to withhold any information from public disclosure;

(ii)

as of this date, each Primero Reporting Document complied in all material respects with the requirements of any applicable Canadian and US securities laws and regulations and policy statements under any such applicable law;

(iii)

none of the Primero Reporting Documents as of the date of their respective filings contained an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made, except to the extent that such statements have been modified or superseded by a later filed Primero Reporting Document;

(iv)

the consolidated financial statements of Primero included in the Primero Reporting Documents comply as to form in all material respects with all law and accounting requirements applicable to the preparation of financial statements, have been prepared in accordance with CIFRS or US generally accepted accounting principles, as applicable, at the relevant date and fairly present in all material respect the consolidated financial position of Primero as of the dates of the relevant financial statements and the consolidated results of its operations and cash flows for the periods then ended; and

(v)

there has not been any event, change, effect or development which, individually or in aggregate, is required to be included in Primero Reporting Documents in accordance with the requirements of the applicable securities laws in Canada or the US and all rules and regulations promulgated under the applicable securities laws in Canada or the US which has not been included in the Primero Reporting Documents;

(r)	Governmental Licences:

(i)

The Primero Group possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, Primero Governmental Licenses) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the mining licences, claims, concessions, exploration, extraction or other mineral property rights (collectively, the Primero Mining Rights) and other property interests and to conduct the business now operated, including to conduct mining and processing operations on its mining projects, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Primero Material Adverse Change or where such failure has been disclosed or referred to in the Primero Disclosure Letter.

	(ii)	The Primero Group is in compliance, in all material respects, with the terms and conditions of all such Primero governmental licenses.

(iii)

All of the Primero Governmental Licenses are valid and in full force and effect. No member of the Primero Group has received any outstanding notice of proceedings relating to the revocation or material modification of any such Primero Governmental Licenses;

(s)

Leases, subleases and agreements: All of the leases, subleases and agreements in real property (other than the Primero Mining Rights) material to the mining projects of the Primero Group and under which the Primero Group has an interest are in full force and effect, and none of the Primero Group has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Primero Group under any of the lease, subleases or agreements mentioned above, or affecting or questioning the rights of the Primero Group to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Primero Disclosure Letter; and

(t)	Material mining rights:

(i)

All the material Primero Mining Rights held by the Primero Group (the Material Primero Mining Rights) are in good standing, valid and enforceable, free and clear of any material liens or charges and no material royalty is payable in respect of any of them, except as set out in the Primero Disclosure Materials.

(ii)

Except as set out in the Primero Disclosure Letter, no other Primero Mining Rights or other property rights are necessary for the conduct of the Primero Group's business as it is currently being conducted; and there are no material restrictions on the ability of the Primero Group to use, transfer or otherwise exploit any of the Material Primero Mining Rights except as required by applicable law.

(iii)

None of the Primero Group has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Primero Group under any of the Material Primero Mining Rights, or affecting or questioning the rights of the Primero Group to the continued possession of the Material Primero Mining Rights, except as disclosed in the Primero Disclosure Letter.

	(iv)	Except as disclosed in the Primero Disclosure Letter, the Primero Group is the owner of all Primero Mining Rights necessary to carry on their current and proposed mining and exploration activities.

(u)

Contractual approvals: Primero does not require any, or has obtained all, contractual approvals to its entry into and completion of the Transaction from counterparties to its joint venture agreements or its financing agreements, where the entry into and completion of the Transaction would otherwise provide those counterparties with rights (including rights of termination, acceleration, forced disposal or pre-emption).

SCHEDULE 3

Cerro Representations and Warranties

Cerro represents and warrants to Primero (in its own right and separately as trustee or nominee for each of the other Primero Indemnified Parties) that:

(a)

Scheme Booklet: the Cerro Information included in the Scheme Booklet (and any information regarding the Cerro Group provided to Primero for the preparation of the information regarding the merged Cerro-Primero entity following implementation of the Schemes) will not contain any statement which is materially misleading or deceptive, including by way of omission from that such Scheme Booklet;

(b)	Cerro Diligence Material:

(i)

Cerro has collated and prepared all of the Cerro Diligence Material in good faith for the purposes of a confirmatory due diligence exercise (but which exercise does not include diligence on information of commercial or competitive sensitivity) and in this context, as far as Cerro is aware, such Diligence Material has been collated with all reasonable care and skill; and

(ii)

Cerro has not intentionally withheld from the Cerro Diligence Material any written information that is known to Cerro to be material to Primero as a purchaser of the Cerro del Gallo Entities, provided that for the purposes of this paragraph (b)(ii), all disclosure documents of Cerro publicly filed with ASX prior to midday on 13 December 2012 will be deemed to have been provided to Primero.

(c)	Validly existing: each Cerro Group Member is a validly existing corporation registered under the laws of its place of incorporation;

(d)	Authority: the execution and delivery of this Deed has been properly authorised by all necessary corporate action of Cerro ;

(e)	Power: it has full corporate power and lawful authority to execute and deliver this Deed;

(f)	Deed binding: this Deed is a valid and binding obligation on Cerro enforceable in accordance with its terms, subject to laws generally affecting creditors' rights and principles of equity;

(g)	No default: this Deed does not conflict with or result in the breach of or a default under:

(i) Cerro’s constitution; or

(ii) any writ, order or injunction, judgment, law, rule or regulation to which any Cerro Group Member is party or by which it is bound;

(h)

Capital structure: the capital structure of the Cerro del Gallo Entities, including all issued securities as at the date of this Deed is as set out in Schedule 5 and no Cerro del Gallo Entity has issued or agreed to issue any other securities, options, warrants, rights or instruments which are still outstanding and may convert into Cerro Shares or securities, or securities of any other Cerro del Gallo Entity, other than as set out in Schedule 5;

(i)

Independent Expert: all information provided by or on behalf of the Cerro Group to the Independent Expert to enable its report to be prepared will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing its report for inclusion in the Scheme Booklet;

(j)

Continuous disclosure: Cerro has complied in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and, other than for this Transaction, it is not relying on the carve-out in Listing Rule 3.1 to withhold any material information from public disclosure;

(k)

Restrictions on business activities: except as disclosed by Cerro to Primero in writing, there is no agreement, judgment, injunction, order or decree binding on any Cerro Group Member that has or would be likely to have the effect of prohibiting, restricting or materially impairing after the Effective Date any business of any Cerro Group Member;

(l)	Litigation: except as disclosed by Cerro to Primero in writing:

	(i)	there are no material actions, suits, arbitrations, legal or administrative proceedings pending or, to Cerro’s knowledge after due inquiry, threatened against any Cerro Group Member;

	(ii)	no Cerro Group Member is the subject of any material pending or material threatened investigation; and

	(iii)	no Cerro Group Member nor their respective assets, properties or businesses is subject to any judgment, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal.

(m)	Solvency: no Cerro Group Member is affected by a Cerro Insolvency Event;

(n)	Environmental: except as disclosed by Cerro to Primero in writing:

(i)

no Cerro Group Member has been convicted of any material offence under any Environmental Law and there are no orders issued by any Government Agency or any claims relating to the breach of any Environmental Law or Environmental Permit against any Cerro Group Member;

(ii)

each Cerro Group Member has complied in all material respects with all applicable Environmental Laws, and all Environmental Permits necessary for the conduct and operation of their businesses as presently conducted have been obtained, are in force and effect and are being complied with in all material respects.

In this warranty:

Environmental Law means any law or regulation relating to the environment including relating to:

	(iii)	the discharge or emission of substances (whether sold, liquid or gaseous) to air, water or land;

	(iv)	contamination of air, water or land;

	(v)	the production, use, handling, storage, disposal or transport of waste, hazardous substances; and

	(vi)	the presence of asbestos; or

	(vii)	any other aspect of protection of the environment or the enforcement or administration of any such law.

Environmental Permit means any permit, licence, authority, approval, certificate of approval, consent or authorisation required by Environmental Laws;

(o)	Filings and undisclosed liabilities:

(i)

other than for this Transaction, each Cerro Group Member has filed with ASIC, and ASX and TSX-V all required reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed with ASIC, ASX and TSX-V; including any notices required to be filed by Listing Rule 3.1 (all of those documents being the Cerro Reporting Documents) and it is not relying on the carve-out in Listing Rule 3.1 to withhold any information from public disclosure;

(ii)

as of its date, each Cerro Reporting Document complied in all material respects with the requirements of the Corporations Act, the Listing Rules and all rules, regulations and policy statements under the Corporations Act and the Listing Rules;

(iii)

none of the Cerro Reporting Documents contains an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made, except to the extent that such statements have been modified or superseded by a later filed Cerro Reporting Document;

(iv)

the consolidated financial statements of Cerro included in the Cerro Reporting Documents comply as to form in all material respects with the Corporations Act and all applicable accounting requirements applicable to the preparation of financial statements, have been prepared in accordance with generally accepted accounting principles in Australia (Australian GAAP) or AIFRS as applicable at the relevant date and fairly present in all material respect the consolidated financial position of Cerro as of the dates of the relevant financial statements and the consolidated results of its operations and cash flows for the periods then ended; and

(v)

there has not been any event, change, effect or development which, individually or in aggregate, is required to be included in Cerro Reporting Documents in accordance with the requirements of the Corporations Act, the Listing Rules and all rules and regulations promulgated under the Corporations Act and the Listing Rules which has not been included in the Cerro Reporting Documents;

(p)	Governmental Licences:

(i)

The Cerro Group possesses such permits, certificates, licenses, approvals, consents and other authorizations (collectively, Governmental Licenses) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the mining licences, claims, concessions, exploration, extraction or other mineral property rights (collectively, the Mining Rights) and other property interests and to conduct the business of the Cerro Group as now operated (which does not presently include mining operations or the Government Licences or Mining Rights to conduct mining operations), except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Cerro Material Adverse Change or where such failure has been disclosed.

(ii)

Each Cerro Group Member is in compliance, in all material respects, with the terms and conditions of all applicable Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect.

(iii)	No member of the Cerro Group has received any outstanding notice of proceedings relating to the revocation or material modification of any such Governmental Licenses that is outstanding;

(q)

Leases, subleases and agreements: All of the leases, subleases and agreements in real property (other than Mining Rights) material to the mining projects of the Cerro Group and under which any Cerro Group Member has an interest in full force and effect, and no Cerro Group Member has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of any Cerro Group Member under any of the lease, subleases or agreements mentioned above, or affecting or questioning the rights of any Cerro Group Member to the continued possession of the property under any such lease, sublease, or agreement;

(r)	Material mining rights:

(i)

The material Mining Rights held by any Cerro Group Member (the Cerro Mining Rights) are in good standing, valid and enforceable, free and clear of any material liens or charges and no material royalty is payable in respect of any of them (other than in accordance with law).

(ii)

No other Mining Rights or other property rights are necessary for the conduct of the Cerro Group's business as it is currently being conducted (which does not presently include mining operations or the Government Licences or Mining Rights to conduct mining operations); and there are no material restrictions on the ability of the Cerro Group to use, transfer or otherwise exploit any of the Cerro Mining Rights except as required by applicable law.

(iii)

No Cerro Group Member has received any notice of any claim of any sort that has been asserted by anyone adverse to the rights of any Cerro Group Member under any of the Cerro Mining Rights, or affecting or questioning the rights of any Cerro Group Member to the continued possession of the Cerro Mining Rights.

(iv) Tthe Cerro Group owns all Mining Rights necessary to carry on its current and proposed mining and exploration activities;

(s)

Contractual approvals: No Cerro Group Member requires any, or has not obtained all, contractual and government agency approvals relating to Cerro’s entry into and completion of the Transaction from counterparties to its joint venture agreements or its financing agreements, where the entry into and completion of the Transaction would otherwise provide those counterparties with rights (including rights of termination, acceleration, forced disposal or pre-emption).

(t)

Confidentiality and Standstill Agreements: No Cerro Group Member has waived any confidentiality, standstill or similar agreement or restriction to which any Cerro Group Member is a party, except to permit submissions of expressions of interest prior the date of this Deed, and no Cerro Group Member nor any of their respective Representatives has released, waived, amended, suspended or otherwise modified, or will, without the prior written consent of Primero (which may be withheld or delayed in Primero’s sole and absolute discretion), release any Third Party from, or waive, amend, suspend or otherwise modify, such Third Party’s obligations to any Cerro Group Member under any confidentiality, standstill or similar agreement or restriction to which any Cerro Group Member is a party.

(u)	Cerro del Gallo Entities: The Cerro del Gallo Entities comprise all of the Subsidiaries of Cerro involved in ownership or operation of the Cerro del Gallo Project.

(v)

No Proposals: As at the date of this Deed, no agreement, arrangement or understanding (whether or not legally binding and whether or not in writing) exists in relation to an Acquisition Proposal, a Potential Superior Proposal or a Superior Proposal;

(w)	Third Party Use of Cerro Information: The recipients of all Cerro Information have been notified to:

	(i)	cease all use of the Confidential Information;

	(ii)	return to Cerro, all materials, notes, abstracts, reports, assessments, evaluations, summaries and other documents either:

		(A)	delivered by Cerro to the recipient, or

		(B)	made available to a recipient,

	(iii)	in whatever form and on whatever medium, which are derived from, refer to, incorporate, contain any reproductions, adaptations or copies of, or were created on the basis of, any Cerro Information;

	(iv)	delete entirely and permanently any Cerro Information which is held on any computer disk, hard drive or any other electronic storage facility or any type owned or used by the recipient; and

(x)

National Bank: Notice has been given to National Bank Financial Inc that it shall not undertake or do any of the matters contained in clause 11.1(a), and Cerro will at all times procure that National Bank does not undertake or do any of the matters contained in clause 11.1(a), and National Bank Financial Inc has agreed to comply with such notice.

SCHEDULE 4

Primero details

Security	Total number on issue

Primero Shares	97,205,622

Options	7,804,490, which collectively are capable of being converted into 7,804,490] Primero Shares

Director PSUs	76,924 payable in 76,924 Primero Shares

Warrants	20,800,000 exercisable into 20,800,000 Primero Shares

SCHEDULE 5

Cerro details

Security	Total number on issue

Cerro Shares	781,904,123

Cerro Options	46,925,000 which collectively are capable of being converted into 46,925,000 Cerro Shares

Cerro owns all (100%) of the shares on issue in Cerro San Anton Pty Ltd (CSA) and Administracion Integral Ceresour SA de CV.

CSA owns all (100%) of the shares on issue in San Anton Resources Corporation Inc (SARC).

SARC owns all (100%) of the shares on issue in Kings San Anton SA de CV (KSA).

According to the current records of the relevant share register, KSA owns 51% of the shares on issue in San Anton de las Minas SA de CV (SAM) and Goldcorp Inc. holds the other 49% of shares on issue in SAM. However as previously advised to Primero, under the Shareholders Agreement, Goldcorp Inc. has been the subject of dilution. The shareholdings in accordance with dilution under the Shareholders Agreement in SAM are, 69.2% held by KSA and the other 30.8% held by Goldcorp Inc. Cerro is currently liaising with its agents in Mexico and Goldcorp Inc. to have the relevant share register updated to reflect this.

SAM 100% owns the Cerro del Gallo Project.

SAM owns all (100%) of the shares on issue in San Anton de Oro SA de CV.

SCHEDULE 6

Demerger Deed

THIS DEED IS made on	2013

PARTIES

Name	CERRO RESOURCES NL ACN 006 381 684

Short form name	Cerro

Notice details	Ground Floor
139 Coronation Drive
Milton Qld 4064
Fax:	+61 7 3221 0698

Name	PRIMERO MINING CORP.

Short form name	Primero

Notice details	Suite 2301
20 Queen Street West
Toronto, Ontario, Canada
M5H 3R3
Fax:	+1 416 814 3170

Name	[insert name] LIMITED ACN [insert]

Short form name	Spinco

Notice details	Ground Floor
139 Coronation Drive
Milton Qld 4064
Fax:	+61 7 [insert]

BACKGROUND

A	Cerro is the legal and beneficial owner of the Spinco Shares.

B	The directors of Cerro have resolved that Cerro should propose the Capital Reduction and the Schemes.

C	Cerro and Primero have entered into the Scheme Implementation Deed.

D	On the Share Scheme becoming Effective, the Spinco Shares will be distributed in-specie to Scheme Shareholders and the Spinout Assets will be transferred to Spinco.

E	Primero wishes to subscribe for Spinco Shares in accordance with the terms and conditions of this document.

AGREED TERMS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this document, unless the context requires otherwise, the following words and phrases have the meaning given:

Acquisition	the acquisition by Primero of all of the Scheme Shares and variation of the terms of the Scheme Options on the terms of the Scheme Implementation Deed.

Acquisition Consideration	in respect of each Scheme Share held by a Scheme Shareholder at the Record Date, 0.023 Primero Share.

ASIC	the Australian Securities and Investments Commission.

Asset Subsidiary	any Subsidiary which forms part of the Spinout Assets.

Asset Transfer Implementation Date	the fourth Business Day after the Record Date, or such other date the parties agree.

ASX	ASX Limited (ABN 98 008 624 691) or, if the context requires, the financial market operated by it.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Brisbane, Australia.

Capital Debt	$[to be inserted].

Capital Reduction	an equal reduction of the share capital of Cerro, constituted by the distribution in-specie of all the issued shares in Spinco to Scheme Shareholders.

Capital Reduction Implementation Date	the second Business Day after the Record Date, or such other date the parties agree.

Capital Reduction Resolution	an ordinary resolution under section 256C(1) of the Corporations Act to approve the Capital Reduction .

Cerro Board	the board of directors of Cerro.

Cerro del Gallo	all:

Allocated Cash	a) cash on hand of the Cerro Group as at the date of the Scheme Implementation Deed; and

       b)        cash receipts of the Cerro Group (excluding the Mexican VAT refund referred to in the definition of “Spinout Allocated Cash”) since the date of the Scheme
                   Implementation Deed to and including the Asset Transfer Implementation Date.

Cerro del Gallo Entities	Cerro, Administracion Integral Ceresour SA de CV, Cerro San Anton Pty Ltd, San Anton Resources Corporation Inc, Kings San Anton SA de CV, San Anton de las Minas SA de CV and San Anton de Oro SA de CV.

Cerro Group	Cerro and its Subsidiaries.

Cerro Option	an option to acquire unissued Cerro Shares.

Cerro Optionholder	each person who is registered as the holder of a Cerro Option.

Cerro Register	the register of members of Cerro maintained pursuant to the Corporations Act.

Cerro Securityholders	the Cerro Shareholders and Cerro Optionholders.

Cerro Shareholder	each person who is registered in the Cerro Register as a holder of Shares.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

Claim	any claim, notice, demand, action, proceeding, litigation, investigation or judgment, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Completion	accordance with this document. completion of the transfer of the Spinout Assets in

Conditions	has the meaning given to it by clause 3.1.

Corporations Act	the Corporations Act 2001 (Cth).

Court	has the meaning given to it under section 58AA(1) of the Corporations Act.

Distribution Entitlement

in relation to a Scheme Shareholder, the total number of Spinco Shares allocated to that Scheme Shareholder in accordance with the Capital Reduction Resolution in respect of the Scheme Shares held by the Scheme Shareholder at the Record Date.

Effective

when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date	with respect to the Scheme, means the date on which the Scheme becomes Effective.

Encumbrance

a mortgage, charge, pledge, lien, option, restriction, first right of refusal, right of pre-emption or other third party right, interest or claim of any kind or any other encumbrance or security interest of any kind.

End Date	a) 30 June 2013; or

b) such later date and time agreed in writing between Primero and Cerro.

Equity Security	means, in relation to Spinco:

c) a share;

d) a right to a share or option;

e) an option over an issued or unissued security;

f) a convertible security.

Expenditure Money

The aggregate amount of all monies spent or amounts incurred by any entity within the Cerro Group in respect of the Spinout Assets or for the benefit of Spinco from and after the Scheme Implementation Date and on or before the Asset Transfer Implementation Date, excluding any allocation for general and administrative overhead.

General Meeting	the general meeting of Cerro Shareholders to be held immediately before the Scheme Meetings at which the Capital Reduction Resolution (and any other resolutions as required) will be considered.

Ineligible Foreign Shareholders

each person registered in the Cerro Register as the holder of Scheme Shares as at the Record Date, but whose registered address as noted in the Cerro Register is situated outside of Australia or New Zealand and to whom the Cerro Board has determined that it would be unlawful or not justifiable to offer the Distribution Entitlement.

Listing Rules	official listing rules of ASX as amended from time to time.

Option Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Cerro and the Cerro Optionholders, substantially in the form set out in Annexure 2, Part 2 of the Scheme Implementation Deed to give effect to the Proposed Transaction or in such other form as the parties agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Primero and Cerro.

Primero Deed Poll	the deed poll executed by Primero, in the form set out in Annexure 5 of the Scheme Implementation Deed.

Proposed Transaction	the proposed:

a) Spinout; and

b) Acquisition.

Records

all original and copy records, documents, books, files, reports, accounts, plans, correspondence, letters and papers of every description and other material regardless of their form or medium and whether coming into existence before, on or after the date of this document, belonging or relating to or used by Cerro including certificates of registration, minute books, statutory books and registers, books of account, tax returns, title deeds and other documents of title, computer programs and software, and trading and financial records.

Record Date	5:00pm on the fifth Business Day following the Effective Date, or such other day as the parties agree.

Registered Address	in relation to a Cerro Shareholder, the address shown in the Cerro Register in respect of that Cerro Shareholder as at the Record Date.

Schemes	the Share Scheme and the Option Scheme.

Scheme Implementation Deed	the scheme implementation deed dated 13 December2012 between Cerro and Primero relating to the implementation of the Scheme.

Scheme Meetings
the two separate meetings of:

c) Cerro Shareholders to consider and approve the Share Scheme; and

d) Cerro Optionholders to consider and approve the Option Scheme,

ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Option	a Cerro Option held by a Scheme Optionholder as at 5:00pm on the Record Date.

Scheme Optionholders	holders of Cerro Options recorded in Cerro's register of optionholders as at the Record Date.

Scheme Shares	the Shares on issue on the Record Date.

Scheme Shareholder	each person registered in the Cerro Register as the holder of Scheme Shares as at the Record Date, excluding the Ineligible Foreign Shareholders (as the context requires).

Shares	fully paid ordinary shares in Cerro.

Share Scheme

the proposed scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Cerro and Cerro Shareholders, to give effect to the Proposed Transaction or in such other form as Primero and Cerro agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Primero and Cerro.

Share Transfer Implementation Date	the fifth Business Day after the Record Date, or such other date the parties agree.

Share Subscription	the subscription by Primero of the Subscription Shares in accordance with this document.

Spinco Allocated Cash	the amount of the Mexican tax refund (if any) received by the Cerro Group relating to Namiquipa or Espiritu Santo.

Spinco Deed Poll	the deed poll executed by Spinco, in the form set out in Annexure 6 of the Scheme Implementation Deed.

Spinco Register	the register of members of Spinco maintained pursuant to the Corporations Act.

Spinco Scheme Shares	the Spinco Shares on issue on the Record Date.

Spinco Scheme Transfer

a duly completed and executed proper instrument of transfer in respect of the Spinco Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of the Scheme Shareholders as transferee, which may be a master transfer of all or part of the Spinco Scheme Shares.

Spinco Shares	fully paid ordinary shares in Spinco.

Spinco Share Registry	the share register of Spinco.

Spinout	the in-specie distribution of Spinco Shares to the Scheme Shareholders pursuant to the Capital Reduction and the transfer of the Spinout Assets to Spinco in accordance with this document.

Spinout Assets	all entities and assets of the Cerro Group (including those assets specifically noted in Annexure A) other than:

a) the Cerro del Gallo Entities;

b) Cerro del Gallo Allocated Cash.

Subsidiary	has the meaning given to that term in section 46 of the Corporations Act.

Subscription	the fourth Business Day after the Record Date, or such other

Implementation Date	date the parties agree.

Subscription Funds	the amount of $4,000,000 less the Expenditure Money.

Subscription Shares	that number of new Spinco Shares that, following the Spinco Scheme Transfer, equates to a holding in Spinco of 19.99% of the issued capital of Spinco, determined on a fully diluted basis.

Tax

all forms of taxation, duty, rate, impost, contribution, charge or levy (in the nature of taxation) imposed by any competent taxing body or authority in India or elsewhere, including any interest, surcharge, penalty or fine in relation to any of them.

Transfer Consideration	$[to be inserted].

Transaction Documents	the Scheme Implementation Deed, the Schemes, the Primero Deed Poll and the Spinco Deed Poll.

Warranties	means each of the warranties in clause 12.

1.2	Interpretation

In this document:

(a)	headings are for convenience and do not affect interpretation; and

unless expressly provided otherwise:

(b)	the singular includes the plural and vice versa;

(c)	words denoting any gender include all genders;

(d)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(e)	a reference to a party, clause, paragraph, schedule or annexure is a reference to a party, clause, paragraph, schedule or annexure of this document;

(f)	terms that are defined in the Corporations Act and that are used in this document, have the meaning given in the Corporations Act;

(g)	a reference to this document includes any schedules or annexures;

(h)	a reference to any document or agreement includes a reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(i)	a reference to “$”, “A$”, “AUD” or “dollar” is a reference to Australian currency;

(j)	a reference to a time is a reference to the time in Brisbane, Queensland, Australia;

(k)	a reference to a party includes its executors, administrators, successors, substitutes (including persons taking by novation) and permitted assigns;

(l)	a reference to writing includes any method of representing words, figures or symbols in a permanent and visible form;

(m)	words and expressions denoting natural persons include bodies corporate, partnerships, associations, firms, governments and governmental authorities and agencies and vice versa; and

(n)	a reference to any legislation or to any provision of any legislation includes:

(i) any modification or re-enactment of the legislation;

(ii) any legislation provision substituted for, and all legislation, statutory instruments and regulations issued under, the legislation or provision; and

(iii) where relevant, corresponding legislation in any Australian State or Territory.

2	BACKGROUND

2.1	Capital Reduction and Schemes

(a) The Capital Reduction Resolution is to be voted on by the Cerro Shareholders at the General Meeting prior to the Scheme Meetings.

(b) The Schemes are conditional on the Capital Reduction Resolution being passed at the General Meeting.

(c) The Capital Reduction is conditional on Cerro Securityholders approving the Share Schemes at the Scheme Meetings.

2.2	Capital Reduction

On the Capital Reduction Implementation Date, Cerro is required under the Share Scheme to reduce its capital in accordance with the Capital Reduction Resolution.

2.3	Transfer of Spinco Scheme Shares

On the Asset Transfer Implementation Date, Cerro is required under the Share Scheme to:

(a) execute the Spinco Scheme Transfer in favour of the Scheme Shareholders in accordance with the entitlements of the Scheme Shareholders to the Spinco Scheme Shares under the Share Scheme; and

(b) deliver the Spinco Scheme Transfer to Spinco for registration.

2.4	Asset transfer

On the Asset Transfer Implementation Date, Cerro is required under the Share Scheme to transfer the Spinout Assets to Spinco in accordance with this document.

2.5	Documentation and intent

(a) Cerro, Primero and Spinco have entered into the Transaction Documents (as applicable) to record the terms and conditions of the Schemes and the Acquisition.

(b) This document is intended to record the terms and conditions of the Spinout and Share Subscription.

3	CONDITIONS

3.1	Conditions

The Spinout and Share Subscription are subject to and will not proceed, unless all of the following conditions are satisfied (Conditions), the:

(a) Capital Reduction Resolution is approved by an ordinary resolution of Cerro Shareholders at the General Meeting;

(b)

the Schemes are passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act (or, where clause 8.1 of the Scheme Implementation Deed applies, the majority required under section 411(4)(a)(ii)(B) of the Corporations Act), at the Scheme Meetings; and

(c)

the Schemes become Effective on or before the End Date, or such later date as Primero and Cerro agree in accordance with the Scheme Implementation Deed and notify to Spinco in accordance with clause 16.

3.2	Best endeavours

Each of Cerro, Primero and Spinco agree to use their best endeavours and provide all reasonable assistance reasonably necessary or required under the Transaction Documents to assist in the satisfaction of the Conditions.

3.3	Termination

If the Conditions are not satisfied, the obligations of each of Cerro, Primero and Spinco under this document will automatically terminate and the terms of this document will be of no further force or effect.

3.4	Consequences of termination

(a)

If this document is terminated under clause 3.3 then, in addition and without prejudice to any other rights, powers or remedies available to them, each of Cerro, Primero and Spinco are released from their respective obligations to further perform this document.

(b) Termination of this document does not affect any accrued rights of a party in respect of a breach of this document prior to termination.

4	DEBT AND EXPENDITURE

4.1	Acknowledgement of debt owed

Cerro acknowledges that it owes Spinco the Capital Debt for all of the Spinco Shares that Spinco has issued to Cerro as at the date of this document.

4.2	Acknowledgement of Expenditure

(a)

Spinco acknowledges that in order for Cerro to comply with its obligations under this document and in particular clause 6.4, from the date of this document until Completion, Cerro will need to continue to spend monies on the Spinout Assets for the ultimate benefit of Spinco, should the Spinout be finalised.

(b)

The parties agree that the Expenditure Money must not exceed $1 million; but for greater certainty , to the extent that any Spinco Allocated Cash is received by the Cerro Group prior to the Asset Transfer Implementation Date, all or any part of such Spinco Allocated Cash may be spent by or on behalf of Spinco for any purpose determined appropriate by any Cerro Group member and such Spinco Allocated Cash shall not be included in the calculation of Expenditure Money spent or incurred.

(c)

If for any reason whatsoever, the Expenditure Money incurred by the Cerro Group exceeds $1million, the amount of such excess (Excess Expenditure Amount) shall be forthwith repaid to Cerro on the Asset Transfer Implementation Date.

4.3	Debt to be set-off

Cerro and Spinco agree and acknowledge that the:

	(a)	Transfer Consideration payable by Spinco to Cerro in accordance with clause 7.1; and

	(b)	Expenditure Money spent by Cerro for the benefit of Spinco in accordance with clause 4.2,

(a)	will be set-off against the Capital Debt due from Cerro to Spinco in accordance with clause 4.1.

5	IN-SPECIE DISTRIBUTION OF SPINCO SHARES

5.1	Acceptance of Spinco Scheme Transfer

Subject to clause 3 and 5.2, on the Capital Reduction Transfer Implementation Date Spinco agrees:

(a) to accept the Spinco Scheme Transfer executed by Cerro in favour of the Scheme Shareholders in accordance with the Share Scheme;

(b)

on receipt of the Spinco Scheme Transfer noted in clause 5.1(a), to enter the name and address of each Scheme Shareholder into the Spinco Register on the Capital Reduction Implementation Date in respect of the Spinco Shares to which such Scheme Shareholder is entitled;

(c)

as soon as practicable after the Capital Reduction Implementation Date and subject to any specific requirements under the Scheme in relation to joint holders and in accordance with the Listing Rules, forward to each Scheme Shareholder, other than Ineligible Foreign Shareholders, CHESS holding statements for Spinco Shares to which such Scheme Shareholder is entitled under the Scheme by prepaid post to each Scheme Shareholder at its Registered Address; and

(d) do all other things to comply with its obligations under this document and do all things necessary or expedient on its part to give full effect to the Spinco Scheme Transfer.

5.2	Ineligible Foreign Shareholders

Spinco has no obligation to accept the Spinco Scheme Transfer executed by Cerro in favour of any Ineligible Foreign Shareholders and, instead, must procure that the relevant Spinco Shares are allocated to the Sale Agent for the account of the Foreign Scheme Shareholder and are dealt with in accordance with the Share Scheme.

6	OBLIGATIONS OF CERRO BEFORE COMPLETION OF SPINOUT ASSETS TRANSFER

6.1	Shares and constitution

	(a)	Subject to clause 6.2, from the date of this document until Completion:

		(i)	Cerro must procure that no Asset Subsidiary does any of the following without the prior written consent of Spinco and Primero, unless otherwise required by or provided for under the Scheme:

			A.	allot or issue a share, or an option or security that is convertible into a share;

			B.	alter its constitution or other organisational document;

C.	create, purchase or redeem any share; or

(ii)	distribute or return capital to Cerro or declare any dividend.

(b)	Cerro must not:

	(i)	dispose of any interest in any of the Spinout Assets or grant any Encumbrance over any of them; or

	(ii)	institute any procedures for the winding up of any of the Asset Subsidiaries.

6.2	Permitted acts

There will not be a breach of clause 6.1 or 6.3, if Cerro does or omits to do anything:

	(a)	which is contemplated in the Transaction Documents or to satisfy a contractual obligation existing as at the date of this document;

	(b)	which has been disclosed to Spinco and Primero; or

	(c)	which is in the ordinary course of the business of Cerro or the Asset Subsidiaries (as applicable).

6.3	Restrictions pending Completion

Subject to clause 6.2, from the date of this document until Completion, Cerro must ensure that:

	(a)	Spinco and Primero are informed in writing of, and consulted about, any matter which may be materially detrimental to any of the Spinout Assets;

	(b)	Cerro or an Asset Subsidary does not do anything or omit to do anything that may be materially detrimental to the Spinout Assets without first obtaining the written consent of Spinco and Primero; and

	(c)	Cerro or an Asset Subsidary does not, without first obtaining the written consent of Spinco and Primero, encumber, dispose of or transfer (or agree to dispose of or transfer) any:

(i) asset required to properly proceed with the exploration activities of any of the Asset Subsidiaries; or

(ii) any tenement held by the Asset Subsidiaries.

6.4	Continuity of Business

Cerro must procure that the Asset Subsidiaries proceed with their activities, including their exploration activities only in the ordinary course from the date of this document until Completion.

7	TRANSFER OF SPINOUT ASSETS

7.1	Transfer of the Spinout Assets

Subject to clause 3, on the Asset Transfer Implementation Date, Cerro as the legal and beneficial owner of the Spinout Assets, agrees to transfer the Spinout Assets to Spinco and Spinco agrees to accept the Spinout Assets:

	(a)	for the Transfer Consideration;

	(b)	subject to any Encumbrances; and

	(c)	subject to the terms of this document.

7.2	Title, Property and Risk

The title to, property in and risk of the Spinout Assets passes to Spinco on and from Completion.

7.3	Spinco Indemnity

(a)

It is acknowledged and agreed by the parties that, in addition to accepting the Spinout Assets, Spinco will take the Spinco Assets subject to all Encumbrances, and that Spinco assumes all liability (whether such liability is actual or contingent, present or future, quantified or unquantified) arising before or after the Asset Transfer Implementation Date in relation to the Spinout Assets (including any liability in respect of the mining and/or exploration projects being undertaken by those companies whose shares comprise part of the Spinout Assets) (Liabilities).

(b)

Without limiting clause 7.3(a), Spinco indemnifies and will keep each Cerro del Gallo Entity and Primero (jointly and severally) indemnified and hold each of them and their respective directors, officers, employees and representatives harmless against:

		(i)	all and any Liabilities; and

(ii)

all and any loss, damage or expense suffered or incurred by any such Cerro del Gallo Entity or Primero, or any of their respective directors, officers, employees or representatives, in respect of each Claim in relation to the Spinout Assets, whether such Claim or the circumstances which give rise to a Claim arose before or after the Asset Implementation Transfer Date.

8	COMPLETION OF TRANSFER OF SPINOUT ASSETS

8.1	Completion

Completion shall take place on the Asset Transfer Implementation Date or such other date as is agreed between Cerro and Spinco.

8.2	Obligations of Cerro

At or before Completion, Cerro must, unless waived in writing by Spinco:

(a) deliver to Spinco:

(i)

(share transfers) duly executed and completed transfers in favour of Spinco of the shares which form part of the Spinout Assets in registrable form (except for the payment of stamp duty or other taxes of a similar nature) together with the relevant share certificates (if any);

(ii) (consents) copies of any consents and waivers required to give full force and effect to the transfer of the Spinout Assets;

(iii)

(director acknowledgement) a letter or other document (in the form required by Spinco) from each resigning officer of the Asset Subsidiaries (as applicable), acknowledging that he or she has no Claim against the relevant Asset Subsidiary for breach of contract, loss of office, redundancy, compensation, payment or repayment of loans or otherwise;

(iv)

(other required documents) any other documents or declarations not noted in this clause but required to be given by Cerro to effect any registrations required as a result of the transfer of the Spinout Assets; and

(b)	cause the:

(v)

(registration of share transfers) board of directors of each Asset Subsidiary to resolve that the transfer of the shares in the relevant Asset Subsidiary at Completion (subject only to the payment of stamp duties or other taxes or costs of a similar nature on the transfers) be approved and registered;

(appointment of officers) persons notified in writing by Spinco to Cerro before Completion to be appointed as directors and secretary (as applicable) of the Asset Subsidiaries with effect from Completion;

(vi)	(revocation of bank authorities) revocation, with effect from Completion, of all authorities relating to bank accounts of any of the Asset Subsidiaries; and

(vii)

do all other things necessary or desirable to transfer the Spinout Assets (including any shares thereunder), to complete any other transaction contemplated by this document and to place Spinco in effective control of all of the Spinout Assets.

8.3	Simultaneous actions at Completion

In respect of Completion:

(a) the obligations of Cerro and Spinco under this document are interdependent; and

(b) all actions required to be performed will be taken to have occurred simultaneously on the Asset Transfer Implementation Date.

8.4	Records

Cerro may retain after Completion copies of any Records necessary for it to comply with any applicable law (including Tax law) and to prepare Tax or other returns required of it by law.

9	POWER OF ATTORNEY

(a)

Cerro irrevocably, and to secure the proprietary interest of Spinco in its rights under this document, appoints Spinco to be Cerro’s attorney in connection with all matters required to ensure the transfer of the Spinout Assets in accordance with this document and to sign, execute, complete and deliver any and all deeds, documents, agreements and instruments in the name of Cerro in relation to the transfer of the Spinout Assets in accordance with this document.

(b)	Cerro undertakes to Spinco on request to ratify everything that Spinco may do or purport to do in the proper exercise of Spinco’s powers or authorities under clause 9(a).

(c)	This appointment shall become effective on the Asset Transfer Implementation Date, and shall continue until the transfer of the Spinout Assets is completed.

10	OBLIGATIONS OF SPINCO POST COMPLETION OF TRANSFER OF SPINOUT ASSETS

(a)	Spinco will notify ASIC of the:

	(i)	transfer of any shares comprising any of the Spinout Assets;

	(ii)	change in officeholders;

	(iii)	change in address;

	(iv)	change in ultimate holding company; and

	(v)	any other changes required to be notified,

as soon as practicable after Completion, and in any event no later than 14 days after Completion.

(b)	The cost of all notifications required under clause 10(a) will be paid by Spinco.

11	SHARE SUBSCRIPTION

11.1	Share Subscription

Subject to satisfaction of each of the Conditions Primero agrees to subscribe for the Subscription Shares on the Subscription Implementation Date for the Subscription Funds, and Spinco agrees that it will allot and issue the Subscription Shares to Primero on the Subscription Implementation Date, in consideration for payment by Primero of the Subscription Funds. Immediately prior to the completion of such subscription for the Subscription Shares on the Subscription Implementation Date, Cerro shall deliver to Primero a certificate signed by the Chief Executive Officer or Chief Financial Officer of Cerro, certifying the amount of the Expenditure Money and providing sufficient details of such calculation to enable Primero to confirm such calculation, together with such supporting documentation as is reasonably requested by Primero to confirm such determination.

11.2	Nominee or custodian

Primero may direct that the Subscription Shares be issued and registered in the name of any nominee or custodian holding such shares on its behalf as bare nominee, and the provisions of this document will be interpreted accordingly.

11.3	Subscription Shares to rank equally

The Subscription Shares must rank equally in all respects with existing fully paid ordinary shares in Spinco and shall be issued as fully paid and free of all Encumbrances.

11.4	Obligations on completion of subscription

At completion of the subscription for the Subscription Shares:

(a)	Spinco will:

	(i)	deliver to Primero share certificates representing the Subscription Shares in the name of Primero or its nominee or custodian, as directed by Primero;

	(ii)	procure a board meeting of Spinco, at which Spinco resolves to issue the Subscription Shares to Primero (or its nominee as applicable); and

(b)	Primero will pay to Spinco the Subscription Funds.

11.5	Primero representation and warranty

Primero represents and warrants that it is not acquiring the Subscription Shares for the purpose of selling or transferring the Subscription Shares, or granting, issuing or transferring interests in, or options over them within 12 months after their issue to Primero.

11.6	Listing of Subscription Shares

As soon as practicable after the Subscription Implementation Date, use all reasonable efforts to satisfy the conditional listing of Spinco to the official list of the ASX (if granted) and for the quotation of Spinco Shares on the stock market conducted by the ASX.

12	WARRANTIES

12.1	Cerro Warranties

Cerro represents and warrants to each of Spinco and Primero that the following Warranties are true and accurate at the date of this document and will be true and accurate on the Asset Transfer Implementation Date:

	(a)	Cerro has full authority to own the Spinout Assets;

	(b)	Cerro is not:

(i) insolvent and no receiver and/or manager has been appointed to Cerro or over any part of Cerro’s assets, and no such appointment has been threatened; or

(ii) in liquidation or administration and no proceedings have been brought or threatened or procedure commenced against Cerro to placing Cerro into liquidation or under administration;

	(c)	Cerro has full power and lawful authority to execute and deliver this document and to consummate and perform or cause to be performed its obligations under this document;

	(d)	this document constitutes a legal, valid and binding obligation on Cerro enforceable in accordance with its terms by appropriate legal remedy; and

(e)

this document and Completion of this document does not conflict with or result in a breach of or default under any provision of the Constitution of Cerro or any material term or provision of any agreement or deed, writ, order, injunction, judgment, law, rule or regulation to which Cerro is a party or is subject to or by which Cerro is bound.

12.2	Cerro and Spinco Warranties

Cerro and Spinco jointly and individually warrant to Primero that (except as otherwise provided below) the following Warranties are true and accurate at the date of this document and will be true and accurate on the Asset Transfer Implementation Date and on the Subscription Implementation Date:

	(a)	Spinco is a validly existing corporation registered under the Corporations Act 2001 (Cth);

(b)

as at the Asset Transfer Implementation Date and the Subscription Implementation Date, the Spinco Assets comprise the only assets of Spinco (except for Subscription Funds paid to Spinco by Primero on the Subscription Implementation Date);

	(c)	no meeting has been convened, resolution proposed, application presented or order made for the winding up of Spinco;

(d)

other than entering into this document and the transactions contemplated by it, Spinco has not entered in any agreements, arrangement or understandings, has not traded nor has it carried on business in any way.

	(e)	Spinco is not:

(i) insolvent and no receiver and/or manager has been appointed to Spinco or over any part of Spinco’s assets, and no such appointment has been threatened; or

(ii) in liquidation or administration, and no proceedings have been brought or threatened or procedure commenced against Spinco to place Spinco into liquidation or under administration;

	(f)	litigation:

(i) there are no material Claims or administrative proceedings pending or threatened against Spinco or any of its subsidiaries’

(ii) neither Spinco nor any of its subsidiaries is the subject of any material pending or material threatened investigation; and

(iii)

neither Spinco nor any of its subsidiaries nor the respective assets, properties or business of Spinco or any of its subsidiaries is the subject to any judgment, order, writ, injunction or decree of any court, government agency or tribunal;

	(g)	Spinco has full power and lawful authority to execute and deliver this document and to consummate and perform or cause to be performed its obligations under this document;

	(h)	this document constitutes a legal, valid and binding obligation on Spinco enforceable in accordance with its terms by appropriate legal remedy;

(i)

this document, Completion, and the issue of Subscription Shares to Primero does not conflict with or result in a breach of or default under any provision of the Constitution of Spinco or any material term or provision of any agreement or deed, writ, order, injunction, judgment, law, rule or regulation to which Spinco is a party or is subject to or by which Spinco is bound;

	(j)	a true and complete copy of Spinco’s constitution has been furnished to Primero and is complete and accurate and has not been altered in any way;

(k)

Spinco has lodged with ASIC all returns, particulars, resolutions and documents which are relevant to and indicate the position relating to Spinco and the information contained in those return and documents is accurate and complete;

	(l)	the Subscription Shares:

(i) will be issued after the Spinout occurs;

(ii) will, when issued, comprise 19.99% of the issued share capital of Spinco, determined on a fully diluted basis;

(iii) will be issued as fully paid; and

(iv)	will be validly issued and free and clear of all Encumbrances;

(m)	except for the Spinco Scheme Shares and the Subscription Shares, Spinco has not issued or agreed to issue any other securities of any kind (including Equity Securities);

(n)	Spinco Shares are the only class of shares on issue in Spinco, and Spinco has not agreed nor is it contemplating an issue of any other Equity Securities;

(o)	Spinco has complete and unrestricted power and right to issue the Subscription Shares to Primero;

(p)	Spinco is not, and has not since the date of its incorporation:

(i) been engaged in any prosecution, litigation or arbitration proceedings;

(ii) been the subject of any investigation or inquiry by or on behalf of any governmental or State authority relating to the business, transactions or affairs of Spinco;

(q)	there are no disputes in respect of Spinco which may or might give rise to any such prosecution, litigation or arbitration proceedings;

(r)	there are no unsatisfied judgements, orders, awards, claims, notices or demands against Spinco; and

(s)	since incorporation Spinco has complied with all applicable laws.

12.3	Effect of Warranties

Each Warranty:

(a) remains in full force and effect after Completion; and

(b) is separate and independent and is not limited by reference to any other Warranty or any other provision in this document.

12.4	Limitation on Claims

If the Schemes become Effective:

(a) Spinco may not make any Claim against Cerro or Primero:

(i) for breach of warranty under clause 12.1 (or if any such Claim has been made, such Claim must be immediately withdrawn);

(ii) that may arise out of or in connection with this document (including the Spinout) or the Spinout Assets;

and if any such Claim is made by Spinco such Claim will be void and of no effect; and

(b)	Spinco indemnifies and will keep Primero and Cerro indemnified, jointly and individually, against any such Claim.

13	ANTI-DILUTION

13.1	Pre-emptive right

Subject to clause 13.2, if at any time for a two year period after the Subscription Shares are issued, Spinco undertakes any issue of Equity Securities (an “Issue”) it must at the same time offer Primero the opportunity to subscribe for that number of Equity Securities the subject of the Issue (and otherwise on the same terms and conditions of the Issue) that enables Primero to maintain (on a fully diluted basis) its proportionate shareholding in Spinco immediately prior to the Issue.

13.2	Regulatory requirement

Spinco’s obligations under clause 13.1 is subject to Primero obtaining any waivers from ASX which may be required.

14	PRIMERO BOARD ENTITLEMENTS

(a)	So long as Primero maintains a shareholding of 10% or more it is entitled, but not obligated, to nominate one person to be appointed as a director to the board of Spinco (“Nominee Director”).

(b)

For the duration that Primero maintains a shareholding of 10% or more, subject to Spinco’s constitution, the Corporations Act and the Listing Rules, Spinco agrees to procure the board of Spinco to accept Primero’s nomination and appoint the Nominee Director to the board of Spinco.

(c)	A Nominee Director appointed by Primero under this clause 14 may only be removed as a director if Primero:

	(i)	gives written notice to Spinco that the person ceases to be a director;

	(ii)	Primero ceases to hold at least a 10% shareholding in Spinco;

	(iii)	the Nominee Director becomes of unsound mind or a person whose property is liable to be dealt with under a law about mental health;

	(iv)	in accordance with the Listing Rules; or

	(v)	the Corporations Act so provides.

(d)	If any Nominee Director appointed by Primero is removed, Primero shall be entitled to appoint a replacement Nominee Director on the same terms as set out in this clause 14(a).

15	GST

(a)

If GST is or will be imposed on a supply made under or in connection with this document, to the extent that the consideration otherwise provided for that supply under this document is not stated to include an amount for GST on the supply:

	(i)	the consideration otherwise provided for that supply under this document is increased by the amount of that GST; and

(ii)

the recipient must make payment of the increase as and when the consideration otherwise provided for, or relevant part of it, must be paid or provided or, if the consideration has already been paid or provided, within 7 days of receiving a written demand from the supplier.

(b)	The right of the supplier to recover any amount in respect of GST under this document on a supply from the recipient is subject to the issuing of the relevant tax invoice or adjustment note.

(c)	Any consideration otherwise provided for a supply or payment obligation in connection with this document is exclusive of GST unless stated otherwise.

(d)

If there is an adjustment event in relation to a supply which results in the amount of GST on a supply being different from the amount in respect of GST already recovered by the supplier, as appropriate, the supplier within 14 days of becoming aware of the adjustment event:

	(i)	may recover from the recipient the amount by which the amount of GST on the supply exceeds the amount already recovered by giving seven days written notice; or

(ii)

must refund to the recipient the amount by which the amount already recovered exceeds the amount of GST on the supply to the extent that the supplier is entitled to a refund or credit from the Commissioner of Taxation; and

	(iii)	must issue an adjustment note or tax invoice reflecting the adjustment event in relation to the supply to the recipient within 28 days of the adjustment event.

(e)

Costs actually or estimated to be incurred or revenue actually or estimated to be lost by a party that is required to be reimbursed or indemnified by another party, or used as the basis for calculation of consideration for a supply, under this document must exclude the amount of GST referrable to the cost to the extent to which an entitlement arises or would arise to claim an input tax credit and any amount in respect of GST referrable to the revenue.

16	NOTICES

Any communication under or in connection with this document:

(a)	must be in writing;

(b)	must be addressed to party at the address shown on page 2 of this document under the heading ‘Parties’ (or as otherwise notified in writing by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;

(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 16(b); and

(e)	will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 16(b), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

17	GENERAL

17.1	Entire agreement

(a)

This document and the Transaction Documents constitute the entire agreement between the parties in relation to its subject matter. All prior discussions, undertakings, agreements, representations, warranties and indemnities in relation to that subject matter are replaced by this document and have no further effect.

	(b)	In the event of any inconsistency between this document and the Transaction Documents the following documents in order of priority prevail:

		(i)	Schemes;

		(ii)	Scheme Implementation Deed;

		(iii)	Spinco Deed Poll;

		(iv)	Primero Deed Poll; then

		(v)	this document.

17.2	Stamp duty

	(a)	Cerro must pay all stamp duties (if any) in respect of the transfer of the Spinco Shares from Cerro to the Scheme Shareholders under this document.

	(b)	Spinco must pay all duties (if any) in respect of the transfer of the Spinout Assets to Spinco under this document.

17.3	No merger

The provisions of this document will not merge on completion of any transaction contemplated in this document and, to the extent any provision has not been fulfilled, will remain in force.

17.4	Attorneys

Each person who executes this document on behalf of a party under a power of attorney warrants that he or she has no notice of the revocation of that power or of any fact or circumstance that might affect his or her authority to execute this document under that power.

17.5	Amendment

This document may not be amended or varied unless the amendment or variation is in writing signed by all parties.

17.6	Assignment

No party may assign, transfer or otherwise deal with this document or any right or obligation under this document without the prior written consent of each other party which must not be unreasonably withheld.

17.7	Severability

Part or all of any provision of this document that is illegal or unenforceable will be severed from this document and will not affect the continued operation of the remaining provisions of this document.

17.8	Waiver

Waiver of any power or right under this document:

(a) must be in writing signed by the party entitled to the benefit of that power or right; and

(b) is effective only to the extent set out in that written waiver.

17.9	Rights, remedies additional

Any rights and remedies that a person may have under this document are in addition to and do not replace or limit any other rights or remedies that the person may have.

17.10	Further assurances

Each party must do or cause to be done all things necessary or reasonably desirable to give full effect to this document and the transactions contemplated by it (including, but not limited to, the execution of documents).

17.11	Costs

Each party will bear its own legal, accounting and other costs incurred in the preparation and execution of this document.

17.12	Counterparts

This document may be executed in any number of counterparts and all counterparts taken together will constitute one document.

17.13	Time of the essence

Time is of the essence in this document.

17.14	Governing law and jurisdiction

This document is governed by and construed in accordance with the laws in force in the State of Queensland and each party submits to the non-exclusive jurisdiction of the courts of Queensland.

ANNEXURE A – SPINOUT ASSETS

1.	Term deposit - office lease bond;
2.	Brisbane office lease
3.	Interest in Parker Range joint venture;
4.	Shares in Private Companies:
	-	Cerro Namiquipa Pty Ltd (Namiquipa Project)
	-	Mt Dockerell Mining Pty Ltd (Queensland Interests, JV and Mt Philp)
	-	Cerro Espiritu Santo Pty Ltd (Espiritu Santo Project)
	-	Texrise Pty Ltd (Royalty)
5.	Shares in Syndicated Metals Ltd;
6.	Loans to subsidiaries;
7.	Office Furniture & Equipment – various; and
8.	Spinco Allocated Cash.

SIGNING PAGE

This page as intentionally been left blank

SCHEDULE  7

Support Deed

BY:

[                                     ] of [                                              ] (“Covenantor”)

IN FAVOUR OF:

Primero Mining Corp. of Suite 2301, 20 Queen Street West, Toronto, Ontario, M5H 3R3, Canada (“Primero”)

BACKGROUND

A.	Primero and Cerro Resources NL ACN 006 381 684 (“Cerro”) have entered into a Scheme Implementation Deed dated [ ] (“Scheme Deed”).

B.

It is a condition of the Scheme Deed that each Cerro Board Member and senior management personnel of Cerro comprising Tony McDonald and Craig McPherson, and their respective Associates, who are Cerro Shareholders, in their capacity as shareholders, enter into an agreement with Primero under which they agree to vote in favour of the Share Scheme, and the Option Scheme, if they are Cerro Optionholders..

C.	The Convenantor is either a Cerro Board member, one of the named senior management personnel in the Scheme Deed or their Associate.

D.	The purpose of this Deed Poll is to give better effect to the condition referred to at Recital B.

OPERATIVE PROVISIONS

1.	DEFINITIONS

Terms defined in the Scheme Deed will have the same meaning in this Deed Poll unless the context otherwise requires.

2.	Voting Covenants

2.1	Share Scheme

Subject to clause 2.3, Covenantor covenants and agrees that, until the earlier of the Effective Date and the date the Scheme Deed is terminated, Covenantor will:

(a) in his, her or its capacity as a Cerro Shareholder:

(i)

attend (either in person, by proxy, power of attorney or body corporate representative) any meeting of Cerro Shareholders convened for the purposes of considering the Share Scheme (including any adjournments and postponements thereof), and at such meeting, vote or cause to be voted all of their Cerro Shares (including any Cerro Shares issued or acquired by Covenantor on or following the date of this Deed Poll) that Covenantor exercises control or direction over and which are entitled to be voted in connection with the Share Scheme ("Subject Securities"), in favour of the Share Scheme;

(ii)	vote or cause to be voted (in person, by proxy power of attorney or body corporate representative) any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(A)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid or similar transaction involving Cerro or its Subsidiaries, or Cerro Shares, other than the Share Scheme; or

	(B)	any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Share Scheme, including any Acquisition Proposal; and

(b)	not do anything or cause anything to be done, that would or may be inconsistent with this clause 2.1.

2.2	Option Scheme

Subject to clause 2.3, Covenantor covenants and agrees that, until the earlier of the Effective Date and the date the Scheme Deed is terminated, Covenantor will, if a Cerro Optionholder:

	(a)	in his, her or its capacity as a Cerro Optionholder:

(i)

attend (either in person, by proxy, power of attorney or body corporate representative) any meeting of Cerro Optionholders convened for the purposes of considering the Option Scheme (including any adjournments and postponements thereof), and at such meeting, vote or cause to be voted all of Covenantor’s debts or claims as a Cerro Optionholder (including in respect of any Cerro Options issued or acquired by Covenantor on or following the date of this Deed Poll) in favour of the Option Scheme;

		(ii)	not vote in favour of or otherwise support:

			(A)	any corporate transaction involving the Cerro Options, other than the Option Scheme; or

			(B)	any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Option Scheme; and

	(b)	not do anything or cause anything to be done, that would or may be inconsistent with this clause 2.2.

2.3	Exception

Despite clauses 2.1 and 2.2, Covenantor may vote the Subject Securities or Covenantor’s debts or claims as a Cerro Optionholder, in favour of a Superior Proposal. However, if Covenantor does not vote in favour of such Superior Proposal it must act in accordance with clauses 2.1 and 2.2.

2.4	Disposal of Cerro Shares or Cerro Options

(a)

Until the earlier of the Implementation Date and the date the Scheme Deed is terminated, Covenantor must not transfer or otherwise dispose of its interest in the Subject Securities or its Cerro Options.

(b) Nothing in clause 16.16(a) prevents Covenantor from:

(i)	exercising any or all of its Cerro Options prior to the Implementation Date; or

(ii)	disposing of its interest in the Subject Securities or its Cerro Options, in respect of a Superior Proposal.

3.	REPRESENTATIONS AND WARRANTIES OF COVENANTOR

Covenantor hereby represents and warrants to Primero (and acknowledges that Primero relies on such representations and warranties in connection with entering into this Deed Poll):

	(a)	Covenantor has control or direction over the Subject Securities and its Cerro Options;

	(b)	that, as at the date of this Deed Poll, it holds that number of Subject Securities and that number of Cerro Options as detailed in the Schedule to this Deed Poll;

(c)

Covenantor has the right to vote (or cause to vote) all of the Subject Securities now held and will have the right to vote (or cause be to voted) all Subject Securities issued to or acquired by it after the date of this Deed Poll;

(d)

Covenantor is duly authorized to execute and deliver this Deed Poll, and this Deed Poll has been duly executed and delivered and is a valid and binding agreement, enforceable against Covenantor in accordance with its terms, and the performance by Covenantor of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with:

		(i)	any contract, commitment, agreement, understanding or arrangement of any kind to which Covenantor will be a party and by which Covenantor will be bound at the time of such consummation;

		(ii)	to its knowledge, any applicable laws; and

		(iii)	its constituent documents.

4.	MISCELLANEOUS

4.1	Governing Law

This Deed Poll is governed by the laws of Queensland.

4.2	Entire Agreement

This Deed Poll and Scheme Deed constitutes the entire agreement between the parties relating in any way to the subject matter of this Deed Poll and supersedes and merges all prior discussion and any prior deed.

4.3	Operation of this Deed Poll

(e) The rights, powers and remedies of Primero under this document are cumulative, and do not exclude or limit any right, power or remedy provided by law or equity independently of this document.

(f)

Any provision of this Deed Poll which is unenforceable or partly enforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless it would materially change the intended effect of this Deed Poll.

4.4	Amendment

This Deed Poll cannot be amended without the written consent of Primero.

4.5	Further Assurances

Covenantor must do all things necessary to give effect to this Deed Poll.

SCHEDULE

No. of Subject Securities as at the date of this Deed Poll:

No. of Cerrro Options as at the date of this Deed Poll:

EXECUTED AS A Deed POLL

This page as intentionally been left blank

EXECUTED AS A DEED

Annexure 1

Indicative Timetable

Event	Target date

Execute Scheme Implementation Agreement	Wednesday, 12 December 2012

Incorporate Spinco and execute Demerger Deed	Thursday, 31 January 2013

Cerro to provide draft Scheme Booklet to ASIC, ASX and the Court	Friday, 15 February 2013

First Court Hearing (earliest date)	Monday, 4 March 2013

Despatch Scheme Booklet to Scheme Shareholders	Monday, 11 March 2013

Last time and date by which proxy forms for the General Meeting may be received	Wednesday, 10 April 2013

Last time and date by which proxy forms for the Share Scheme Meeting may be received	Wednesday, 10 April 2013

Last time and date by which proxy forms for the Option Scheme Meeting may be received	Wednesday, 10 April 2013

Time and date for determining eligibility to vote at the General Meeting

Time and date for determining eligibility to vote at the Share Scheme Meeting

Time and date for determining eligibility to vote at the Option Scheme Meeting

General Meeting	Friday,12 April 2013

Share Scheme Meeting	Friday,12 April 2013

Option Scheme Meeting	Friday,12 April 2013

Advertise Second Court hearing in papers & Gazette

Second Court Hearing for approval of the Scheme	Friday,19 April 2013

Effective Date of the Scheme (lodge Court Order with ASIC and announce to ASX)	Monday,22 April 2013

Cerro Shares cease trading at close of trading on ASX

Record Date for the Schemes	Monday, 29 April 2013

In-specie distribution of Spinco Shares to Scheme Shareholders	Wednesday, 1 May 2013

Transfer of shares in Spinout Assets to Spinco	Thursday, 2 May 2013

Transfer of Scheme Shares to Primero and issue of the Acquisition Consideration to Scheme Shareholders	Friday, 3 May 2013

Issue of Subscription Shares to Primero	Friday, 3 May 2013

Admission of Spinco Shares to official list of the ASX	Wednesday, 8 May 2013

Other (i.e. change of officeholders to Cerro del Gallo Entities per clause 13.4)

Annexure 2

Part 1 - Share Scheme

BETWEEN

CERRO RESOURCES NL ACN 006 381 684 of Ground Floor, 139 Coronation Drive, Milton QLD 4064(Cerro);

AND

EACH SCHEME SHAREHOLDER

AGREED TERMS

1.	DEFINED TERMS & INTERPRETATION

1.1       Defined terms

In this document, unless the context requires otherwise, the following words and phrases have the meaning given:

Acquisition	the acquisition by Primero of all of the Shares on the terms of this document.

Acquisition Consideration	in respect of each Scheme Share held by a Scheme Shareholder at the Record Date, 0.023 Primero Shares.

Amended Option	a Scheme Option varied in accordance with the terms of the Option Scheme.

ASIC	the Australian Securities and Investments Commission.

Asset Transfer Implementation Date	the fourth Business Day after the Record Date, or such other date the parties agree.

ASX	ASX Limited (ABN 98 008 624 691) or, if the context requires, the financial market operated by it.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Brisbane, Australia.

Capital Reduction	an equal reduction of the share capital of Cerro constituted by the distribution in-specie of all the issued shares in Spinco to Scheme Shareholders, as set out in the Demerger Deed.

Capital Reduction Implementation Date	the second Business Day after the Record Date, or such other date the parties agree.

Capital Reduction Resolution	an ordinary resolution to approve the Capital Reduction pursuant to section 256C(1) of the Corporations Act.

Cerro Board	the board of directors of Cerro.

Cerro del Gallo Allocated Cash
all:

a) cash on hand of the Cerro Group as at the date of the Scheme Implementation Deed; and

       b)        cash receipts of the Cerro Group (excluding the Mexican VAT refund referred to in the definition of “Spinout Allocated Cash”) since the date of the Scheme
                   Implementation Deed to and including the Asset Transfer Implementation Date.

Cerro del Gallo Entities

Cerro, Administracion Integral Ceresour SA de CV and Cerro San Anton Pty Ltd, San Anton Resources Corporation Inc, Kings San Anton SA de CV, San Anton de las Minas SA de CV and San Anton de Oro SA de CV.

Cerro Group	Cerro and each of its Subsidiaries and a reference to a “Cerro Group Member” or a “member of the Cerro Group” is to Cerro or any of its Subsidiaries.

Cerro Optionholder	a person who is registered as the holder of an Option.

Cerro Option Register	the register of Options maintained by Cerro pursuant to the Corporations Act.

Cerro Register	the registers of Cerro maintained pursuant to the Corporations Act.

Cerro Shareholder	each person who is registered in the Cerro Register as a holder of Shares.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

Corporations Act	the Corporations Act 2001 (Cth).

Court	has the meaning given to it under section 58AA(1) of the Corporations Act.

Deed Polls	the Primero Deed Poll and the Spinco Deed Poll.

Demerger Deed	the deed between Cerro, Spinco and Primero dated on or around the same date as the Scheme Implementation Deed, which sets out how the Spinout, Capital Reduction and Subscription will occur.

Distribution Entitlement

in relation to a Scheme Shareholder, the total number of Spinco Shares allocated to that Scheme Shareholder (in accordance with the Capital Reduction Resolution), in respect of the Scheme Shares held by the Scheme Shareholder at the Record Date.

Effective

when used in relation to this Share Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Share Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date	with respect to this Share Scheme, means the date on which this Share Scheme becomes Effective.

Encumbrance	includes a mortgage, charge, encumbrance, pledge, lien, security, option to purchase or third party interest of any kind.

End Date	a) 30 June 2013; or

b) such later date and time agreed in writing between Primero and Cerro.

Ineligible Foreign Shareholder	in respect of the:

       a)        Acquisition, each person registered in the Cerro Register as the holder of
                   Scheme Shares as at the Record Date, but whose registered address as noted in the Cerro Register is situated outside of Australia, New Zealand or Canada and to whom the Cerro Board has determined that it would be unlawful to offer the Acquisition Consideration; and

       b)        Spinout, each person registered in the Cerro Register as the holder of
                   Scheme Shares as at the Record Date, but whose registered address as noted in the Cerro Register is situated outside of Australia or New Zealand and to whom the Cerro Board has determined that it would be unlawful to offer the Distribution Entitlement.

Listing Rules	official listing rules of ASX as amended from time to time.

New Primero Shares	common shares in the capital of Primero to be issued under the Acquisition.

NYSE	the New York Stock Exchange.

Option	an option to acquire unissued Shares.

Options Scheme

the scheme of arrangement between Cerro and the Cerro Optionholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Cerro and Primero.

PPSA	Personal Property Securities Act 2009 (Cth).

Primero	Primero Mining Corp.

Primero Deed Poll	the deed poll executed by Primero, in the form set out in Annexure 5 of the Scheme Implementation Deed.

Primero Foreign Sale Facility	the share sale facility referred to in clause 6.2.

Primero Register	the register of members of Primero maintained pursuant to applicable law.

Primero Shares	the fully paid common shares in Primero.

ProposedTransaction	theproposed:

a) Spinout; and

b) Acquisition.

Record Date	5:00pm on the fifth Business Day following the Effective Date, or such other day as the parties agree.

Registered Address	in relation to a Cerro Shareholder, the address shown in the Cerro Register in respect of that Cerro Shareholder as at the Record Date.

Sale Agent	a person nominated by:

a) Cerro to sell the Spinco Shares; and

b) Primero to sell the New Primero Shares,

that would otherwise be transferred to the Ineligible Foreign Shareholders in accordance with the Share Scheme.

Scheme Implementation Deed	the scheme implementation agreement dated 13 December 2012 between Cerro and Primero relating to the implementation of the Schemes.

Schemes	the Share Scheme and the Option Scheme.

Scheme Meetings	the two separate meetings of:

a) Cerro Shareholders to consider and approve the Share Scheme (Share Scheme Meetings); and

b) Cerro Optionholders to consider and approve the Option Scheme (Option Scheme Meetings),

ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Options	the Options on issue on the Record Date.

Scheme Optionholder	each person registered in the Cerro Option Register as the holder of Scheme Options as at the Record Date.

Scheme Securityholder	the holder of a Scheme Share or Scheme Option.

Scheme Shares	the Shares on issue on the Record Date.

Scheme Shareholder	each person registered in the Cerro Register as the holder of Scheme Shares as at the Record Date, excluding the Ineligible Foreign Shareholders (as the context requires).

Scheme Transfer

a duly completed and executed proper instrument of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of Primero as transferee, which may be a master transfer of all or part of the Scheme Shares.

Second Court Date

the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard.

Share	a fully paid ordinary share in the capital of Cerro.

Share Scheme

this scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Cerro and Cerro Shareholders, to give effect to the Proposed Transaction subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Cerro and Primero.

Share Transfer Implementation Date	the fifth Business Day after the Record Date, or such other date the parties agree.

Small Lot Scheme Shareholders

each person registered in the Cerro Register as the holder of Scheme Shares who as at the Record Date based on the Acquisition Consideration, would be entitled to 100 or less New Primero Shares under this Share Scheme.

Spinco	the newly incorporated entity to which the Spinout Assets are to be transferred.

Spinco Allocated Cash	the amount of the Mexican tax refund (if any) received by the Cerro Group relating to Namiquipa or Espiritu Santo.

Spinco Deed Poll	the deed poll executed by Spinco, in the form set out in Schedule 4 of the Scheme Implementation Deed.

Spinco Foreign Sale Facility	the share sale facility referred to in clause 5.2.

Spinco Register	the register of members of Spinco maintained pursuant to the Corporations Act.

Spinco Scheme Shares	the Spinco Shares on issue on the Record Date.

Spinco Scheme Transfer

a duly completed and executed proper instrument of transfer in respect of the Spinco Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of the Scheme Shareholders as transferee, which may be a master transfer of all or part of the Spinco Scheme Shares.

Spinco Shares	fully paid ordinary shares in Spinco.

Spinco Share Registry	the share register of Spinco.

Spinout	the in-specie distribution of Spinco Shares to the Scheme Shareholders and the transfer of the Spinout Assets to Spinco.

Spinout Assets	all entities and assets of the Cerro Group other than:

c) the Cerro del Gallo Entities; and

d) Cerro del Gallo Allocated Cash.

Subscription	the subscription by Primero of the new Spinco Shares in accordance with the Demerger Deed.

Subsidiary	has the meaning given to that term in section 46 of the Corporations Act.

TSX	the Toronto Stock Exchange.

TSX-V	the TSX Venture Exchange.

1.2	Interpretation

In this document:

(a)	headings are for convenience and do not affect interpretation; and

unless expressly provided otherwise:

(b)	the singular includes the plural and vice versa;

(c)	words denoting any gender include all genders;

(d)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(e)	a reference to a party, clause, paragraph, schedule or annexure is a reference to a party, clause, paragraph, schedule or annexure of this document;

(f)	terms that are defined in the Corporations Act and that are used in this document, have the meaning given in the Corporations Act;

(g)	a reference to this document includes any schedules or annexures;

(h)	a reference to any document or agreement includes a reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(i)	a reference to “$”, “A$”, “AUD” or “dollar” is a reference to Australian currency;

(j)	a reference to a time is a reference to the time in Brisbane, Queensland, Australia;

(k)	a reference to a party includes its executors, administrators, successors, substitutes (including persons taking by novation) and permitted assigns;

(l)	a reference to writing includes any method of representing words, figures or symbols in a permanent and visible form;

(m)	words and expressions denoting natural persons include bodies corporate, partnerships, associations, firms, governments and governmental authorities and agencies and vice versa; and

(n)	a reference to any legislation or to any provision of any legislation includes:

(i) any modification or re-enactment of the legislation;

(ii) any legislation provision substituted for, and all legislation, statutory instruments and regulations issued under, the legislation or provision; and

(iii) where relevant, corresponding legislation in any Australian State or Territory.

2.	PRELIMINARY

2.1	Cerro

	(a)	Cerro is a public company incorporated in Australia. It is a no liability company. It has its registered office at Ground Floor, 139 Coronation Drive, Milton QLD 4064.

	(b)	Cerro is admitted to the official list of ASX and TSX-V and the Shares are quoted on the ASX and TSX-V.

	(c)	As at the date of this Share Scheme, Cerro had the following securities on issue:

(i) 781,904,123 Shares; and

(ii) 46,925,000 Options which collectively are capable of being converted into 46,925,000 Shares.

2.2	Primero

	(a)	Primero is incorporated under the British Columbia Business Corporations Act, with its principal executive offices at Suite 2301, 20 Queen Street West, Toronto, Ontario, M5H 3R3 Canada.

	(b)	Primero is listed on the TSX and NYSE.

2.3	Spinco

	(a)	Spinco is a public company, incorporated in Australia. It is limited by shares. It has its registered office at Ground Floor, 139 Coronation Drive, Milton QLD 4064.

(b)

On the Share Transfer Implementation Date, Spinco will use all reasonable efforts to satisfy the conditional admission of Spinco to the official list of the ASX (if granted) and for the quotation of Spinco Shares on the stock market conducted by the ASX.

2.4	Background

	(a)	Cerro has agreed to propose the:

(i) Capital Reduction and this Share Scheme to the Cerro Shareholders; and

(ii) Option Scheme to the Cerro Optionholders.

	(b)	Subject to the Schemes becoming Effective:

(i) Cerro will make the Distribution Entitlement to the Scheme Shareholders pursuant to the Capital Reduction;

(ii) Cerro will transfer the Spinout Assets to Spinco in accordance with the Demerger Deed;

(iii) Primero will acquire all of the Scheme Shares;

(iv) Primero will issue to the Scheme Shareholders the Acquisition Consideration;

(v) the terms of each Scheme Option will be varied in accordance with the terms of the Options Scheme; and

(vi) Cerro will issue the Spinco Shares to Primero pursuant to the Subscription and otherwise pursuant to the terms of the Demerger Deed.

2.5	Primero Deed Poll

Primero has entered into the Primero Deed Poll in favour of the Scheme Securityholders pursuant to which Primero has covenanted to (amongst other things):

	(a)	issue the Acquisition Consideration to the Scheme Shareholders in accordance with the provisions of this Share Scheme;

	(b)	comply with the terms of each Amended Option and issue Primero Shares upon exercise thereof in accordance with such revised terms;

	(c)	comply with its obligations under the Scheme Implementation Deed;

(d)

comply with and be bound by all provisions of this Share Scheme, subject to this Share Scheme becoming binding on the Scheme Shareholders in accordance with section 411(4), 411(6) (if applicable) and 411(1) of the Corporations Act; and

	(e)	undertake all other actions attributed to it under this Share Scheme as if named as a party to this Share Scheme, subject to and in accordance with the provisions of this Share Scheme.

2.6	Spinco Deed Poll

Spinco has entered into the Spinco Deed Poll in favour of the Scheme Shareholders pursuant to which Spinco has covenanted to:

	(a)	accept the Spinco Scheme Transfer executed in favour of the Scheme Shareholders by Cerro, made in accordance with this Share Scheme;

	(b)	accept the transfer of the Spinout Assets in accordance with the Demerger Deed;

(c)

on the Capital Reduction Implementation Date use all reasonable efforts to satisfy the conditional admission of Spinco to the official list of the ASX (if granted) and for the quotation of Spinco Shares on the stock market conducted by the ASX;

(d)

comply with and be bound by all provisions of this Share Scheme, subject to this Share Scheme becoming binding on the Scheme Shareholders in accordance with section 411(4), 411(6) (if applicable) and 411(1) of the Corporations Act; and

	(e)	undertake all other actions attributed to it under this Share Scheme as if named as a party to this Share Scheme subject to and in accordance with the provisions of this Share Scheme.

2.7	Capital Reduction and Schemes

	(c)	The Capital Reduction Resolution is to be voted on by the Cerro Shareholders at a general meeting prior to the Scheme Meetings.

	(d)	The Schemes are conditional on the Capital Reduction Resolution being passed at that general meeting.

	(e)	The Capital Reduction is conditional on:

(i) Cerro Shareholders approving this Share Scheme at the Share Scheme Meeting; and

(ii) Cerro Optionholders approving the Option Scheme at the Option Scheme Meeting.

2.8	Obligations of Primero

This Share Scheme attributes actions to Primero but does not itself impose an obligation on Primero to perform those actions. Primero has agreed, by executing the Primero Deed Poll, to perform the actions attributed to it under this Share Scheme, including the obligation to pay the Acquisition Consideration to the Scheme Shareholders in accordance with this Share Scheme and the Primero Deed Poll.

2.9	Obligations of Spinco

This Share Scheme attributes actions to Spinco but does not itself impose an obligation on Spinco to perform those actions. Spinco has agreed, by executing the Spinco Deed Poll, to perform the actions attributed to it under this Share Scheme, including the obligation to accept the Spinco Scheme Transfer and register the transfer of the Spinco Shares from Cerro to the Scheme Shareholders in accordance with this Share Scheme and the Spinco Deed Poll.

3.	CONDITIONS PRECEDENT

3.1	Conditions

This Share Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)

all of the conditions set out in clause 3.1 of the Scheme Implementation Deed (other than the condition relating to Court approval of the Schemes), having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed (or having been deemed to be satisfied under clause 4 of the Scheme Implementation Deed) by to 8.00am on the Second Court Date;

(b)	the Scheme Implementation Deed not having been terminated in accordance with their respective terms by 8.00am on the Second Court Date;

(c)

approval of the Schemes by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act as are acceptable to Cerro and Primero;

(d)	such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Schemes, as are acceptable to Primero and Cerro; and

(e)

the orders of the Court made under section 411(4)(b) (and if applicable, section 411(6)) of the Corporations Act approving the Schemes coming into effect, pursuant to section 411(10) of the Corporations Act.

3.2	End Date

This Share Scheme will lapse and be of no further force or effect if:

(a) the Effective Date does not occur on or before the End Date; or

(b) the Scheme Implementation Deed is terminated in accordance with its terms,

unless Cerro and Primero otherwise agree in writing.

3.3	Certificate

At the hearing on the Second Court Date, Primero and Cerro will each provide to the Court certificates as required under clause 3.7 of the Scheme Implementation Deed, or such other evidence as the Court requests, confirming (in respect of matters within their respective knowledge) whether or not all of the conditions set out in clause 3.1 of the Scheme Implementation Deed have been satisfied or waived as at 8:00am on the Second Court Date.

3.4	Conclusive evidence

The giving of a certificate by Primero or Cerro under clause 3.3 will, in the absence of manifest error or a contradictory statement in the certificate given by any other, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in each certificate.

4.	IMPLEMENTATION OF THIS SHARE SCHEME

4.1	Lodgement of Court orders

As soon as practicable, but in any event no later than 10:00am on the first Business Day after the day on which the Court approves the Schemes or such later time as may be agreed between Cerro and Primero, Cerro must lodge with ASIC, in accordance with section 411(10) of the Corporations Act, office copies of the Court orders approving the Schemes.

4.2	Schemes effective on lodgement of Court orders

In accordance with the Corporations Act, the Court orders referred to in clause 4.1 are taken to have effect, on and from the date of lodgement or such earlier date as the Court determines and specifies in the orders.

4.3	Capital Reduction

On the Capital Reduction Implementation Date, Cerro must reduce its capital in accordance with the Capital Reduction Resolution.

4.4	Transfer of Spinco Scheme Shares

On the Capital Reduction Implementation Date, Cerro must:

(c)	execute the Spinco Scheme Transfer in favour of the Scheme Shareholders in accordance with the entitlements of the Scheme Shareholders to the Spinco Scheme Shares under this Share Scheme; and

(d)	deliver the Spinco Scheme Transfer to Spinco for registration.

4.5	Asset transfer

On the Asset Transfer Implementation Date, Cerro must transfer the Spinout Assets to Spinco in accordance with the Demerger Deed.

4.6	Transfer of Scheme Shares

On the Share Transfer Implementation Date:

(a)

subject to the payment of the Acquisition Consideration, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Share Transfer Implementation Date, will be transferred to Primero, without the need for any further act by any Scheme Shareholder (other than acts performed by Cerro as attorney and agent for the Scheme Shareholders under clause 10.7), by:

(i) Cerro delivering to Primero the duly completed Scheme Transfer, executed on behalf of the Scheme Shareholders by Cerro, for registration; and

(ii) Primero duly executing the Scheme Transfer, attending to the stamping of the Scheme Transfer (if required) and delivering it to Cerro for registration; and

(b)

as soon as practicable following receipt of the Scheme Transfer in accordance with clause 4.6(a)(ii), Cerro must enter, or procure the entry of, the name of Primero in the Cerro Register in respect of all the Scheme Shares transferred to Primero in accordance with this Share Scheme.

4.7	Entitlement to Acquisition Consideration

On the Share Transfer Implementation Date, in consideration for the transfer to Primero of the Scheme Shares in accordance with clause 4.6, each Scheme Shareholder will be entitled to receive the Acquisition Consideration in respect of their Scheme Shares in accordance with clause 6.

5.	TRANSFER OF SPINCO SHARES TO SCHEME SHAREHOLDERS

5.1	Transfer of Spinco Shares

Cerro must transfer to each Scheme Shareholder, other than Ineligible Foreign Shareholders, the Spinco Shares to which each such Scheme Shareholder is entitled.

5.2	Ineligible Foreign Shareholders

(a) Spinco has appointed the Sale Agent to conduct a sale facility on behalf of Ineligible Foreign Shareholders (Spinco Foreign Sale Facility).

(b)

Under the Spinco Foreign Sale Facility, Spinco will transfer to the Sale Agent with the Distribution Entitlement which would otherwise have been available for transfer to Ineligible Foreign Shareholders.

(c)

Once the transfer is made to the Sale Agent in accordance with clause 5.2(b) the Sale Agent will, within 50 Business Days of that transfer, sell the Spinco Shares and distribute the average proceeds of sale (after deduction of any applicable brokerage, taxes and charges) multiplied by the number of Spinco Shares to which that Foreign Scheme Shareholder would have been entitled but for this clause, to the Ineligible Foreign Shareholders, as soon as practicable after the sale.

(d) Spinco and the Sale Agent make no guarantee of the value that will be obtained by the Sale Agent for the Spinco Shares.

(e)

The Sale Agent’s obligations under this clause 5.2 will be deemed satisfied if the Sale Agent makes reasonable endeavours to sell the Spinco Shares at a price it considers reasonable (not acting unreasonably) having regard to the number of Spinco Shares and general market conditions at the time that the sale is made.

5.3	Dispatch of holding statements

On, or as soon as practicable after the Capital Reduction Implementation Date, Cerro must procure that Spinco, subject to 5.4 and in accordance with the Listing Rules, forwards to:

	(a)	the Scheme Shareholders, other than Ineligible Foreign Shareholders, CHESS holding statements for Spinco Shares to which the Scheme Shareholders are entitled under this Share Scheme; and

	(b)	the Sale Agent as nominee for and on behalf of the Ineligible Foreign Shareholders, CHESS holding statements for the Spinco Shares to which those shareholders are entitled under this Share Scheme,

(a)	by pre-paid post to their Registered Address as at the Record Date, unless that Scheme Shareholder has directed otherwise.

5.4	Joint holders

In the case of Scheme Shares held in joint names:

(a) any cheque required to be paid to Scheme Shareholders must be payable to the joint holders and be forwarded to the holder whose name appears first in the Cerro Register at the Record Date; and

(b)

CHESS holding statements for the Spinco Shares transferred or issued to Scheme Shareholders must be issued in the names of the joint holders and sent to the holder whose name appears first in the Cerro Register at the Record Date.

5.5	Spinco Shares

(a)

Each Scheme Shareholder who is entitled to receive Spinco Shares agrees to be bound by Spinco’s constitution and authorises Spinco to enter its name in the Spinco Register in respect of those Spinco Shares.

(b)

Each Scheme Shareholder shall be deemed to have irrevocably appointed Spinco and each of Spinco’s directors severally as the Scheme Shareholder’s attorney for the purpose of executing any form of application, letter of transmittal or other instruments or documents required to give full force and effect to this clause 5.5.

5.6	Fractional entitlements

(a) Subject to clauses 5.6(b) and 5.6(c), any entitlement of a Scheme Shareholder to a fraction of a Spinco Share:

(i) which is 0.5 or greater will be rounded up to the nearest whole number of Spinco Shares; and

(ii) which is less than 0.5 will be rounded down to the nearest whole number of Spinco Shares.

(b)

If Cerro reasonably believes that a Scheme Shareholder has, on or before the Record Date, dealt with the Scheme Shares (including splitting or dividing a holding) since the date of the Scheme Implementation Deed in an attempt to obtain an advantage by reference to the rounding which would, but for this clause apply in the calculation of that Scheme Shareholders’ entitlements to the Spinco Shares, then any resulting fractional entitlement will be aggregated and such aggregate entitlement rounded in accordance with clause 5.6(a).

(c)

Despite clause 5.6(a), if a Scheme Shareholder is entitled to a fraction of a Spinco Share, Cerro may round that fractional entitlement to the next highest or lowest whole number of Spinco Shares, if Cerro considers that necessary or appropriate to ensure that the total number of Spinco Shares transferred to Scheme Shareholders is equal to the total number of Spinco Shares held by Cerro.

6.	ACQUISITION CONSIDERATION

6.1	Provision of the Acquisition Consideration

Primero’s obligation to provide the Acquisition Consideration will be satisfied by:

	(a)	Primero entering into the Primero Register on the Share Transfer Implementation Date:

		(i)	each Scheme Shareholder, other than Ineligible Foreign Shareholders, in respect of the New Primero Shares to which each Scheme Shareholder is entitled; and

		(ii)	the Sale Agent, as nominee for and on behalf of, the Ineligible Foreign Shareholders, in respect of the New Primero Shares to which each Scheme Shareholder is entitled;

(b)

as soon as practicable after the Share Transfer Implementation Date, subject to any specific requirements under the Share Scheme in relation to joint holders and in accordance with the Listing Rules, Primero forwarding to:

		(i)	those Scheme Shareholders with a registered address in Australia or New Zealand, CHESS holding statements for New Primero Shares to which the Scheme Shareholders are entitled under the Share Scheme;

		(ii)	those Scheme Shareholders with a registered address in Canada a New Primero Share certificate or other evidence of ownership by electronic registration or book entry; and

		(iii)	the Sale Agent as nominee for and on behalf of the Ineligible Foreign Shareholders, holding statements for the New Primero Shares to which those shareholders are entitled to under the Share Scheme,

(b)	by pre-paid post to their Registered Address as at the Record Date, unless that Scheme Shareholder has directed otherwise.

6.2	Ineligible Foreign Shareholders

	(a)	Primero has appointed the Sale Agent to conduct a sale facility on behalf of Ineligible Foreign Shareholders (Primero Foreign Sale Facility).

(b)

Under the Primero Foreign Sale Facility, Primero will issue the Sale Agent with the Acquisition Consideration which would otherwise have been available for subscription by Ineligible Foreign Shareholders and Small Lot Scheme Shareholders.

(c)

Once the issue is made to the Sale Agent in accordance with clause 6.2(b), the Sale Agent will, within 15 Business Days of that issue, sell the New Primero Shares and distribute the average proceeds of sale (after deduction of any applicable brokerage, taxes and charges) multiplied by the number of New Primero Shares to which that Foreign Scheme Shareholder or Small Lot Scheme Shareholder would have been entitled but for this clause, to the Ineligible Foreign Shareholders and Small Lot Scheme Shareholders, as soon as practicable after the sale.

	(d)	Primero and the Sale Agent make no guarantee of the value that will be obtained by the Sale Agent for the New Primero Shares.

(e)

The Sale Agent’s obligations under this clause 6.2 will be deemed satisfied if the Sale Agent makes reasonable endeavours to sell the New Primero Shares at a price it considers reasonable (not acting unreasonably) having regard to the number of New Primero Shares and general market conditions at the time that the sale is made.

6.3	Joint holders

In the case of Scheme Shares held in joint names:

(a)	the Acquisition Consideration will be provided by the relevant New Primero Shares being issued to and registered in the names of the joint holders; and

(b)	any other document required to be sent under this Share Scheme will be forwarded to the holder whose name appears first in the Cerro Register as at the Record Date.

6.4	Issue and trading of Primero Shares

	(a)	The New Primero Shares allotted and issued to the Scheme Shareholders will rank equally in all respects with all other Primero Shares.

(b)

Each Scheme Shareholder who is entitled to receive New Primero Shares agrees to be bound by Primero’s constitution (or equivalent document) and authorises Primero to enter its name in the Primero Register in respect of those New Primero Shares.

(c)

Each Scheme Shareholder shall be deemed to have irrevocably appointed Primero and each of Primero’s directors severally as the Scheme Shareholder’s attorney for the purpose of executing any form of application, letter of transmittal or other instruments or documents required to give full force and effect to this clause 6.4.

6.5	Fractional entitlements

	(a)	Subject to clause 6.5(b), any entitlement of a Scheme Shareholder to a fraction of a New Primero Share:

		(i)	which is 0.5 or greater will be rounded up to the nearest whole number of Primero Shares; and

		(ii)	which is less than 0.5 will be rounded down to the nearest whole number of Primero Shares.

(b)

If Cerro reasonably believes that a Scheme Shareholder has, on or before the Record Date, dealt with the Scheme Shares (including splitting or dividing a holding) since the date of the Scheme Implementation Deed in an attempt to obtain an advantage by reference to the rounding which would, but for this clause apply in the calculation of that Scheme Shareholders’ entitlements to the New Primero Shares, then any resulting fractional entitlement will be aggregated and such aggregate entitlement rounded in accordance with clause 6.5 (a).

7.	PROVISION OF SCHEME SHAREHOLDER INFORMATION TO PRIMERO

As soon as practicable after the close of registers on the Record Date, Cerro must give Primero:

(a)	the names and addresses shown in the Cerro Register of all Scheme Shareholders;

(b)	the number of Scheme Shares held by each Scheme Shareholder at such date; and

(c)

such other information as is set out in the Cerro Register that Primero may reasonably require to comply with its obligations under the Scheme Implementation Deed, the Primero Deed Poll, the Demerger Deed and this Share Scheme.

8.	DEALINGS IN SHARES

8.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in the Shares or other alterations to the Cerro Register will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Cerro Register as the holder of the relevant Shares by the Record Date; and

(b)

in all other cases, registrable transfers or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received at the place where the Cerro Register is kept by the Record Date, and Cerro will not accept for registration, or recognise for any purpose (except a transfer to Primero in accordance with this Share Scheme and any subsequent transfer by Primero or its successors in title), any transfer or transmission application or request in respect of Shares received after such times, or received prior to such times but not in registrable or actionable form.

8.2	Register

(a)

Cerro must register registrable transmission applications or transfers of the Scheme Shares in accordance with clause 8.1(b) on or before the Record Date, however nothing in this clause 8.2(a) requires Cerro to register a transfer that would result in a Cerro Shareholder holding a parcel of Shares that is less than a ‘marketable parcel’ (and for the purposes of this clause 8.2(a), ‘marketable parcel’ has the meaning given in the Operating Rules of the ASX).

(b)

If this Share Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or purport or agree to dispose of, any Scheme Shares or any interests in them after the Record Date in any way except as set out in this Share Scheme and any such disposal will be void and have no legal effect whatsoever.

(c)

For the purpose of determining entitlements under this Share Scheme, Cerro must maintain the Cerro Register in accordance with the provisions of this clause 8.2until those entitlements have been given to the Scheme Shareholders. The Cerro Register in this form will solely determine entitlements to the Acquisition Consideration and the Distribution Entitlement.

(d)

Subject to the provision of the Acquisition Consideration and the Distribution Entitlement as provided for under this Share Scheme, and the registration of the transfer to Primero contemplated under clauses 4.6, all statements of holding for Shares (other than statements of holding in favour of Primero) will cease to have effect after the Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Cerro Register (other than entries on the Cerro Register in respect of Primero) will cease to have effect except as evidence of entitlement to the Acquisition Consideration and the Distribution Entitlement in respect of the Shares relating to that entry.

9.	QUOTATION OF CERRO SHARES

9.1	Suspension of trading

Cerro will apply to ASX and TSX-V to suspend trading on the ASX and TSX-V in the Shares with effect from the close of trading on the Effective Date.

9.2	Cerro to apply for termination of quotation of Shares

After the Share Transfer Implementation Date, on a Business Day determined by Primero, Cerro will apply:

(a) for termination of the official quotation of Shares on the ASX and TSX-V; and

(b) to have itself removed from the official lists of the ASX and TSX-V,

with effect on and from that date or as soon as practicable thereafter.

10.	GENERAL SCHEME PROVISIONS

10.1	Scheme alterations and conditions

If the Court proposes to approve this Share Scheme subject to any alterations or conditions:

(a) Cerro may by its counsel, but subject to the prior approval of Primero (in its absolute discretion), consent on behalf of all persons concerned to those alterations or conditions; and

(b)	each Scheme Shareholder agrees to any such alternations or conditions which counsel for Cerro has consented to.

10.2	Agreements and warranties by Scheme Shareholders

	(a)	Each Scheme Shareholder agrees to:

		(i)	accept the Spinco Shares, together with all rights and entitlements attaching to those Spinco Shares;

(ii)

accept the Primero Shares, together with all rights and entitlements attaching to those Primero Shares, as full and final consideration for transferring their Scheme Shares to Primero in accordance with this Share Scheme;

		(iii)	the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to Primero, in accordance with this Share Scheme; and

		(iv)	the variation, cancellation or modification of the rights attached to their Shares constituted by or resulting from this Share Scheme.

(b)

Each Scheme Shareholder is taken to have warranted to Cerro and Primero, and appointed and authorised Cerro as its attorney and agent to warrant to Primero, that all their Shares (including any rights and entitlements attaching to the Shares) which are transferred under this Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the PPSA) and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer the Scheme Shares to Primero together with any rights attaching to the Scheme Shares.

	(c)	Cerro undertakes that it will provide such warranty to Primero as agent and attorney of each Scheme Shareholder.

10.3	Warranty by Cerro

(a)

Cerro warrants to each Scheme Shareholder that all Spinco Shares (including any rights and entitlements attaching to the Spinco Shares) which are transferred to them under this Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the PPSA) and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that Cerro has full power and capacity to transfer the Spinco Shares to the Scheme Shareholders together with any rights attaching to the Spinco Shares.

10.4	Title to and rights in Spinco Scheme Shares

(a)

To the extent permitted by law, the Spinco Scheme Shares (including all rights and entitlements attaching to the Spinco Scheme Shares), transferred under this Share Scheme to the Scheme Shareholders will, at the time of transfer of them to the Scheme Shareholders, vest in the Scheme Shareholders free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the PPSA) and interests of third parties of any kind, whether legal or otherwise and free from any restrictions on transfer of any kind.

(b)

Immediately upon this Share Scheme becoming Effective, the Scheme Shareholders will be beneficially entitled to have the Spinout Scheme Shares transferred to them under this Share Scheme pending registration by Spinco of the Scheme Shareholders in the Spinco Register as the holder of the Spinco Scheme Shares.

10.5	Title to and rights in Scheme Shares

(a)

To the extent permitted by law, the Scheme Shares (including all rights and entitlements attaching to the Scheme Shares), transferred under this Share Scheme to Primero will, at the time of transfer of them to Primero, vest in Primero free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the PPSA) and interests of third parties of any kind, whether legal or otherwise and free from any restrictions on transfer of any kind.

(b)

Immediately upon the provision of the Acquisition Consideration in the manner contemplated by clause 6, Primero will be beneficially entitled to the Scheme Shares to be transferred to it under this Share Scheme pending registration by Cerro of Primero in the Cerro Register as the holder of the Scheme Shares.

10.6	Appointment of sole proxy

Immediately upon the provision of the Acquisition Consideration in the manner contemplated by clause 6, and until Cerro registers Primero as the holder of all Scheme Shares in the Cerro Register, each Scheme Shareholder:

(a)

is deemed to have appointed Primero as attorney and agent (and directed Primero in each such capacity) to appoint any director, officer, secretary or agent nominated by Primero as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders’ resolution;

(b) undertakes not to attend or vote at any of the shareholders meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 10.6);

(c) must take all other actions in the capacity of a registered holder of the Scheme Shares as Primero reasonably directs; and

(d)

acknowledges and agrees that in exercising the powers referred to in clause 10.6(a), Primero and any director, officer, secretary or agent nominated by Primero under clause 10.6(a) may act in the best interests of Primero as the intended registered holder of the Scheme Shares.

10.7	Authority given to Cerro

Each Scheme Shareholder, without the need for any further act on the Effective Date irrevocably appoints Cerro and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of:

(a)

enforcing the Primero Deed Poll against Primero, and Cerro undertakes in favour of each Scheme Shareholder that it will enforce the Primero Deed Poll against Primero on behalf of and as agent and attorney for the Scheme Shareholders;

(b)

enforcing the Spinco Deed Poll against Spinco, and Cerro undertakes in favour of each Scheme Shareholder that it will enforce the Spinco Deed Poll against Spinco on behalf of and as agent and attorney for the Scheme Shareholders; and

(c)

executing any document or doing or taking any other act, necessary, desirable or expedient to give effect to this Share Scheme and the transactions contemplated by it, including (without limitation) executing the Scheme Transfer and Spinco Scheme Transfer, and Cerro accepts each such appointment. Cerro, as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 10.7 to all or any of its directors, officers or employees (jointly, severally or jointly and severally).

10.8	Binding effect of Share Scheme

This Share Scheme binds Cerro and all Cerro Shareholders from time to time (including those who did not attend the meeting of Cerro Shareholders to vote on this Share Scheme, did not vote at that meeting, or voted against this Share Scheme at that meeting) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Cerro.

11.	CONSENT

Each of the Scheme Shareholders consents to Cerro doing all things necessary or incidental to the implementation of this Share Scheme.

12.	NOTICES

(a)

Where a notice, transfer, transmission application, direction or other communication referred to in this Share Scheme is sent by post to Cerro, it will be deemed to be received on the date (if any) on which it is actually received at Cerro's registered office and on no other date.

(b)

The accidental omission to give notice of the Share Scheme Meeting or the non-receipt of such notice by a Cerro Shareholder will not, unless so ordered by the Court, invalidate the Share Scheme Meeting or the proceedings of the Share Scheme Meeting.

13.	FURTHER ASSURANCES

Cerro must do all things and execute all documents necessary to give full effect to this Share Scheme and the transactions contemplated by it.

14.	GOVERNING LAW AND JURISDICTION

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Queensland.

(b)

The parties to this Share Scheme irrevocably and unconditionally submit to the non-exclusive jurisdiction of the Court and the courts of Queensland and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

Part 2 - Option Scheme

BETWEEN

CERRO RESOURCES NL ACN 006 381 684 of Ground Floor, 139 Coronation Drive, Milton QLD 4064 (Cerro);

AND

EACH SCHEME OPTIONHOLDER

AGREED TERMS

1.	DEFINED TERMS & INTERPRETATION

1.1	Defined terms

In this document, unless the context requires otherwise, the following words and phrases have the meaning given:

Acquisition	the acquisition by Primero of all of the Scheme Shares.

Acquisition Consideration	in respect of each Scheme Share held by a Scheme Shareholder at the Record Date, 0.023 Primero Shares.

Amended Option	a Scheme Option varied in accordance with the terms of this Option Scheme.

ASIC	the Australian Securities and Investments Commission.

Asset Transfer Implementation Date	the fourth Business Day after the Record Date, or such other date the parties agree.

ASX	ASX Limited (ABN 98 008 624 691) or, if the context requires, the financial market operated by it.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Brisbane, Australia.

Capital Reduction	an equal reduction of the share capital of Cerro constituted by the distribution in-specie of all the issued shares in Spinco to Scheme Shareholders, as set out in the Demerger Deed.

Capital Reduction Resolution	an ordinary resolution to approve the Capital Reduction pursuant to section 256C(1) of the Corporations Act.

Cerro Board	the board of directors of Cerro.

Cerro del Gallo Allocated Cash	all:

a) cash on hand of the Cerro Group as at the date of the Scheme Implementation Deed; and

       b)        cash receipts of the Cerro Group (excluding the Mexican VAT refund referred to in the definition of “Spinout Allocated Cash”) since the date of the Scheme
                   Implementation Deed to and including the Asset Transfer Implementation Date.

Cerro del Gallo Entities

Cerro, Administracion Integral Ceresour SA de CV and Cerro San Anton Pty Ltd, San Anton Resources Corporation Inc, Kings San Anton SA de CV, San Anton de las Minas SA de CV and San Anton de Oro SA de CV.

Cerro Group	Cerro and each of its Subsidiaries and a reference to a “Cerro Group Member” or a “member of the Cerro Group” is to Cerro or any of its Subsidiaries.

Cerro Optionholder	a person who is registered as the holder of an Option.

Cerro Register	the register of Shares maintained by Cerro pursuant to the Corporations Act.

Cerro Shareholder	each person who is registered in the Cerro Register as a holder of Shares.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

Corporations Act	the Corporations Act 2001 (Cth).

Court	has the meaning given to it under section 58AA(1) of the Corporations Act.

Deed Polls	the Primero Deed Poll and the Spinco Deed Poll.

Demerger Deed	the deed between Cerro, Spinco and Primero dated on or around the same date as the Scheme Implementation Deed, which sets out how the Spinout, Capital Reduction and Subscription will occur.

Distribution Entitlement

in relation to a Scheme Shareholder, the total number of Spinco Shares allocated to that Scheme Shareholder (in accordance with the Capital Reduction Resolution), in respect of the Scheme Shares held by the Scheme Shareholder at the Record Date.

Effective

when used in relation to this Option Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Option Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date	with respect to this Option Scheme, means the date on which this Option Scheme becomes Effective.

End Date	a) 30 June 2013; or

b) such later date and time agreed in writing between Primero and Cerro.

Ineligible Foreign Shareholder

a Scheme Shareholder whose address shown in the Cerro Share Register is a place outside Australia and its external territories, New Zealand, Canada and the United States of America and to whom the Cerro Board has determined that it would be unlawful or not justifiable to offer the Acquisition Consideration.

New Primero Shares	common shares in the capital of Primero to be issued under the Acquisition.

NYSE	the New York Stock Exchange.

Option	an option to acquire unissued Shares.

Option Register	the register of Options maintained by Cerro prior to the Effective Date pursuant to the Corporations Act, and maintained by Primero after such Effective Date in accordance with applicable laws.

Options Scheme

this scheme of arrangement between Cerro and the Cerro Optionholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Cerro and Primero.

Option Scheme Implementation Date	the fifth Business Day after the Record Date, or such other date the parties agree.

Primero	Primero Mining Corp.

Primero Deed Poll	the deed poll executed by Primero, in the form set out in Annexure 5 of the Scheme Implementation Deed.

Primero Register	The register of members of Primero maintained pursuant to applicable law.

Primero Shares	the fully paid common shares in Primero.

Proposed Transaction	the proposed:

c) Spinout; and

d) Acquisition.

Record Date	in respect of this Option Scheme, 5.00pm on the fifth Business Day (or such other Business Day as the parties agree in writing) following the Effective Date.

Registered Address	in relation to a Cerro Optionholder, the address shown in the Option Register in respect of that Cerro Optionholder as at the Record Date.

Scheme Implementation Deed	the scheme implementation agreement dated 13 December 2012 between Cerro and Primero relating to the implementation of the Schemes.

Schemes	the Share Scheme and the Option Scheme.

Scheme Meetings	the two separate meetings of:

a) Cerro Shareholders to consider and approve the Share Scheme (Share Scheme Meetings); and

b) Cerro Optionholders to consider and approve the Option Scheme (Option Scheme Meetings),

ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Options	the Options on issue on the Record Date.

Scheme Optionholder	each person registered in the Option Register as the holder of Scheme Options as at the Record Date.

Scheme Securityholder	the holder of a Scheme Share or Scheme Option.

Scheme Shares	the Shares on issue on the Record Date.

Scheme Shareholder	each person registered in the Cerro Register as the holder of Scheme Shares as at the Record Date, excluding the Ineligible Foreign Shareholders (as the context requires).

Second Court Date

the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard.

Share	a fully paid ordinary share in the capital of Cerro.

Share Scheme

the scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Cerro and Cerro Shareholders, to give effect to the Proposed Transaction subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Cerro and Primero.

Spinco	the newly incorporated entity to which the Spinout Assets are to be transferred.

Spinco Allocated Cash	the amount of the Mexican tax refund (if any) received by the Cerro Group relating to Namiquipa or Espiritu Santo.

Spinco Deed Poll	the deed poll executed by Spinco, in the form set out in Annexure 6 of the Scheme Implementation Deed.

Spinco Shares	fully paid ordinary shares in Spinco.

Spinout	the in-specie distribution of Spinco Shares to the Scheme Shareholders and the transfer of the Spinout Assets to Spinco.

Spinout Assets	all entities and assets of the Cerro Group other than:

e) the Cerro del Gallo Entities; and

f) Cerro del Gallo Allocated Cash.

Subscription	the subscription by Primero of the new Spinco Shares in accordance with the Demerger Deed.

Subsidiary	has the meaning given to that term in section 46 of the Corporations Act.

TSX	the Toronto Stock Exchange.

TSX-V	the TSX Venture Exchange.

1.2	Interpretation

In this document:

(a)	headings are for convenience and do not affect interpretation; and

unless expressly provided otherwise:

(b)	the singular includes the plural and vice versa;

(c)	words denoting any gender include all genders;

(d)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(e)	a reference to a party, clause, paragraph, schedule or annexure is a reference to a party, clause, paragraph, schedule or annexure of this document;

(f)	terms that are defined in the Corporations Act and that are used in this document, have the meaning given in the Corporations Act;

(g)	a reference to this document includes any schedules or annexures;

(h)	a reference to any document or agreement includes a reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(i)	a reference to “$”, “A$”, “AUD” or “dollar” is a reference to Australian currency;

(j)	a reference to a time is a reference to the time in Brisbane, Queensland, Australia;

(k)	a reference to a party includes its executors, administrators, successors, substitutes (including persons taking by novation) and permitted assigns;

(l)	a reference to writing includes any method of representing words, figures or symbols in a permanent and visible form;

(m)	words and expressions denoting natural persons include bodies corporate, partnerships, associations, firms, governments and governmental authorities and agencies and vice versa; and

(n)	a reference to any legislation or to any provision of any legislation includes:

(i) any modification or re-enactment of the legislation;

(ii) any legislation provision substituted for, and all legislation, statutory instruments and regulations issued under, the legislation or provision; and

(iii) where relevant, corresponding legislation in any Australian State or Territory.

2.	PRELIMINARY

2.1	Cerro

	(a)	Cerro is a public company incorporated in Australia. It is a no liability company. It has its registered office at Ground Floor, 139 Coronation Drive, Milton QLD 4064.

	(b)	Cerro is admitted to the official list of ASX and TSX-V and the Shares are quoted on the ASX and TSX-V. The Options are not quoted.

	(c)	As at the date of this Option Scheme, Cerro had the following securities on issue:

(i) 781,904,123 Shares; and

(ii) 46,925,000 Options which collectively are capable of being converted into 46,925,000 Shares.

2.2	Primero

	(a)	Primero is incorporated under the British Columbia Business Corporations Act, with its principal executive offices at Suite 2301, 20 Queen Street West, Toronto, Ontario, M5H 3R3.

	(b)	Primero is listed on the TSX and NYSE.

2.3	Background

	(a)	Cerro has agreed to propose the:

(i) Capital Reduction and the Share Scheme to the Cerro Shareholders; and

(ii) Option Scheme to the Cerro Optionholders.

(b)	Subject to the Schemes becoming Effective:

	(i)	Cerro will make the Distribution Entitlement to the Scheme Shareholders pursuant to the Capital Reduction;

	(ii)	Cerro will transfer the Spinout Assets to Spinco in accordance with the Demerger Deed;

	(iii)	Primero will acquire all of the Scheme Shares;

	(iv)	Primero will issue to the Scheme Shareholders the Acquisition Consideration;

	(v)	each Scheme Option will be varied as set forth in this Option Scheme; and

	(vi)	Cerro will issue the Spinco Shares to Primero pursuant to the Subscription and otherwise pursuant to the terms of the Demerger Deed.

2.4	Primero Deed Poll

Primero has entered into the Primero Deed Poll in favour of the Scheme Securityholders pursuant to which Primero has covenanted to (amongst other things):

	(a)	issue the Acquisition Consideration to the Scheme Shareholders in accordance with the provisions of the Share Scheme;

	(b)	comply with the terms of the Amended Options and issue Primero Shares on exercise thereof, in accordance with the terms of such Amended Options;

	(c)	comply with its obligations under the Scheme Implementation Deed;

(d)

comply with and be bound by all provisions of this Option Scheme, subject to this Option Scheme becoming binding on the Scheme Optionholders in accordance with section 411(4), 411(6) (if applicable) and 411(1) of the Corporations Act; and

	(e)	undertake all other actions attributed to it under this Option Scheme as if named as a party to this Option Scheme, subject to and in accordance with the provisions of this Option Scheme.

2.5	Capital Reduction and Schemes

(a)	The Capital Reduction Resolution is to be voted on by the Cerro Shareholders at a general meeting prior to the Scheme Meetings.

(b)	The Schemes are conditional on the Capital Reduction Resolution being passed at that general meeting.

(c)	The Capital Reduction is conditional on:

(i) Cerro Shareholders approving the Share Scheme at the Share Scheme Meeting; and

(ii) Cerro Optionholders approving this Option Scheme at the Option Scheme Meeting.

2.6	Obligations of Primero

This Option Scheme attributes actions to Primero but does not itself impose an obligation on Primero to perform those actions. Primero has agreed, by executing the Primero Deed Poll, to perform the actions attributed to it under this Option Scheme, including the obligation to issue New Primero Shares to the Scheme Optionholders on the exercise by the Scheme Optionholders of the Amended Options, in accordance with this Option Scheme.

3.	CONDITIONS PRECEDENT

3.1	Conditions

This Option Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)

all of the conditions set out in clause 3.1 of the Scheme Implementation Deed (other than the condition relating to Court approval of the Schemes), having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed (or having been deemed to be satisfied under clause 4 of the Scheme Implementation Deed) by to 8.00am on the Second Court Date;

(b)	the Scheme Implementation Deed not having been terminated in accordance with their respective terms by 8.00am on the Second Court Date;

(c)

approval of the Schemes by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act as are acceptable to Cerro and Primero;

(d)	such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Schemes, as are acceptable to Primero and Cerro; and

(e)

the orders of the Court made under section 411(4)(b) (and if applicable, section 411(6)) of the Corporations Act approving the Schemes coming into effect, pursuant to section 411(10) of the Corporations Act.

3.2	End Date

This Option Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Scheme Implementation Deed is terminated in accordance with its terms,

unless Cerro and Primero otherwise agree in writing.

3.3	Certificate

At the hearing on the Second Court Date, Primero and Cerro will each provide to the Court certificates as required under clause 3.7 of the Scheme Implementation Deed, or such other evidence as the Court requests, confirming (in respect of matters within their respective knowledge) whether or not all of the conditions set out in clause 3.1 of the Scheme Implementation Deed have been satisfied or waived as at 8:00am on the Second Court Date.

3.4	Conclusive evidence

The giving of a certificate by Primero or Cerro under clause 3.3 will, in the absence of manifest error or a contradictory statement in the certificate given by any other, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in each certificate.

4.	IMPLEMENTATION OF THIS OPTION SCHEME

4.1	Lodgement of Court orders

As soon as practicable but in any event, no later than 10:00am on the first Business Day after the day on which the Court approves the Schemes or such later time as may be agreed between Cerro and Primero, Cerro must lodge with ASIC, in accordance with section 411(10) of the Corporations Act, office copies of the Court orders approving the Schemes.

4.2	Schemes effective on lodgement of Court orders

In accordance with the Corporations Act, the Court orders referred to in clause 4.1 are taken to have effect, on and from the date of lodgement or such earlier date as the Court determines and specifies in the orders.

4.3	Variation of Scheme Options

On the Option Scheme Implementation Date, each Scheme Option will be varied into an in accordance with Annexure A.

5.	AMENDED OPTIONS

5.1	Primero’s Obligations

Primero’s obligation in relation to the Amended Options will be as follows:

(a) Primero will maintain the Option Register delivered to it pursuant to clause 6; and

(b)

on the valid exercise of any Amended Option by any Scheme Optionholder, Primero will issue New Primero Shares to that Scheme Optionholder in accordance with the terms of such Amended Option and this Option Scheme.

5.2	Joint holders

In the case of Scheme Options held in joint names, any document required to be sent under this Option Scheme will be forwarded to the holder whose name appears first in the Option Register as at the Record Date.

5.3	Issue and trading of Primero Shares

(a) The New Primero Shares allotted and issued to any Scheme Optionholder upon the valid exercise of an Amended Option, will rank equally in all respects with all other Primero Shares.

(b)

Each Scheme Optionholder agrees to be bound by Primero’s constitution (or equivalent document) and authorises Primero to record any relevant information regarding such Scheme Optionholder in Primero Register in respect of the entitlement to New Primero Shares.

(c)

Each Scheme Optionholder shall be deemed to have irrevocably appointed Primero and each of Primero’s directors severally as the Scheme Optionholder’s attorney for the purpose of executing any form of application, letter of transmittal or other instruments or documents required to give full force and effect to this clause 6.4.

6.	PROVISION OF SCHEME OPTIONHOLDER INFORMATION TO PRIMERO

As soon as practicable after the close of registers on the Record Date, Cerro must deliver to Primero:

	(a)	the Option Register; and

	(b)	such other information that Primero may reasonably require to comply with its obligations under the Scheme Implementation Deed, the Primero Deed Poll and this Option Scheme.

7.	DEALINGS IN OPTIONS

7.1	Determination of Scheme Optionholders

To establish the identity of the Scheme Optionholders, dealings in the Options or other alterations to the Option Register will only be recognised if registrable transfers or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received at the place where the Option Register is kept as of the Record Date, and Cerro will not accept for registration, or recognise for any purpose (except a transfer to Primero in accordance with this Option Scheme and any subsequent transfer by Primero or its successors in title), any transfer or transmission application or request in respect of Options received after such times, or received prior to such times but not in registrable or actionable form.

7.2	Register

(a)

Cerro must register registrable transmission applications or transfers of the Scheme Options in accordance with clause 8.1 on or before the Record Date, however nothing in this clause 8.2(a) requires Cerro to register a transfer that would result in a Scheme Optionholder holding a parcel of Options that is less than a ‘marketable parcel’ (and for the purposes of this clause 8.2(a), ‘marketable parcel’ has the meaning given in the Operating Rules of the ASX).

(b)

If this Option Scheme becomes Effective, a holder of Scheme Options (and any person claiming through that holder) must not dispose of or purport or agree to dispose of, any Scheme Options or any interests in them after the Record Date in any way except as set out in this Option Scheme and any such disposal will be void and have no legal effect whatsoever.

(c)

For the purpose of determining entitlements under this Option Scheme, Cerro must maintain the Option Register in accordance with the provisions of this clause 8.2 until those entitlements have been given to the Scheme Optionholders. The Option Register in this form will solely determine entitlements in respect of the Amended Options.

(d)

Subject to the provision of the Amended Options as provided for under this Option Scheme, all statements of holding for Options will cease to have effect after the Record Date as documents of title in respect of those options and, as from that date, each entry current at that date on the Option Register will cease to have effect except as evidence of entitlement to the Amended Options in respect of the Scheme Options relating to that entry.

8.	GENERAL SCHEME PROVISIONS

8.1	Option Scheme alterations and conditions

If the Court proposes to approve this Option Scheme subject to any alterations or conditions:

(a) Cerro may by its counsel, but subject to the prior approval of Primero (in its absolute discretion), consent on behalf of all persons concerned to those alterations or conditions; and

(b) each Scheme Optionholder agrees to any such alternations or conditions which counsel for Cerro has consented to.

8.2	Agreements and warranties by Scheme Optionholders

Each Scheme Optionholder agrees to have their Scheme Options varied as set forth in this Option Scheme, as full and final consideration under this Option Scheme.

8.3	Authority given to Cerro

Each Scheme Optionholder, without the need for any further act on the Effective Date irrevocably appoints Cerro and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of:

(a)

enforcing the Primero Deed Poll against Primero, and Cerro undertakes in favour of each Scheme Optionholder that it will enforce the Primero Deed Poll against Primero on behalf of and as agent and attorney for the Scheme Optionholders; and

(b) executing any document or doing or taking any other act, necessary, desirable or expedient to give effect to this Option Scheme and the transactions contemplated by it,

and Cerro accepts each such appointment. Cerro, as attorney and agent of each Scheme Optionholder, may sub-delegate its functions, authorities or powers under this clause 10.7 to all or any of its directors, officers or employees (jointly, severally or jointly and severally).

8.4	Binding effect of Option Scheme

This Option Scheme binds Cerro and all Cerro Optionholders from time to time (including those who did not attend the meeting of Cerro Optionholders to vote on this Option Scheme, did not vote at that meeting, or voted against this Option Scheme at that meeting) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Cerro.

9.	CONSENT

Each of the Scheme Optionholders consents to Cerro doing all things necessary or incidental to the implementation of this Option Scheme.

10.	NOTICES

(a)

Where a notice, transfer, transmission application, direction or other communication referred to in this Option Scheme is sent by post to Cerro, it will be deemed to be received on the date (if any) on which it is actually received at Cerro's registered office and on no other date.

(b)

The accidental omission to give notice of the Option Scheme Meeting or the non-receipt of such notice by a Cerro Optionholder will not, unless so ordered by the Court, invalidate the Option Scheme Meeting or the proceedings of the Option Scheme Meeting.

11.	FURTHER ASSURANCES

Cerro must do all things and execute all documents necessary to give full effect to this Option Scheme and the transactions contemplated by it.

12.	GOVERNING LAW AND JURISDICTION

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Queensland.

(b)

The parties to this Option Scheme irrevocably and unconditionally submit to the non-exclusive jurisdiction of the Court and the courts of Queensland and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

ANNEXURE A – AMENDED OPTIONS

The terms of the Scheme Options will be varied as follows :

1.	The number of New Primero Shares that each Scheme Option will entitled to on exercise of the Scheme Options will be calculated using the following formula:

Number of Scheme Options multiplied by 0.023 (rounded to the nearest whole number)

2.	The exercise price for each Scheme Option will be calculated using the following formula:

Cerro Option exercise price divided by 0.023

3.

In the case of Scheme Options issued pursuant to the Cerro Executive and Staff Option Plan, such Scheme Options shall not lapse on cessation of a Scheme Optionholder’s employment with the Cerro Group (other than as a result of termination for cause).

4.

Upon exercise of a Scheme Option, if a Scheme Optionholder would be an Ineligible Foreign Shareholder then the Primero Shares issued upon exercise shall be dealt with by a Sale Agent in a similar manner to the Sale Facility under the Share Scheme.

Except as varied in accordance with this Option Scheme, all other terms and conditions under which the Scheme Options were issued to the Scheme Optionholders and which attach to the Scheme Options, remain valid and current.

Annexure 3

Option Scheme — Amended Options

The terms of the Scheme Options will be varied as follows :

1.	The number of New Primero Shares that each Scheme Option will entitled to on exercise of the Scheme Options will be calculated using the following formula:

Number of Scheme Options multiplied by 0.023 (rounded to the nearest whole number)

2.	The exercise price for each Scheme Option will be calculated using the following formula:

Cerro Option exercise price divided by 0.023

3.

In the case of Scheme Options issued pursuant to the Cerro Executive and Staff Option Plan, such Scheme Options shall not lapse on cessation of a Scheme Optionholder’s employment with the Cerro Group (other than as a result of termination for cause).

4.

Upon exercise of a Scheme Option, if a Scheme Optionholder would be an Ineligible Foreign Shareholder then the Primero Shares issued upon exercise shall be dealt with by a Sale Agent in a similar manner to the Sale Facility under this Deed.

Except as varied in accordance with this Deed, all other terms and conditions under which the Scheme Options were issued to the Scheme Optionholders and which attach to the Scheme Options, remain valid and current.

Annexure 4

Key terms of the Sale Facility

Key Terms of the Sale Facility

1.

Primero shall appoint a Sale Agent to sell the New Primero Shares (as nominee for the Scheme Shareholders or Scheme Optionholders) that would be issued to or for the account of Ineligible Foreign Shareholders, Small Lot Scheme Shareholders and Ineligible Foreign Optionholders. Any New Primero Shares to be sold under the Sale Facility will be issued for the account of and will be held by the Sale Agent as nominee in trust for the Scheme Shareholder or Scheme Optionholder, as the case may, who are the beneficial owners thereof.

2.

The New Primero Shares that are sold under the Sale Facility may be pooled by the Sale Agent. Proceeds from the sale of all New Primero Shares under the Sale Facility are to be pooled and Ineligible Foreign Shareholders, Small Lot Scheme Shareholders and Ineligible Foreign Optionholders will receive their share of net proceeds after deductions for any applicable taxes, charges and currency conversion costs (sale proceeds under the Sale Facility will be in Canadian dollars and will be converted into Australian dollars prior to distribution to Ineligible Foreign Shareholders, Small Lot Scheme Shareholders and Ineligible Foreign Optionholders).

3.	No brokerage will be charged to Ineligible Foreign Shareholders, Small Lot Scheme Shareholders and Ineligible Foreign Optionholders who are entitled to participate in the Sale Facility.

4.	The Sale Agent will have 15 trading days after the Implementation Date to sell the New Primero Shares issued to it as Sale Agent and will be required to comply with all applicable securities laws.

5.	The New Primero Shares will be sold on the TSX and not in the United States or to US persons.

6.	Any of the above key terms may be amended with the agreement of Primero and Cerro.

7.	Primero and the Sale Agent make no guarantee of the value that will be obtained by the Sale Agent for the New Primero Shares.

Annexure 5

Primero Deed Poll

THIS DOCUMENT is made on	of	2013.

BY

PRIMERO MINING CORP. a company incorporated under the British Columbia Business Corporations Act, with its principal executive offices at Suite 2301, 20 Queen Street West, Toronto, Ontario, Canada M5H 3R3 (Primero)

IN FAVOUR OF

EACH SCHEME SECURITYHOLDER

BACKGROUND

A.

The directors of Cerro have resolved that Cerro should propose the Schemes. The effect of the Schemes will be that all Scheme Shares will be transferred to Primero and the terms of the Scheme Options will be varied in accordance with the Option Scheme.

B.	Cerro and Primero entered into the Scheme Implementation Deed.

C.	In the Scheme Implementation Deed, Primero agreed to enter into this deed poll.

D.	Primero is entering into this deed poll for the purpose of covenanting in favour of the Scheme Securityholders to perform its obligations in relation to the Schemes.

AGREED TERMS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this document, unless the context requires otherwise, the following words and phrases have the meaning given:

Scheme Implementation Deed	the scheme implementation deed dated 13 December 2012 between Primero and Cerro.

Share Transfer Implementation Date	has the meaning given to it in the Share Scheme.

1.2	Terms defined in Scheme Implementation Deed

Words defined in the Scheme Implementation Deed and not in this document, have the same meaning in this document as in the Scheme Implementation Deed unless the context otherwise requires.

1.3	Incorporation by reference

Clause 1.3 of the Scheme Implementation Deed forms part of this document as if set out in full in this document and any reference to ‘party’ being taken to include the Scheme Securityholders.

2	NATURE OF DEED POLL

Primero acknowledges that:

(a)

this document is a deed poll in favour of each Scheme Securityholders and may be relied on and enforced by any Scheme Securityholders in accordance with its terms, notwithstanding that that person is not a party to this document;

(b)	under the Schemes, each Scheme Securityholder appoints Cerro as its agent and attorney to enforce this document against Primero; and

(c)	Cerro may enforce this deed poll against Primero in its own name notwithstanding that Cerro is not a party to this deed poll.

3	CONDITIONS AND TERMINATION

3.1	Conditions

The obligations of Primero under clause 4 are subject to the Schemes becoming Effective.

3.2	Termination

If:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms; or

(b)	the Schemes do not become Effective on or before the End Date, or such later date as Primero and Cerro agree,

the obligations of Primero under this document will automatically terminate and the terms of this document will be of no further force or effect.

3.3	Consequences of termination

If this document is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a) Primero is released from its obligations to further perform this document; and

(b) each Scheme Securityholder retains the rights they have against Primero in respect of any breach of this document by Primero, which occurred before termination of this document.

4	SCHEME OBLIGATIONS

4.1	Undertaking to pay Acquisition Consideration

Subject to clause 3, Primero undertakes in favour of each Scheme Shareholder to:

	(a)	provide the Acquisition Consideration in accordance with the terms of the Share Scheme;

	(b)	on the Share Transfer Implementation Date, Primero must enter into the Primero Register:

(i)	each Scheme Shareholder, other than Ineligible Foreign Shareholders and Small Lot Scheme Shareholders, in respect of the New Primero Shares to which each Scheme Shareholder is entitled; and

(ii)

the Sale Agent, as nominee for and on behalf of, the Ineligible Foreign Shareholders and Small Lot Scheme Shareholders, in respect of the New Primero Shares to which each Scheme Shareholder is entitled; and

(c)

as soon as practicable after the Share Transfer Implementation Date, subject to any specific requirements under the Share Scheme in relation to joint holders and in accordance with the Listing Rules, forward to:

	(i)	those Scheme Shareholders with a registered address in Australia or New Zealand, CHESS holding statements for New Primero Shares to which the Scheme Shareholders are entitled under the Share Scheme;

(ii)

those Scheme Shareholders with a registered address in Canada and the United States of America a New Primero Share certificate or other evidence of ownership by electronic registration or book entry; and

(iii)

the Sale Agent as nominee for and on behalf of the Ineligible Foreign Shareholders and Small Lot Scheme Shareholders, holding statements for the New Primero Shares to which those shareholders are entitled to under the Share Scheme, by pre-paid post to their Registered Address as at the Record Date, unless that Scheme Shareholder has directed otherwise.

4.2	Undertaking in relation to Amended Options

Subject to clause 3, Primero covenants and undertakes in favour of each Scheme Optionholder that it will:

	(a)	comply with the terms of the Amended Options;

	(b)	issue Primero Shares on exercise of Amended Options in accordance with the terms of the Amended Options; and

(c)

if necessary, waive any terms or conditions attaching to the Amended Options that result in the expiry or lapse of the Amended Options on cessation of a Scheme Optionholder’s employment (other than for termination for cause) with Cerro and allow a Scheme Optionholder to exercise an Amended Option despite any such cessation of employment but otherwise in accordance with the terms thereof.

4.3	General undertakings

Subject to clause 3, Primero undertakes in favour of each Scheme Securityholder to:

	(a)	comply with its obligations under the Scheme Implementation Deed and do all things necessary or expedient on its part to give full effect to the Schemes; and

	(b)	undertake all other actions attributed to it under the Schemes as if named as a party to the Schemes,

subject to and in accordance with the provisions of the Schemes.

4.4	Primero covenants

Primero covenants in favour of each Scheme Securityholder that the New Primero Shares which are to be issued to each Scheme Securityholder who is entitled to receive New Primero Shares in accordance with the Share Scheme will:

	(a)	rank equally with all existing Primero Shares; and

	(b)	be issued fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

5	REPRESENTATIONS AND WARRANTIES

Primero represents and warrants in favour of each Scheme Securityholder that:

(a)	(status) it is validly existing under the laws of the place of its incorporation;

(b)	(power) it has the corporate power to enter into and perform its obligations under this document and to carry out the transactions contemplated by this document;

(c)

(corporate authorisations) it has taken all necessary corporate action to authorise its entry into this document and has taken or will take all necessary corporate action to authorise the performance of this document and to carry out the transactions contemplated by this document; and

(d)	(documents binding) this document is its valid and binding obligation, enforceable against it in accordance with its terms; and

(e)

(transactions permitted) the execution and performance by it of this document poll and each transaction contemplated under this document, did not and will not result in the breach of or default under any:

	(i)	writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound;

	(ii)	provision of its constitution or other constituent documents; or

	(iii)	any other document which is binding on it or its assets.

6	CONTINUING OBLIGATIONS

This document is irrevocable and, subject to clause 3, remains in full force and effect until:

	(a)	Primero has completely performed its obligations under this document; or

	(b)	the earlier termination of this document in accordance with clause 3.

7	FURTHER ASSURANCES

Primero will do all things and execute all further documents necessary to give effect to this document.

8	NOTICES

Any communication under or in connection with this document:

(a)	must be in writing and signed by the sender or a person duly authorised by it;

(b)	must be addressed as shown below:

(i)	Primero
	Address:	Suite 2301
20 Queen Street
Toronto, Ontario, Canada M5H 3R3

	Attention:	Mr Joseph Conway, President and Chief Executive Officer
	Fax:	+1 416 814 3170

	Copy to:	Chief General Counsel

	Fax:	+1 416 814 3151

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 8(b); and

(d)	will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 8(b), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

9	GENERAL TERMS

9.1	Remedies cumulative

The rights, powers and remedies of Primero and of each Scheme Securityholder under this document are cumulative, and do not exclude or limit any right, power or remedy provided by law or equity independently of this document.

9.2	No waiver

If a Scheme Securityholder does not exercise a right arising from a breach of this document at a given time, it may, unless it has waived that right in writing, exercise the right at a later point in time.

9.3	Amendment

A provision of this document may not be varied unless:

(a) if before the First Court Date, the variation is agreed to by Cerro; or

(b) if on or after the First Court Date, the variation is agreed to by Cerro and the Court indicates that the variation would not of itself preclude approval of the Schemes,

in which event Primero will enter into a further deed poll in favour of the Scheme Securityholders giving effect to the variation.

9.4	Stamp duty

Primero:

(a)

will pay all stamp duty and any related fines and penalties in respect of the Acquisition and this document, the performance of this document and each transaction effected by or made under the Acquisition and this document; and

(b)	indemnifies each Scheme Securityholder against any liability arising from Primero’s failure to comply with clause 9.4(a).

9.5	Assignment

The rights and obligations created by this document are personal to Primero and each Scheme Securityholder and must not be dealt with at law or in equity.

9.6	Governing law and jurisdiction

(a) This document is governed by and is to be construed in accordance with the laws applicable in Queensland.

(b)

Primero irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Court and courts of Queensland and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

SIGNING PAGE

This page as intentionally been left blank

Annexure 6

Spinco Deed Poll

THIS DOCUMENT is made on	of	2013.

BY

[SPINCO] MINING LIMITED ACN [XX] with its registered address being Ground Floor, 139 Coronation Drive, Milton QLD 4064 (Spinco);

IN FAVOUR OF

EACH SCHEME SHAREHOLDER

BACKGROUND

A.	The directors of Cerro have resolved that Cerro should propose the Capital Reduction and the Schemes.

B.	Cerro and Primero entered into the Scheme Implementation Deed.

C.

Cerro and Primero have agreed that the shares of Spinco will be distributed in-specie to Scheme Shareholders and that the Spinout Assets will be transferred to Spinco in accordance with the terms and conditions of the Demerger Deed.

D.	In the Demerger Deed, Spinco agreed to enter into this deed poll.

E.	Spinco is entering into this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations in relation to the Share Scheme.

AGREED TERMS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this document, unless the context requires otherwise, the following words and phrases have the meaning given:

Capital Reduction Implementation Date	has the meaning given to it in the Share Scheme.

Foreign Scheme Shareholders

a Scheme Shareholder whose address shown in the Cerro Share Register is a place outside Australia or New Zealand and to whom the Cerro Board has determined that it would be unlawful or not justifiable to offer the Acquisition Consideration.

Scheme Implementation Deed	the scheme implementation deed dated 13 December 2012 between Primero and Cerro.

Spinco Scheme Shares	the Spinco Shares on issue on the Record Date.

Spinco Scheme Transfer

a duly completed and executed proper instrument of transfer in respect of the Spinco Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of the Scheme Shareholders as transferee, which may be a master transfer of all or part of the Spinco Scheme Shares.

1.2	Terms defined in Scheme Implementation Deed

Words defined in the Scheme Implementation Deed and not in this document, have the same meaning in this document as in the Scheme Implementation Deed unless the context otherwise requires.

1.3	Incorporation by reference

Clause 1.3 of the Scheme Implementation Deed forms part of this document as if set out in full in this document and any reference to ‘party’ being taken to include the Scheme Shareholders.

2	NATURE OF DEED POLL

Spinco acknowledges that:

(a)

this document is a deed poll in favour of each Scheme Shareholder and may be relied on and enforced by any Scheme Shareholder in accordance with its terms, notwithstanding that that person is not a party to this document;

	(b)	under the Share Scheme, each Scheme Shareholder appoints Cerro as its agent and attorney to enforce this document against Spinco; and

	(c)	Cerro may enforce this deed poll against Spinco in its own name notwithstanding that Cerro is not a party to this deed poll.

3	CONDITIONS AND TERMINATION

3.1	Conditions

The obligations of Spinco under clause 4 are subject to the Share Scheme becoming Effective.

3.2	Termination

If:

(a) the Scheme Implementation Deed is terminated in accordance with its terms; or

(b) the Share Scheme does not become Effective on or before the End Date, or such later date as Primero and Cerro agree,

the obligations of Spinco under this document will automatically terminate and the terms of this document will be of no further force or effect.

3.3	Consequences of termination

If this document is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers or remedies available to it:

	(a)	Spinco is released from its obligations to further perform this document; and

	(b)	each Scheme Shareholder retains the rights they have against Spinco in respect of any breach of this document by Spinco, which occurred before termination of this document.

4	SCHEME OBLIGATIONS

4.1	Undertakings

Subject to clause 3, Spinco undertakes in favour of each Scheme Shareholder to:

(a)	accept the Spinco Scheme Transfer executed in favour of the Scheme Shareholders by Cerro, made in accordance with the Share Scheme;

(b)	on the Capital Reduction Implementation Date, Spinco must enter into the Spinco register of members:

	(i)	each Scheme Shareholder (other than Foreign Scheme Shareholders) in respect of the Spinco Shares to which each Scheme Shareholder is entitled;

	(ii)	the Sale Agent, as nominee for and on behalf of, the Foreign Scheme Shareholders, in respect of the in respect of the Spinco Shares to which each Scheme Shareholder is entitled;

(c)

as soon as practicable after the Capital Reduction Implementation Date, subject to any specific requirements under the Share Scheme in relation to joint holders and in accordance with the Listing Rules, forward to:

	(i)	the Scheme Shareholders other than Foreign Scheme Shareholders, CHESS holding statements for Spinco Shares to which the Scheme Shareholders are entitled under the Share Scheme; and

	(ii)	the Sale Agent as nominee for and on behalf of the Foreign Scheme Shareholders, CHESS holding statements for the Spinco Shares to which those shareholders are entitled to under the Share Scheme,

(b)	by pre-paid post to their Registered Address as at the Record Date, unless that Scheme Shareholder has directed otherwise;

(d)	accept the transfer of the Spinout Assets in accordance with the Demerger Deed;

(e)

as soon as practicable after the Capital Reduction Implementation Date, use all reasonable efforts to satisfy the conditional listing of Spinco to the official list of the ASX (if granted) and for the quotation of Spinco Shares on the stock market conducted by the ASX;

(f)	comply with its obligations under the Share Scheme and Demerger Deed and do all things necessary or expedient on its part to give full effect to the Share Scheme; and

(g)	undertake all other actions attributed to it under the Share Scheme as if named as a party to the Share Scheme,

subject to and in accordance with the provisions of the Share Scheme.

5	REPRESENTATIONS AND WARRANTIES

Spinco represents and warrants in favour of each Scheme Shareholder that:

(a)	(status) it is validly existing under the laws of the place of its incorporation;

(b)	(power) it has the corporate power to enter into and perform its obligations under this document and to carry out the transactions contemplated by this document;

(c)

(corporate authorisations) it has taken all necessary corporate action to authorise its entry into this document and has taken or will take all necessary corporate action to authorise the performance of this document and to carry out the transactions contemplated by this document; and

(d)	(documents binding) this document is its valid and binding obligation, enforceable against it in accordance with its terms; and

(e)

(transactions permitted) the execution and performance by it of this document poll and each transaction contemplated under this document, did not and will not result in the breach of or default under any:

	(i)	writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound;

	(ii)	provision of its constitution or other constituent documents; or

	(iii)	any other document which is binding on it or its assets.

6	CONTINUING OBLIGATIONS

This document is irrevocable and, subject to clause 3, remains in full force and effect until:

(a) Spinco has completely performed its obligations under this document; or

(b) the earlier termination of this document in accordance with clause 3.

7	FURTHER ASSURANCES

Spinco will do all things and execute all further documents necessary to give effect to this document.

8	NOTICES

Any communication under or in connection with this document:

(a)	must be in writing and signed by the sender or a person duly authorised by it;

(b)	must be addressed as shown below:

(i)	Spinco
	Address:	Ground Floor
139 Coronation Drive
Milton, Queensland 4064

	Attention:	[confirm]
	Fax:	[confirm]

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 88(b); and

(d)	will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 8(b), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

9	GENERAL TERMS

9.1	Remedies cumulative

The rights, powers and remedies of Spinco and of each Scheme Shareholder under this document are cumulative, and do not exclude or limit any right, power or remedy provided by law or equity independently of this document.

9.2	No waiver

If a Scheme Shareholder does not exercise a right arising from a breach of this document at a given time, it may, unless it has waived that right in writing, exercise the right at a later point in time.

9.3	Amendment

A provision of this document may not be varied unless:

(a) if before the First Court Date, the variation is agreed to by Cerro; or

(b) if on or after the First Court Date, the variation is agreed to by Cerro and the Court indicates that the variation would not of itself preclude approval of the Share Scheme,

in which event Spinco will enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation.

9.4	Assignment

The rights and obligations created by this document are personal to Spinco and each Scheme Shareholder and must not be dealt with at law or in equity.

9.5	Governing law and jurisdiction

(a) This document is governed by and is to be construed in accordance with the laws applicable in Queensland.

(b)

Spinco irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Court and courts of Queensland and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

SIGNING PAGE
EXECUTED as a deed poll

This page as intentionally been left blank